Form 10-K405, Exhibit 13
PITT DES MOINES INC
filed 1995-03-30
CIK 78853

                                  Exhibit 13
                             REVIEW OF OPERATIONS


ENGINEERED CONSTRUCTION DIVISION

In January 1994, the Engineered Construction Division was reorganized into three project groups, each focusing on specific customers: Industrial, International and Technology and Water. This new focus, combined with a growing economy and continuing efforts to increase quality and productivity, brought substantial improvement in financial results for 1994. Demand was better than anticipated with higher revenues across all markets.

Industrial Projects Group

The Industrial Projects Group experienced an exceptional year in 1994. Revenues exceeded forecasts and new bookings were running at improved levels through year end.
   The Wilmington Liquid Bulk Terminal facility was completed several months ahead of schedule, demonstrating this group's ability to complete complex liquid storage projects within demanding time and cost constraints. The Wilmington facility involved the design, engineering, fabrication, project management and construction of a complete terminal expansion on a turnkey basis. PDM is one of few companies having the technology, experience and management expertise to undertake and accomplish a project of this complexity.
   In Tucson, Arizona, six flat bottom storage tanks will be the showcase for a new PDM/CoreTank(R) engineering innovation. This design features double bottom steel tanks integrated with electronic leak detection systems, providing customers with superior protection against the risk of potential spills. In addition, the Industrial Projects Group is performing tank repair and maintenance activities at Tosco's refinery in Martinez, California. Similar work extending the life of older tanks is becoming a significant market opportunity for the Industrial Projects Group.
   Finally, the Industrial Projects Group and the International and Technology Projects Group teamed together to obtain four separate contracts in thermal energy storage systems. These systems will enable commercial, industrial and institutional facilities to take advantage of technology in heat transfer to reduce the cost of heating and cooling by shifting electrical load to off-peak hours.

International and Technology Projects Group

The International and Technology Projects Group revenues increased from sales to customers in Latin America and the Caribbean, and from increased liquid natural gas (LNG) activity in both the international and domestic markets. Internationally, PDM's global reputation for quality design, safety, and construction of LNG work resulted in new projects being secured in Qatar and Argentina. Storage tank maintenance work emerged as an important market for the International and Technology Projects Group as well, with Amerada-Hess calling on PDM to perform the ongoing tank maintenance and repair at its St. Croix refinery in the Virgin Islands.

   In 1994 PDM completed work on the fluidized bed iron carbide reactor for Nucor in Trinidad. In addition to the reactor vessel and internals, PDM constructed cyclones, ore silos and associated tanks. Latin America and the Caribbean will continue to be an area of concentration for 1995, with continued growth anticipated. As energy demand increases, natural gas is seen as an increasingly attractive, environmentally safe fuel, encouraging the development of LNG import/export terminals. PDM excels at turnkey LNG projects, handling all aspects of design, engineering, fabrication and construction.
   A resurgence of LNG activity was also seen on the domestic side. Long-lead equipment procurement and engineering began for a turnkey LNG liquefaction plant at Cove Point, Maryland. This project highlights PDM's close strategic relationship with Air Products and Chemicals, widely recognized as the world leader in LNG liquefaction technology.
   The International and Technology Projects Group contracted to complete a third autoclave system for Boeing at their Frederickson, Washington plant. Pitt-Des Moines, Inc. received an award for "Fabricated Product of the Year" for 1993 from the Steel Plate Fabricators Association for design and engineering work on the two Boeing Autoclave systems previously completed. In addition, PDM completed construction of a vacuum test chamber for laser experiments at TRW's San Juan Capistrano test site.

Water Projects Group

The Water Projects Group revenues exceeded budget as the housing market remained relatively stable despite the rise in interest rates. PDM, an industry leader in elevated water tanks for decades, took new strides in 1994 with the purchase of a majority interest in HyCon, Inc., a foundation and painting company. This purchase has added to PDM's product line the capability to construct Composite Elevated Tanks (CET's) which are welded elevated steel tanks supported by reinforced concrete rather than steel pedestals. This purchase also enhances the foundation and painting capabilities of the Engineered Construction Division.
   Noteworthy projects for 1994 included an ornamental reservoir in Columbus, Ohio that will feature artwork designed by local art students, and new awards of
2.0 million gallon hydropillars in Warren County, Ohio and Niagara Falls, New York, and a 1.5 million gallon hydropillar in Moon Township, Pennsylvania. During 1995 the Water Projects Group will complete the erection of three 1.5 million gallon hydropillars in Bowie, Maryland.
   PDM was honored with three "Steel Tank of the Year" awards for 1993 from the Steel Plate Fabricators Association. Award winning projects were two 5 million gallon reservoirs with ellipsoidal roofs in Birmingham, Alabama, a standpipe in Attleboro, Massachusetts, and two anaerobic egg-shaped digesters in Appleton, Wisconsin.

Divisional

PDM's long-standing reputation for quality work continues to be recognized by customers and strategic partners alike. The division was named a preferred supplier of Bechtel and continued to build on its existing preferred supplier relationships with Praxair and Air Products and Chemicals.
   Construction of a new office building in Clive, Iowa has been completed. This building replaces the office which was damaged beyond repair in the 1993 Des Moines flood. With a strong backlog already in place for 1995, the Engineered Construction Division is well positioned for 1995.

STEEL CONSTRUCTION

Well positioned as a low-cost producer, Steel Construction returned to profitability in 1994, in spite of difficult business conditions, and increased its market share as a result of strategic acquisitions.

PDM BRIDGE

Effective September 1, 1994, the Company acquired the bridge fabricating assets of one of its primary Midwestern competitors, Phoenix Steel, Inc. located in Eau Claire, Wisconsin. This acquisition presented a strategic opportunity to replace the loss of capacity caused by the flood of 1993 and the related closing of PDM's Des Moines, Iowa structural facility. These assets were combined with the bridge fabrication assets of Hartwig Mfg. Corp., Wausau, Wisconsin, to form the PDM Bridge Division. The Phoenix acquisition added capabilities which complemented the existing strengths of Hartwig. The newly acquired facilities provide capability for the fabrication of deeper, heavier bridge components, and its state-of-the-art paint shop expands PDM's ability to meet the growing demands throughout the bridge industry for sophisticated multi-coat paint systems. Operating together, these facilities have the equipment and experience to bid the complete range of bridge projects, from the most complex movable and truss bridges to simple plate girder work. Furthermore, the acquisition of Phoenix expanded PDM's market area from twelve states to over twenty, reaching markets from the East Coast to the Rockies.
   Two significant new projects for 1995, the St. Croix River Crossing in Hudson, Wisconsin, and the Dartmouth Project in Minneapolis, Minnesota, highlight the teamwork between the two plants. Both of these new projects will be jointly fabricated, with the large welded plate girders to be handled at Eau Claire, while Wausau simultaneously completes smaller components. Although PDM Bridge anticipates a year in which the federal and state infrastructure spending will remain flat, margins are expected to gradually improve. As we enter 1995, PDM Bridge has a healthy backlog with reasonable gross margins, a position unique in the industry, and one that reinforces its position as a low-cost, high-quality bridge fabricator.

CHICAGO STEEL CONSTRUCTION

Chicago Steel Construction's activities in 1994 were dominated by the fabrication and erection of one of the nation's largest structural steel projects: The McCormick Place Expansion in Chicago. When complete, the McCormick Place structure will contain over 40,000 tons of steel, six times as much as a typical 50-story office building. The scale of this project and the expertise with which it has been accomplished, exemplifies the reason Chicago Steel Construction is considered a key player in major structural steel projects.
   The tight schedule for McCormick Place was intensified by ongoing design changes. In order to ensure that material could be continuously furnished for erection by the three jobsite cranes, Chicago Steel Construction implemented computerized production software which enabled PDM managers to reduce the time required to design and fabricate a beam by over 60 percent. This software was an adaptation of that utilized at another PDM location, an example of sharing information and experience across PDM's operating units.
   Chicago Steel Construction is faced with a shrinking backlog which could produce layoffs in 1995. However, its flexibility to compete, not only in private and public sector building construction, but also in bridge fabrication, could lead to new opportunities in 1995.

PDM STROCAL, INC.

PDM Strocal's management strength and excellent competitive position combined to post the third straight year of profitability, despite continued weakness in the building market in California and project delays associated with the Northridge earthquake. The Northridge earthquake caused the delay of both in-process work and bid activity as the industry awaited results of earthquake testing programs. This resulted in the further consolidation of the industry in the region, with Strocal seeing 50 percent fewer competitors today than three years ago.
   Backlog entering 1995 is dramatically higher than last year's depressed levels. Equally important, the average tonnage of these new projects is more appropriately sized to Strocal's capabilities. Strocal is looking forward to improved profitability in 1995.

STEEL SERVICE CENTERS

"Service, When and Where You Need It." That philosophy has helped PDM's Steel Service Center Division achieve three consecutive years of record sales and profits. The Steel Service Center Division capitalized on a three-year strategic expansion plan to achieve record sales. Revenues improved 29 percent, and pre-tax profits increased 60 percent, as the market demand for steel products grew vigorously through all of 1994. Tons shipped rose 23 percent to a record 192,000 tons.

   Capital improvements undertaken as part of the Division's three-year strategic expansion were critical to achieving these results. The expansion program included additions to facilities and delivery fleet at all service center locations to accommodate greater volumes. Plasma cutting machines were also added at all service center locations, increasing the efficiency of operations, and enhancing the Division's ability to deliver value for customers through pre-processing of standard products.
   The Division's computer software system was upgraded to improve responsiveness to customers and streamline operations. New imaging software allows for archiving of mill test reports in digital form. These reports can be instantly retrieved for transmittal to customers. Software improvements were made to purchasing systems, enabling the Division to better manage inventory and improve return on investment. As a result of these and other initiatives, the Division was once again ranked in the upper quartile of performance in a nationwide comparison published by the Steel Service Center Institute.
   Beyond the growing economy, several trends contributed to the Steel Service Centers' heightened demand in 1994. Due to the extended lead times at many mills, manufacturers turned to steel service centers to complete their needs. Also, supplies of light gauge sheet and plate steel were limited, due to increased construction demand and the strong auto market. The long-time strategic relationships which the PDM Steel Service Center Division enjoys with several mills were critical in this market environment, allowing PDM to continue to supply customers' requirements.
   Strategic acquisitions also contributed to the 1994 results. The purchase of the inventory and delivery fleet of a former competitor, Industrial Tube Company in San Jose, California, added profitability at all California locations. 1994 also marked the first full year of operation for the former Cascade Culvert facility as a unit of the Division's Oregon Culvert operation. This location was able to achieve a 25 percent increase in sales for the year. As expected, this acquisition has improved the Company's ability to serve customers in the culvert markets of the Northwest and Alaska. Both Oregon and Washington Culvert operations experienced excellent growth in 1994.
   Most elements of the Division's three-year strategic plan are implemented and the personnel are in place to handle higher sales volumes. The Steel Service Center Division looks forward to another exceptional year in 1995.