Form 10-K, Exhibit 13
period 1995-12-31
PITT DES MOINES INC
filed 1996-03-29
CIK 78853

                                  Exhibit 13
              PORTIONS OF THE 1995 ANNUAL REPORT TO STOCKHOLDERS
                             Pitt-Des Moines, Inc.


FIVE YEAR
SELECTED
FINANCIAL DATA

                                                                                                    Years ended December 31,
----------------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)        1995            1994            1993            1992            1991
----------------------------------------------------------------------------------------------------------------------------
Operating Performance
  Earned revenue                                   $461,274        $408,061        $323,707        $355,043        $370,318
  Income (loss) from operations                      22,077          15,508          (2,689)          4,681          11,323
  Net Income (loss):
    Continuing operations                            13,019          11,980             567           4,080           8,315
    Discontinued operations                              --              80             471             820            (462)
---------------------------------------------------------------------------------------------------------------------------
    Net Income                                     $ 13,019        $ 12,060        $  1,038        $  4,900        $  7,853
===========================================================================================================================
  Income (loss) per common share:
    Continuing operations                          $   5.58        $   5.16        $   0.25        $   1.68        $   3.37
    Discontinued operations                              --            0.03            0.20            0.34           (0.19)
---------------------------------------------------------------------------------------------------------------------------
    Net income per common share                    $   5.58        $   5.19        $   0.45        $   2.02        $   3.18
===========================================================================================================================
Financial Position
  Total assets                                     $201,136        $214,201        $177,803        $166,074        $176,001
  Long-term debt                                     13,000          22,000              --              --           2,135
  Stockholders' equity                              108,942          98,549          88,473           89,678         91,512
Other Information
  For the year:
    Cash provided (utilized) by operations         $ 14,630        $ (2,784)       $ (3,767)       $  21,414       $ 13,871
    Depreciation expense                              5,554           5,037           4,145            4,314          4,178
    Capital expenditures                              5,304           7,919           3,942            4,491          4,417
    Dividends per common share                         1.00            0.90            0.90             0.90          0.825
  At year end:
    Book value per common share                    $  46.96        $  42.44        $  38.07        $   38.63       $  37.36
    Employees                                         2,082           2,257           1,987            2,066          2,285
===========================================================================================================================

Note: Refer to the Accrued Liabilities and Contingencies Notes accompanying the
      Consolidated Financial Statements.

MANAGEMENT'S
DISCUSSION
AND ANALYSIS

The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes.


Results of Operations

The Company realized net income of $13.0 million in 1995 compared with $12.0 million in 1994 and $1.0 million in 1993. The related earnings per share were $5.58 in 1995 compared with $5.19 in 1994 and $.45 in 1993. Earned revenue increased 13 percent in 1995 compared with 1994 and increased 26 percent in 1994 compared with 1993. Income from operations increased $6.6 million in 1995 when compared with 1994 as a result of the Company's performance particularly in the steel construction and steel service center markets. During 1994, income from operations improved $18.2 million to $15.5 million from a loss of $2.7 million in 1993. This change may be attributed to the general economic conditions in the respective years. In 1994, all of the Company's business segments improved profitability when compared with 1993 results.


Engineered Construction Division

Earned revenue for the Engineered Construction Division (ECD) was $190.8 million in 1995 compared with $177.3 million and $128.4 million in 1994 and 1993, respectively. ECD's earned revenue represented 41 percent of consolidated revenues in 1995.

Income from operations of $9.1 million in 1995 decreased $2.1 million when compared with 1994. This was a direct result of a downturn of activity in commercial markets where margins tend to be more favorable. However, new marketing efforts were initiated during 1995 to address these market conditions, and should have a favorable impact on 1996 results. In 1994, income from operations of $11.2 million increased $12.9 million when compared with a loss of $1.7 million in 1993. During 1994, ECD took advantage of the recovering economy by expanding volume and realizing higher margins on contracts. The loss in 1993 was attributed to poor economic conditions as the Company's results normally lag the general economy.

New awards were $174.9 million, $199.0 million and $160.3 million in 1995, 1994 and 1993, respectively. Although new awards were down in 1995, an adequate backlog level of $93.1 million along with new marketing strategies should permit this segment to maintain profitability levels in 1996.

Capital expenditures of $2.3 million in 1995 were primarily for construction and computer equipment. During 1994, expenditures of $3.9 million were for a new office building, computer and construction equipment. In 1993, plant and construction equipment expenditures totaled $882,000.


Steel Construction

This segment has seen an increase in earned revenues over the last three years. In 1993, revenues were $95.8 million which increased to $101.9 million in 1994, and in 1995 rose to $119.7 million which represented 26 percent of consolidated revenues. The increase in bridge activity during 1995, offset the expected deterioration in results for Chicago Steel Construction. During 1994, the McCormick Place Exhibition Center project accounted for almost 12 percent of consolidated revenues and dominated activity for this segment. The substantial completion of the United States Post Office project in Chicago accounted for 35 percent of this segment's revenues in 1993. For a discussion of certain potential liabilities which may arise from an accident which occurred at this project, see "Accrued Liabilities" in the Notes to Consolidated Financial Statements.

As indicated in "Costs and Estimated Profits on Uncompleted Contracts" in the Notes to Consolidated Financial Statements, Steel Construction's earned revenue for 1995 includes approximately $6.0 million relating to an unapproved change order arising from a dispute over design and specification changes on a project currently under construction. Negotiations to obtain reimbursement for this additional work have commenced. Management believes that amounts recognized will be realized. However, this estimate of recovery could change as the negotiations continue. As additional facts are learned, the Company may revise the estimate of potential recovery, which could result in a material adjustment to the results of operations in future periods.

MANAGEMENT'S
DISCUSSION
AND ANALYSIS


The most dramatic improvement for Steel Construction over the last three years has been in operating profitability. In 1993, operating profitability was $431,000, in 1994 increased to $2.8 million, and in 1995 reached $7.6 million. The increase in 1995 was attributed to the improvement in profitability of construction contracts on the West Coast along with this segment's ability to increase its market share in bridge fabrication. One major contract, as mentioned earlier, contributed significantly to the increase in profitability in 1994 when compared to 1993. A non-recurring charge for insurance coverage deductibles of $2.0 million and uninsured costs were recorded in 1993, thus reducing profitability.

In 1995, new awards were $126.6 million compared with $92.7 million in 1994 and $121.3 million in 1993. This resulted in backlog levels of $91.3 million, $82.1 million and $89.0 million for 1993, 1994 and 1995, respectively. With its current backlog and new contract prospects, management anticipates that Steel Construction will remain profitable in 1996.

Capital expenditures, exclusive of business acquisitions, were $919,000 in 1995 compared with $661,000 and $1.5 million in 1994 and 1993, respectively. During the last three years, asignificant portion of capital expenditures were for purchases of plant and construction equipment.


Steel Service Centers

The Company's Steel Service Centers accounted for 33 percent of consolidated earned revenues in 1995. Earned revenue was $150.8 million in 1995 compared with $128.9 million in 1994 and $99.5 million in 1993. This increase in revenue was primarily the result of this Division's ability to capture additional market share through competitive pricing.

Operating profitability increased to $11.9 million in 1995, compared with $7.5 million in 1994. This Division's performance over the past three years has been the result of strategic expansion plans along with a strong economy on the West Coast. As a result, it is expected that this segment's continued improvement in performance will carry over into 1996.

Capital expenditures in 1995 of $2.1 million were for plant equipment.
During 1994 and 1993, capital expenditures of $3.4 million and $1.6 million, respectively were primarily used for expansions of physical plants, processing and warehouse equipment and to upgrade the delivery fleet.


Other

Corporate unallocated expenses, consisting primarily of salaries, benefits, outside professional services, taxes and insurance, were $6.5 million in 1995 compared with $6.0 million and $6.5 million in 1994 and 1993, respectively.

In 1995, the Company's interest income was $1.2 million compared with $627,000 in 1994 and $540,000 in 1993. Interest income increased in 1995 as a result of interest bearing long-term notes receivables, related to the disposition of CVI Incorporated during the fourth quarter of 1994, along with an increased level of interest earning funds the Company maintained throughout the year. Interest income increased in 1994 when compared to 1993 reflecting the rise in interest rates.

The steady rise in interest expense over the last three years was the result of the Company's increase in net borrowings on its revolving credit facility. The Company had debt obligations of $13 million and $22 million as of December 31, 1995 and 1994, respectively. However, corresponding with the increase in interest expense the Company maintained higher levels of net borrowings throughout 1995 when compared with 1994.

The gain on the sale of assets was $95,000 in 1995 and $3.6 million in 1994. In 1995, 1994 and 1993, gains on the sale of idle properties were recognized and additionally in 1994, the Company realized a gain on the sale of PDM Saudi Arabia Ltd., a joint venture.

The effective income tax rate was 39 percent in 1995 compared with 36 percent in 1994 and 47 percent in 1993. In 1994, the effective tax rate was favorably impacted by the realization of a tax benefit related to the previously mentioned sale of a foreign investment. In 1993, the effective tax rate was adversely impacted as a result of foreign taxes of $81,000 with no corresponding tax credit.

The Company's operations, including idle facilities and other property, are subject to federal, state and local laws andregulations regarding protection of the environment. The Company accrues for environmental costs where such obligations are either known or considered probable and can be reasonably estimated.

MANAGEMENT'S
DISCUSSION
AND ANALYSIS


The Company has been notified it is a potentially responsible party (PRP) at three waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). Other parties have also been identified as PRP's at the sites. Investigative and/or remedial activities are ongoing.

The Company believes, based upon the information presently available to it, that such costs will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

However, the imposition of more stringent requirements under environmental laws or regulations, changes in site cleanup costs or the allocation of such costs among PRP's, or a determination that the Company is potentially responsible for the release of waste or pollutants at sites other than those currently identified, could result in additional costs.

Inflation and changing prices did not significantly impact the Company during the last three years.

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123 establishes financial accounting and reporting standards for stock-based compensation plans and to transactions in which an entity issues its equity instruments to acquire goods and services from nonemployees. The new accounting standards prescribed by SFAS No. 123 are optional, and the Company may continue to account for its plans under previous accounting standards. The Company does not expect to adopt the new accounting standard, and consequently, SFAS No. 123 will not have an impact on the Company's consolidated results of operations.

In 1996, the Company will adopt the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121). The adoption of SFAS No. 121 will not have a material effect on the Company's financial position or results of operations.


Liquidity and Capital Resources

The increase in cash flows from operating activities in 1995 when compared with 1994, is due primarily to decreases in operating assets and liabilities. The changes in operating assets and liabilities from year to year are affected by the mix, stage of completion and commercial terms of contracts. The decrease in cash utilized by investing activities in 1995 compared with 1994 is primarily attributable to the acquisition of the bridge fabricating assets of Phoenix Steel Inc., a steel bridge fabricator on September 1, 1994. The total cost of this acquisition was $13.5 million. Capital expenditures, exclusive of business acquisitions, in 1995 were $5.3 million compared with $7.9 million and $3.9 million in 1994 and 1993, respectively. In addition, the Company intends to continue to pursue beneficial acquisition opportunities. Cash utilized by financing activities consisted primarily of dividend payments and payment of debt obligations.

The Company paid cash dividends of $2.3 million ($1.00 per share) in 1995 compared with $2.1 million ($.90 per share) in 1994 and 1993. On February 8, 1996, the Board of Directors declared a 10 percent increase in the quarterly dividend from $.25 per share to $.27-1/2 per share, and a special year-end extra dividend of $.20 per share. The payment of future dividends will be evaluated based on business conditions.

The Company has on hand and access to sufficient sources of funds to meet its anticipated operating, expansion and capital needs. These sources include the unused portion of a $40.0 million unsecured revolving credit facility which matures on December 31, 1997. This facility contains an annual option to renew for an additional one-year period, subject to lender approval. On December 31, 1995, $13.0 million of borrowings, at 7.1% and $12.5 million of stand-by letters of credit were outstanding under this agreement. The Company expects to borrow under the credit facility for working capital requirements in 1996.

BUSINESS
SEGMENT
INFORMATION

                                                            Years ended December 31,
------------------------------------------------------------------------------------
                                                1995            1994            1993
------------------------------------------------------------------------------------
Earned Revenue
  Engineered Construction Division      $190,778,590    $177,337,825    $128,444,623
  Steel Construction                     119,690,135     101,871,144      95,755,727
  Steel Service Centers                  150,805,331     128,851,654      99,506,546
------------------------------------------------------------------------------------
                                        $461,274,056    $408,060,623    $323,706,896
====================================================================================
Income (Loss) From Operations
  Engineered Construction Division      $  9,088,399    $ 11,180,896    $ (1,716,243)
  Steel Construction                       7,607,683       2,767,438         430,963
  Steel Service Centers                   11,927,971       7,528,151       5,068,260
  Corporate and other                     (6,547,366)     (5,968,768)     (6,472,186)
------------------------------------------------------------------------------------
                                        $ 22,076,687    $ 15,507,717    $ (2,689,206)
====================================================================================
Identifiable Assets
  Engineered Construction Division      $ 59,919,222    $ 61,826,921    $ 49,564,994
  Steel Construction                      69,129,166      75,024,678      48,941,685
  Steel Service Centers                   40,809,816      41,421,278      33,221,009
  Corporate and other                     27,361,995      32,371,231      33,904,461
------------------------------------------------------------------------------------
  Continuing operations                  197,220,199     210,644,108     165,632,149
  Discontinued operations                  3,916,078       3,557,371      12,170,808
------------------------------------------------------------------------------------
                                        $201,136,277    $214,201,479    $177,802,957
====================================================================================
Capital Expenditures
  Engineered Construction Division      $  2,296,679    $  3,868,223    $    881,772
  Steel Construction                         919,330         660,540       1,493,362
  Steel Service Centers                    2,065,521       3,375,412       1,561,748
  Corporate and other                         22,124          14,845           4,684
------------------------------------------------------------------------------------
  Continuing operations                    5,303,654       7,919,020       3,941,566
  Discontinued operations                         --          23,987         158,920
------------------------------------------------------------------------------------
                                        $  5,303,654    $  7,943,007    $  4,100,486
====================================================================================
Depreciation
  Engineered Construction Division      $  1,875,229    $  1,906,768    $  1,543,513
  Steel Construction                       2,196,098       1,902,787       1,674,637
  Steel Service Centers                    1,442,272       1,192,176         883,991
  Corporate and other                         40,361          35,024          43,244
------------------------------------------------------------------------------------
  Continuing operations                    5,553,960       5,036,755       4,145,385
  Discontinued operations                    108,227         593,254         631,520
------------------------------------------------------------------------------------
                                        $  5,662,187    $  5,630,009    $  4,776,905
====================================================================================

For the year ended 1995, neither any single customer, nor any customer outside the United States, accounted for 10 percent or more of total earned revenue.
In 1994, Steel Construction's earned revenue includes $48.3 million related to the McCormick Place Exhibition Center. In 1993, Steel Construction's earned revenue includes $39.5 million related to the United States Post Office project.

CONSOLIDATED
STATEMENTS
OF INCOME

                                                                         Years ended December 31,
-------------------------------------------------------------------------------------------------
                                                             1995            1994            1993
-------------------------------------------------------------------------------------------------
Earned revenue                                       $461,274,056    $408,060,623    $323,706,896
Cost of earned revenue                                398,731,887     357,639,136     293,377,923
-------------------------------------------------------------------------------------------------
  Gross profit from operations                         62,542,169      50,421,487      30,328,973
Selling, general and administrative expenses           40,465,482      34,913,770      33,018,179
-------------------------------------------------------------------------------------------------
  Income (loss) from operations                        22,076,687      15,507,717      (2,689,206)
Other income (expense):
  Interest income                                       1,234,367         626,841         540,008
  Interest expense                                     (1,927,010)       (897,993)       (219,752)
  Gain on sale of assets                                   95,044       3,576,760       3,595,414
  Miscellaneous, net                                     (223,620)       (157,233)       (155,047)
-------------------------------------------------------------------------------------------------
                                                         (821,219)      3,148,375       3,760,623
-------------------------------------------------------------------------------------------------
  Income from continuing operations before taxes       21,255,468      18,656,092       1,071,417
Income tax expense                                      8,236,008       6,676,271         504,438
-------------------------------------------------------------------------------------------------
  Income from continuing operations                    13,019,460      11,979,821         566,979
  Income from discontinued operations, net of taxes            --          80,362         470,962
-------------------------------------------------------------------------------------------------
  Net income                                         $ 13,019,460    $ 12,060,183    $  1,037,941
=================================================================================================
Income per common share:
  Continuing operations                                     $5.58           $5.16           $0.25
  Discontinued operations                                      --            0.03            0.20
-------------------------------------------------------------------------------------------------
Net income per common share                                 $5.58           $5.19           $0.45
=================================================================================================
Shares used to calculate income per share               2,332,928       2,323,651       2,323,645
=================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED
STATEMENTS OF
FINANCIAL CONDITION

                                                                      December 31,
----------------------------------------------------------------------------------
Assets                                                        1995            1994
----------------------------------------------------------------------------------
Assets
Current Assets
  Cash and cash equivalents                           $  9,507,815    $ 11,668,341
  Accounts and notes receivable                         77,517,346      90,731,715
  Inventories                                           16,417,820      19,867,066
  Costs and estimated profits in excess of billings     38,166,308      30,193,058
  Deferred income taxes                                  4,871,911       5,367,748
  Prepaid expenses                                         913,589         931,974
----------------------------------------------------------------------------------
  Total current assets                                 147,394,789     158,759,902


Other Assets                                             8,079,959       9,458,373


Net Assets of Discontinued Operations                    3,916,078       3,557,371


Property, Plant and Equipment
  Land                                                   6,783,793       6,959,818
  Buildings                                             31,025,309      30,370,577
  Machinery and equipment                               62,286,983      59,264,513
----------------------------------------------------------------------------------
                                                       100,096,085      96,594,908
  Allowances for depreciation                          (58,350,634)    (54,169,075)
----------------------------------------------------------------------------------
  Net property, plant and equipment                     41,745,451      42,425,833
----------------------------------------------------------------------------------
                                                      $201,136,277    $214,201,479
==================================================================================

CONSOLIDATED
STATEMENTS OF
FINANCIAL CONDITION



                                                                                                               December 31,
---------------------------------------------------------------------------------------------------------------------------
Liabilities and Stockholders' Equity                                                                   1995            1994
---------------------------------------------------------------------------------------------------------------------------
Current Liabilities
  Accounts payable                                                                             $ 41,610,979    $ 47,328,315
  Accrued compensation, related taxes and benefits                                               11,739,433      10,582,861
  Other accrued expenses                                                                          2,378,643       3,663,269
  Billings in excess of costs and estimated profits                                               6,435,634      14,309,207
  Income taxes                                                                                    1,344,994       2,118,274
  Casualty and liability insurance                                                                8,816,939       8,949,713
---------------------------------------------------------------------------------------------------------------------------
  Total current liabilities                                                                      72,326,622      86,951,639
Revolving Credit Facility                                                                        13,000,000      22,000,000
Deferred Income Taxes                                                                             5,601,219       5,573,065
Minority Interest                                                                                 1,266,930       1,127,755
Contingencies and Commitments
Stockholders' Equity
  Preferred stock -- par value $.01 per share; authorized 3,000,000 shares; issued -- none
  Common stock -- no par value; authorized 15,000,000 shares; issued 2,982,156 shares            33,549,255      33,549,255
  Retained earnings                                                                              89,677,480      79,201,572
---------------------------------------------------------------------------------------------------------------------------
                                                                                                123,226,735     112,750,827
  Treasury stock at cost (1995 -- 662,523 shares; 1994 -- 660,253 shares)                       (14,285,229)    (14,201,807)
---------------------------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                                                    108,941,506      98,549,020
---------------------------------------------------------------------------------------------------------------------------
                                                                                               $201,136,277    $214,201,479
===========================================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED
STATEMENTS
OF CASH FLOWS

                                                                                          Years ended December 31,
-------------------------------------------------------------------------------------------------------------------
                                                                              1995             1994           1993
-------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
Net income                                                            $ 13,019,460     $ 12,060,183    $ 1,037,941
Adjustments to reconcile net income to net cash
provided by operating activities:
  Depreciation                                                           5,553,960        5,036,755      4,145,385
  Discontinued operations                                                 (341,873)      (1,397,613)     4,617,346
  Gain on sale of assets                                                   (95,044)      (3,576,760)    (3,595,414)
  Deferred income taxes (credits)                                          523,991        2,141,057       (979,567)
  Minority interest in earnings, net of dividends paid                     139,175          219,675         37,150
  Other non-cash credits, net                                              141,077         (301,288)      (536,498)
Change in operating assets and liabilities providing (using) cash:
  Accounts and notes receivable                                         14,991,156      (31,132,161)    (7,448,578)
  Inventories                                                            3,449,246       (3,396,234)    (2,821,023)
  Prepaid expenses                                                          18,385          663,337     (1,296,847)
  Costs, estimated profits and billings, net                           (15,846,823)      10,937,843     (3,901,538)
  Accounts payable                                                      (5,717,336)       6,720,222      3,372,152
  Accrued liabilities                                                     (431,779)      (1,727,972)     2,909,863
  Income taxes                                                            (773,280)         969,217        693,051
-------------------------------------------------------------------------------------------------------------------
  Net cash provided (utilized) by operating activities                  14,630,315       (2,783,739)    (3,766,577)
-------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
  Capital expenditures                                                  (5,303,654)      (7,919,020)    (3,941,566)
  Proceeds from sale of assets                                             508,286        3,838,022      4,977,159
  Insurance proceeds from flood damage                                          --               --     10,000,000
  Costs incurred related to flood damage                                        --       (3,589,298)    (5,727,951)
  Acquisitions, net of cash acquired                                            --      (13,499,394)    (1,298,174)
  Change in investments and other assets                                  (368,499)        (340,468)    (1,122,699)
-------------------------------------------------------------------------------------------------------------------
  Net cash provided (utilized) by investing activities                  (5,163,867)     (21,510,158)     2,886,769
-------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
  Proceeds from debt obligations                                         4,000,000       28,000,000             --
  Payments of debt obligations                                         (13,000,000)      (6,000,000)      (875,000)
  Dividends paid                                                        (2,321,336)      (2,091,114)    (2,091,581)
  Other                                                                   (305,638)         107,031       (151,515)
-------------------------------------------------------------------------------------------------------------------
  Net cash provided (utilized) by financing activities                 (11,626,974)      20,015,917     (3,118,096)
-------------------------------------------------------------------------------------------------------------------
Decrease in cash and cash equivalents                                   (2,160,526)      (4,277,980)    (3,997,904)
Cash and cash equivalents at beginning of year                          11,668,341       15,946,321      19,944,225
-------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                              $  9,507,815    $  11,668,341     $15,946,321
===================================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED
STATEMENTS OF
STOCKHOLDERS' EQUITY



                                                                                       Treasury stock
                                                                 ------------------------------------
                               Common stock    Retained earnings             Cost    Number of shares
-----------------------------------------------------------------------------------------------------
Balance on December 31, 1992    $33,549,255          $70,314,270     $(14,185,450)           (660,678)
Net income                                             1,037,941
Cash dividends ($.90 per share)                       (2,091,581)
Other                                                   (205,190)          53,675               2,500
-----------------------------------------------------------------------------------------------------
Balance on December 31, 1993     33,549,255           69,055,440      (14,131,775)           (658,178)
Net income                                            12,060,183
Cash dividends ($.90 per share)                       (2,091,114)
Other                                                    177,063          (70,032)             (2,075)
-----------------------------------------------------------------------------------------------------
Balance on December 31, 1994     33,549,255           79,201,572      (14,201,807)           (660,253)
Net income                                            13,019,460
Cash dividends ($1.00 per share)                      (2,321,336)
Other                                                   (222,216)         (83,422)             (2,270)
-----------------------------------------------------------------------------------------------------
Balance on December 31, 1995    $33,549,255          $89,677,480     $(14,285,229)           (662,523)
=====================================================================================================

See Notes to Consolidated Financial Statements.

NOTES TO
CONSOLIDATED
FINANCIAL STATEMENTS

Significant Accounting Policies
Nature of Business Segments
PDM is a diversified engineering and construction company that is comprised of three business segments.

The Engineered Construction Division designs, fabricates and constructs water storage tanks, anaerobic wastewater systems, processing, refining and storage facilities, and specially engineered products such as low-temperature and cryogenic systems, high vacuum and thermal test facilities and supercritical fluid extraction facilities.

Steel Construction is engaged in fabricating and erecting structural steel for commercial, institutional and public sector buildings, bridge rehabilitation and fabricating structural steel for new bridges.

Steel Service Centers provide warehousing, first-stage processing and distribution of carbon steel products including plates, sheets, bars, tubes, shapes, pipe and other miscellaneous metal products. The culvert facilities manufacture and market corrugated metal culvert pipe and accessories.

Basis of Presentation
The consolidated financial statements include the accounts of Pitt-Des Moines, Inc. and its subsidiaries (Company). Inter-company accounts and transactions have been eliminated in consolidation.

The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the balance sheet dates and the reported amounts of revenue and expenses during the reporting periods for long-term contracts.

The Company has a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenues, and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

Reclassifications
Certain amounts in the 1993 and 1994 consolidated financial statements and notes to consolidated financial statements have been reclassified to conform with the 1995 presentation.

Classifications of Current Assets and Liabilities

The Company includes in current assets and current liabilities amounts realizable and payable under contracts which extend beyond one year. Other assets and liabilities are classified as current or non-current on the basis of expected realization or payment within or beyond one year, respectively.

Cash and Cash Equivalents
Cash and cash equivalents are defined as cash and short-term investments with maturities of three months or less at the time of acquisition.

Inventories
Inventories of raw materials and fabricated parts are principally valued at the lower of last-in, first-out (LIFO) cost or market except for certain inventories which are valued at the lower of first-in, first-out (FIFO) cost or market.

Contract material inventories included in accumulated contract costs are valued using the specific identification method.

Property, Plant and Equipment
Land, buildings, machinery and equipment are carried at cost. Buildings, machinery and equipment, including capitalized leases, are depreciated by accelerated methods.

In 1996, the Company will adopt the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121). The adoption of SFAS No. 121 will not have a material effect on the Company's financial position or results of operations.

Revenue Recognition

The Company follows the percentage of completion method of reporting income from contracts. This method takes into account the cost, estimated profit and earned revenue to date on contracts not yet completed. Revenue recognized is the portion of the total contract price that the man-hours expended to date bears to the estimated final total man-hours, based on current estimates of man-hours to complete. Revenue recognition is not related to progress billings to customers.

As long-term contracts extend over one or more years, revisions in estimates of costs and estimated profits during the course of work are reflected in the accounting period in which the facts which require the revision become known. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is recognized in the financial statements. Revenue

NOTES TO
CONSOLIDATED
FINANCIAL STATEMENTS


from change orders and claims is recognized when the settlement is probable and the amount can be reasonably estimated. Contract costs include all direct material, labor, subcontract costs and those indirect costs related to contract performance. Costs and estimated profits in excess of billings are classified as a current asset. Amounts billed in excess of costs and estimated profits are classified as a current liability.

Income Taxes
Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

Net Income Per Share of Common Stock
Earnings per share is based on the weighted average number of shares outstanding during the year and include the dilutive effect of the assumed exercise of outstanding stock options, as computed under the treasury stock method.

Acquisition
Phoenix Steel, Inc.

On September 1, 1994, the Company acquired the bridge fabricating assets of Phoenix Steel, Inc., a steel bridge fabricator. The total cost of this acquisition was $13.5 million. In addition, $1.1 million will be paid, and expensed as incurred, in connection with non-compete agreements, expiring in December 1999, with the former shareholders of Phoenix Steel, Inc.

The acquisition was accounted for as a purchase and, accordingly, the acquired assets and liabilities were recorded at their estimated fair value at the date of acquisition. Operating results have been included since the acquisition date, but pro forma information has not been presented because it is immaterial.

Accounts and Notes Receivable

On December 31, 1995 and 1994, accounts receivable include approximately
$19.6 million and $17.7 million, respectively, which have been billed under retainage provisions in contracts and will become due upon completion of the contracts. Accounts receivable on December 31, 1995 include approximately $1.6 million which is expected to be collected after December 31, 1996. The allowance for doubtful accounts was approximately $900,000 on December 31, 1995 and 1994, respectively.

The majority of accounts receivable are from customers in various locations and industries throughout the United States. The Company maintains adequate reserves for potential credit losses and such losses have been minimal and within management's estimates.

Inventories

Inventories aggregating approximately $14.9 million and $18.3 million on December 31, 1995 and 1994, respectively, are valued at the lower of LIFO cost or market. If these amounts had been valued on the FIFO method, which approximates replacement cost, these amounts would have been approximately $15.7 million and $14.7 million higher than reported on December 31, 1995 and 1994, respectively.

Inventories carried on a FIFO basis were $1.5 million and $1.6 million on December 31, 1995 and 1994, respectively.

Discontinued Operation

On October 31, 1994, the Company sold substantially all of the assets of CVI Incorporated, a wholly owned subsidiary, to Process Systems International, Inc., a subsidiary of Chart Industries, Inc., for consideration of $5.7 million, consisting of $650,000 in cash and a promissory note of $5.0 million, to be paid in installments over four years from the date of sale.

Net assets from discontinued operations in the accompanying consolidated balance sheet of $3.9 million, includes $2.0 million of net current assets and $1.9 million of net non-current assets as of December 31, 1995. These amounts consist primarily of accounts receivable, contract related assets and liabilities, property, plant and equipment and related liabilities.

Revenues applicable to discontinued operations were $2.3 million, $15.1 million, and $30.6 million in 1995, 1994, and 1993, respectively. Discontinued operations, net of taxes in the accompanying consolidated statements of income is composed of the following:

                                      Years ended December 31,
                                  ----------------------------
(Dollars in thousands)                    1995     1994   1993
--------------------------------------------------------------
Income (loss) from operations,
 net of income tax expense
 (benefit) of $94 in 1995,
 $(214) in 1994 and $337 in 1993.          $--    $(493)  $471
Gain from disposal, net
 of income tax expense
 of $383 in 1994.                           --      573     --
--------------------------------------------------------------
                                           $--    $  80   $471
==============================================================

NOTES TO
CONSOLIDATED
FINANCIAL STATEMENTS

Costs and Estimated Profits on
Uncompleted Contracts
Costs and estimated profits on uncompleted contracts are summarized as follows:

                                                   December 31,
---------------------------------------------------------------
                                        1995               1994
---------------------------------------------------------------
Costs incurred on
 uncompleted contracts         $ 542,631,132      $ 533,689,497
Estimated profits                 69,861,448         54,272,616
---------------------------------------------------------------
                                 612,492,580        587,962,113
Billings to date                (580,761,906)      (572,078,262)
---------------------------------------------------------------
                                 $31,730,674        $15,883,851
===============================================================

Costs, estimated profits and billings on uncompleted contracts are included in the accompanying Consolidated Statements of Financial Condition under the following captions:

                                                   December 31,
---------------------------------------------------------------
                                        1995               1994
---------------------------------------------------------------
Costs and estimated
 profits in excess of billings   $38,166,308        $30,193,058
Billings in excess of costs
 and estimated profits            (6,435,634)       (14,309,207)
---------------------------------------------------------------
                                 $31,730,674        $15,883,851
===============================================================

Included in costs and estimated profits in excess of billings on uncompleted contracts at December 31, 1995 was approximately $6.0 million relating to an unapproved change order arising from a dispute over design and specification changes on a project currently under construction.

Negotiations to obtain reimbursement for this additional work have commenced. Management believes that amounts recognized will be realized. However, this estimate of recovery could change as the negotiations continue. As additional facts are learned, the Company may revise the estimate of potential recovery, which could result in a material adjustment to the results of operations in future periods.

Other Assets
Other assets include prepaid pension costs and notes receivable. During
1994, the Company sold an investment in PDM Saudi Arabia, a joint venture, and realized a gain of approximately $2.7 million.

Pensions

The Company has a number of noncontributory defined benefit pension plans covering most employees. Plans covering salaried employees provide monthly benefits at retirement age based on the participant's monthly salary and years of employment. Plans covering hourly employees generally provide benefits of stated amounts for each year of service although certain of such plans provide benefits based on the participant's hourly wage rate and years of service. The plans permit the Company, at any time, to amend or terminate the plans subject to union approval, if applicable.

The Company's policy is to fund the legal minimum required contributions.
Plan assets on December 31, 1995 consisted primarily of listed stocks, bonds, investments in pooled funds and group annuity contracts of insurance carriers.

The Company also makes contributions to certain multi-employer defined benefit pension plans primarily for field union employees. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of man-hours worked. Company contributions and cost recognized for these plans were approximately $738,000, $675,000 and $521,000 for the years ended December 31, 1995, 1994 and 1993, respectively. The estimated accumulated plan benefits and plan assets for these plans are not available.

The Company sponsored defined contribution plans which cover nearly all salaried employees, certain hourly groups in accordance with their union labor contracts and nearly all non-union field employees. Based upon the plan, the Company contributions represent either a stated matching percentage of the participant's basic contribution or a stated rate per hour worked. Company contributions and cost recognized for these plans were $1.6 million, $1.3 million and $1.2 million for the years ended December 31, 1995, 1994 and 1993, respectively.

NOTES TO
CONSOLIDATED
FINANCIAL STATEMENTS


Net periodic pension expense (income) for the Company's continuing operations defined benefit pension plans included the following components:

                                                                       Years ended December 31,
-----------------------------------------------------------------------------------------------
                                                           1995            1994            1993
-----------------------------------------------------------------------------------------------
Service cost-benefits earned during the period     $  1,169,634      $1,287,601      $1,115,407
Interest cost on projected benefit obligation         4,258,907       3,727,962       3,538,634
Actual (return) loss on plan assets                 (14,100,076)        677,553      (5,581,253)
Net amortization, deferral and other                  8,812,612      (6,038,666)        535,543
-----------------------------------------------------------------------------------------------
Net periodic pension expense (income)                  $141,077      $ (345,550)     $ (391,669)
===============================================================================================

As a result of restructuring activities, curtailment losses of $218,000 are reflected in the net amortization and deferral component of net periodic pension expense for the year ended December 31, 1993. The following assumptions were used in the determination of net periodic cost:

                                            Years ended December 31,
--------------------------------------------------------------------
                                                1995    1994    1993
--------------------------------------------------------------------
Discount rate                                   8.5%    7.5%    8.9%
Rates of increase in compensation levels        6.5%    6.0%    6.5%
Expected long-term rates of return on assets    9.0%    9.0%    9.0%
====================================================================

Interest rates used to discount actuarial liabilities to present value at December 31, 1995 and 1994 were 7.5 percent and 8.5 percent, respectively.

The following table sets forth the status of the Company's defined benefit pension plans:

                                                                                 December 31, 1995               December 31, 1994
                                                            --------------------------------------  ------------------------------
                                                                      Plans whose      Plans whose    Plans whose      Plans whose
                                                                    assets exceed      accumulated  assets exceed      accumulated
                                                                      accumulated         benefits    accumulated         benefits
                                                                         benefits    exceed assets       benefits    exceed assets
----------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefit obligation                                           $44,780,865       $5,311,910    $35,236,306       $4,739,165
----------------------------------------------------------------------------------------------------------------------------------
  Accumulated benefit obligation                                      $45,937,231       $5,595,363    $36,166,544       $5,013,504
----------------------------------------------------------------------------------------------------------------------------------
Plan assets at fair value                                             $62,285,463       $3,922,870    $47,878,627       $3,598,344
Projected benefit obligation                                          (53,190,866)      (5,595,363)   (42,565,855)      (5,445,862)
----------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) projected benefit obligation       9,094,597       (1,672,493)     5,312,772       (1,847,518)
Unrecognized net (gain) loss                                           (1,910,489)         334,527      3,149,077          250,015
Unrecognized net asset                                                 (3,489,410)         (59,064)    (4,194,771)         (65,528)
Unrecognized prior service cost                                         1,578,444          701,390      1,624,892          886,579
Adjustment to recognize minimum liability                                      --         (976,853)            --         (711,847)
----------------------------------------------------------------------------------------------------------------------------------
Pension asset (liability) recognized in
 Consolidated Statements of Financial Condition                        $5,273,142      $(1,672,493)    $5,891,970      $(1,488,299)
===================================================================================================================================


Amounts shown above for Plans whose accumulated benefits exceed assets at December 31, 1994 exclude the Projected benefit obligation of $4.2 million, and associated Plan assets of $3.6 million relating to discontinued operations.

Accrued Liabilities

On November 3, 1993, an accident occurred at the construction site of a new United States Post Office in Chicago where the Company's Steel Construction Business segment was in the process of erecting the steel structure of the building. Two men were killed and five seriously injured when a portion of the erected steel collapsed. An investigation is being conducted by the Federal Occupational Safety and Health Administration (OSHA) and the Justice Department as required by OSHA law. OSHA has cited the Company for safety violations and has assessed $147,000 in civil penalties. In an order dated April 28, 1995, an administrative law judge

NOTES TO
CONSOLIDATED
FINANCIAL STATEMENTS



dismissed OSHA's case assessing civil penalties. OSHA's appeal of this decision is pending before the Occupational Safety and Health Review Commission. The Justice Department continues to investigate whether to institute criminal action against the Company as a result of the accident, and has convened a grand jury proceeding in the United States District Court for the Northern District of Illinois. The Company cannot predict whether or not a criminal action will be instituted. If such action is commenced, and the Company is found in violation of these laws, management believes that the resulting fines, penalties and costs of defense, which would be uninsured, would not be material to the Company's financial condition, although it could be material to the Company's reported results of operations for the period in which such payments are incurred. The Company believes that it has significant and meritorious defenses to any such charges and intends to vigorously defend them. Although the Company has insurance coverages containing various deductible clauses totalling $1.5 million, the Company and its insurance carriers are assessing the damages and related policy coverages. A charge of $2.0 million was recorded in the fourth quarter of 1993 relating to this accident. There may be uninsured costs relating to this accident for which the Company would be liable.

Employee Stock Ownership Plan

The Company has a noncontributory Employee Stock Ownership Plan (ESOP) which provides salaried employees, who have at least one year of continuous service, an opportunity to own Company Common Stock and to accumulate additional retirement benefits. The Company's contributions, whether in cash or in stock, are determined annually by the Board of Directors in an amount not to exceed the maximum allowable as an income tax deduction. Company contributions are 100 percent vested after five years of continuous service. The ESOP contribution is allocated to the participant's account based upon the actual salary paid to the participant during that year. The Company's contributions, recorded as compensation expense, were approximately $639,000, $507,000 and $543,000 for the years ended December 31, 1995, 1994, and 1993, respectively.

Revolving Credit Facility

The Company has an unsecured revolving credit agreement with several banks from which it may borrow up to $40 million. This agreement matures on December 31, 1997, at which time all borrowings must be repaid in full. This Agreement contains an annual option to renew for an additional one-year period, subject to lender approval. Borrowings under the revolving credit agreement bear interest at the prime rate or at rates based on the London Interbank Offered Rate (LIBOR), or other rates which are mutually acceptable to the banks and the Company. A commitment fee of one-fourth of one percent per annum is charged on any unused amount of this revolving credit commitment. This agreement contains restrictive financial covenants that require minimum levels of net worth and maintenance of specific financial ratios. On December 31, 1995, $13.0 million of borrowings at 7.1% and $12.5 million of stand-by letters of credit were outstanding under this agreement.

The Company made cash payments of interest totaling $2.7 million for the year ended December 31, 1995 and $613,000 and $385,000 for the years ended December 31, 1994 and 1993, respectively.

Income Taxes

The income tax expense (benefit) included in the Consolidated Statements of Income is as follows:

                                                  Years ended December 31,
                              --------------------------------------------
                                      1995            1994            1993
--------------------------------------------------------------------------
Current:
  Federal                       $5,618,289      $3,415,816      $1,558,663
  State                          1,300,000         800,000         141,166
  Foreign                          263,705         408,048          94,837
--------------------------------------------------------------------------
  Total current                  7,181,994       4,623,864       1,794,666
Deferred:
  Federal                          886,742       1,716,378        (736,852)
  State                            260,805         504,752        (216,693)
--------------------------------------------------------------------------
  Total deferred                 1,147,547       2,221,130        (953,545)
--------------------------------------------------------------------------
  Total income tax expense      $8,329,541      $6,844,994        $841,121
==========================================================================

NOTES TO
CONSOLIDATED
FINANCIAL STATEMENTS


The income tax expense (benefit) applicable to continuing and discontinued operations is as follows:

                                                                        Years ended December 31,
------------------------------------------------------------------------------------------------
                                                          1995              1994            1993
------------------------------------------------------------------------------------------------
Provision for continuing operations:
  Current                                           $7,712,017        $4,535,213      $1,484,005
  Deferred                                             523,991         2,141,058        (979,567)
------------------------------------------------------------------------------------------------
Total provision for continuing operations            8,236,008         6,676,271         504,438
Provisions for discontinued operations:
  Current                                             (530,023)           88,651         310,661
  Deferred                                             623,556            80,072          26,022
------------------------------------------------------------------------------------------------
Total provisions for discontinued operations            93,533           168,723         336,683
------------------------------------------------------------------------------------------------
Total income tax expense                            $8,329,541        $6,844,994      $  841,121
================================================================================================

A reconciliation of statutory federal income tax to the income tax expense on the income from continuing operations is as follows:

                                                                        Years ended December 31,
------------------------------------------------------------------------------------------------
                                                          1995              1994            1993
------------------------------------------------------------------------------------------------
Statutory federal income tax expense                $7,226,859        $6,343,072        $364,282
Increase (decrease) in taxes resulting from:
  Tax benefit from sale of a foreign investment             --          (525,936)             --
  State taxes less federal benefit                     858,000           521,482          68,090
  Other, net                                           151,149           337,653          72,066
------------------------------------------------------------------------------------------------
  Income tax expense -- continuing operations       $8,236,008        $6,676,271        $504,438
================================================================================================

Deferred taxes reflected the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recorded for income tax purposes. The tax effects of significant temporary differences giving rise to deferred tax assets and liabilities are as follows:

                                                      December 31,
------------------------------------------------------------------
                                              1995            1994
------------------------------------------------------------------
Deferred tax assets:
  Casualty and liability insurance      $2,595,613      $2,851,135
  Contract related amounts                 131,980         156,233
  Inventory                                102,931         369,115
  Employee benefits                      1,694,187       1,644,065
  Accounts receivable allowance            347,200         347,200
------------------------------------------------------------------
  Total deferred tax assets             $4,871,911      $5,367,748
==================================================================
Deferred tax liabilities:
  Accelerated depreciation              $3,263,232      $3,016,078
  Pension                                2,333,870       2,210,302
  Other                                      4,117         346,685
------------------------------------------------------------------
  Total deferred tax liabilities        $5,601,219      $5,573,065
==================================================================

Income taxes paid for the years ended December 31, 1995, 1994 and 1993 were approximately $7.1 million, $3.7 million and $1.1 million, respectively.

NOTES TO
CONSOLIDATED
FINANCIAL STATEMENTS

Stock Plan

The Stock Option Plan of 1990 (Plan) provides for grants of incentive stock options to officers and key employees. The Plan is administered by a committee consisting of at least three directors of the Company, none of whom are eligible to participate in the Plan. A total of 200,000 shares of the Company's Common Stock may be issued pursuant to the Plan. Grant prices are determined by the committee and are established at the fair market value of the Company's Common Stock at the date of grant. Options vest over a four-year period in equal annual amounts, or over such other period as the committee shall determine, and may be accelerated in the event of certain other circumstances such as death or disability of the optionee. These options generally expire within ten years after the date of grant. The following table summarizes option activity for the two years ended December 31, 1995:

                                                Option price range
                                        Shares           per share
------------------------------------------------------------------
Outstanding on December 31, 1993        65,500     $30.75 - $37.25
==================================================================
Outstanding on December 31, 1994        65,500     $30.75 - $37.25
------------------------------------------------------------------
Granted                                 72,500     $34.75
Surrendered                             (7,000)    $37.00 - $37.25
------------------------------------------------------------------
Outstanding on December 31, 1995       131,000     $30.75 - $37.25
==================================================================
Exercisable:
December 31, 1994                       61,500     $30.75 - $37.25
December 31, 1995                       75,625     $30.75 - $37.25
==================================================================
Available for future grant:
December 31, 1994                      130,000
December 31, 1995                       64,500
==================================================================

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123 establishes financial accounting and reporting standards for stock-based compensation plans and to transactions in which an entity issues its equity instruments to acquire goods and services from non-employees. The new accounting standards prescribed by SFAS No. 123 are optional, and the Company may continue to account for its plans under previous accounting standards. The Company does not expect to adopt the new accounting standard, and consequently, SFAS No. 123 will not have an impact on the Company's consolidated results of operations.

Contingencies

There are various claims and legal proceedings against the Company arising from the normal course of business. Although counsel is unable to predict with certainty the ultimate outcome, management and counsel believe the Company has significant and meritorious defenses to any claims, and intend to pursue them vigorously.

As previously reported, in May 1984, Washington Public Power Supply System (WPPSS) filed a complaint against the Company and its surety in the United States District Court for the Eastern District of Washington. All of WPPSS' claims against the Company and its surety have been dismissed.

The Company's operations, including idle facilities and other property, are subject to and affected by federal, state and local laws and regulations regarding the protection of the environment. The Company accrues for environmental costs where such obligations are either known or considered probable and can be reasonably estimated.

The Company is participating as a potentially responsible party (PRP) at three different sites pursuant to proceedings under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). Other parties have also been identified as PRP's at the sites. Investigative and/or remedial activities are ongoing. The Company believes, based upon information presently available to it, that such future costs will not have a material effect on the Company's financial position, results of operations or liquidity. However, the imposition of more stringent requirements under environmental laws or regulations, new developments or changes regarding site cleanup costs or the allocation of such costs amount PRP's or a determination that the Company is potentially responsible for the release of hazardous substances at sites other than those currently identified, could result in additional costs.

Management believes it is improbable that the ultimate outcome of any matter currently pending against the Company will materially affect the financial position of the Company.

Business Segment Information

For business segment information for years ended December 31, 1995, 1994 and 1993, see Business Segment Information in Consolidated Financial Statements
section in the 1995 Annual Report to Stockholders.

REPORTS OF
INDEPENDENT AUDITORS
AND MANAGEMENT


Report of Independent Auditors

Stockholders and Board of Directors
Pitt-Des Moines, Inc.

We have audited the accompanying consolidated statements of financial condition of Pitt-Des Moines, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pitt-Des Moines, Inc. and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Ernst & Young LLP

Pittsburgh, Pennsylvania
March 1, 1996


Report of Management

The management of Pitt-Des Moines, Inc. and its subsidiaries is responsible for preparing the financial statements and for ensuring that other information included in this annual report is consistent therewith. Estimates and judgments are necessary ingredients in the preparation of the financial statements. Management is considerate of these estimates and judgments and believes that the financial statements and other financial information included herein have been prepared, in all material respects, in conformity with accounting principles that are generally accepted, appropriate in the circumstances and consistently applied. The financial statements have been audited by Ernst & Young LLP, independent auditors.

In order to prepare the financial statements, Pitt-Des Moines, Inc.
maintains and relies upon a system of internal accounting control. This system is designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and transactions are recorded properly. This system is tested and evaluated by Pitt-Des Moines, Inc.'s internal auditors. Ernst & Young LLP evaluates the system of internal accounting control to determine the extent and timing of the procedures they deem necessary to express an opinion on the financial statements, taken as a whole.

Oversight of the audit process is provided by the Audit Committee of the Board of Directors. The Audit Committee meets with the internal auditors and the independent auditors to discuss and review audit scope and audit findings. The internal and independent auditors have free access to the Audit Committee; management is not present during these discussions unless requested by the Audit Committee. The Audit Committee also recommends to the Board of Directors the appointment of the independent auditors.

Management recognizes its responsibility for fostering a strong ethical climate so that the business of Pitt-Des Moines, Inc. is conducted according to the highest standard of corporate conduct.

/s/ Wm. W. McKee

Wm. W. McKee
President and Chief Executive Officer

/s/ R. A. Byers

R. A. Byers
Vice President Finance and Treasurer

TWO YEAR
QUARTERLY RESULTS
OF OPERATIONS

(UNAUDITED)

The following is a summary of the quarterly results of operations:

                                                                                                Quarters ended
                                                    ----------------------------------------------------------
(Dollars in thousands, except per share amounts)       March 31,     June 30,    September 30,    December 31,
--------------------------------------------------------------------------------------------------------------
1995
Earned revenue                                          $119,242      $113,468        $123,186        $105,378
Gross profit from operations                              13,295        14,798          17,151          17,298
Income before income taxes                                 3,699         4,330           6,857           6,369
  Income from continuing operations                        2,279         2,627           4,158           3,955
  Income (loss) from discontinued operations                  --            --              --              --
--------------------------------------------------------------------------------------------------------------
  Net income                                            $  2,279      $  2,627        $  4,158        $  3,955
==============================================================================================================
Net income (loss) per share:
  Continuing operations                                 $   0.98      $   1.13        $   1.78        $   1.69
  Discontinued operations                                     --            --              --              --
--------------------------------------------------------------------------------------------------------------
  Net income per share                                  $   0.98      $   1.13        $   1.78        $   1.69
==============================================================================================================
1994
Earned revenue                                          $ 95,222      $100,658        $107,504        $104,676
Gross profit from operations                               9,240        11,179          12,795          17,207
Income before income taxes                                 1,232         3,808           6,884           6,732
  Income from continuing operations                          758         2,300           4,805           4,117
  Income (loss) from discontinued operations                (388)          (70)            (51)            589
--------------------------------------------------------------------------------------------------------------
  Net income                                              $  370      $  2,230        $  4,754        $  4,706
==============================================================================================================
Net income (loss) per share:
  Continuing operations                                 $   0.33      $   0.99        $   2.06        $   1.77
  Discontinued operations                                  (0.17)        (0.03)          (0.02)           0.25
--------------------------------------------------------------------------------------------------------------
        Net income per share                            $   0.16      $   0.96        $   2.04        $   2.02
==============================================================================================================

A separate computation of earnings per share is made for each quarter presented. The dilutive effect on earnings per share resulting from the assumed exercise of stock options is included in each quarter in which dilution occurs. The earnings per share computation for the year is a separate annual calculation. Accordingly, the sum of the quarterly earnings per share amounts will not necessarily equal the earnings per share for the year.

STOCKHOLDERS'
REFERENCE


Common Stock Information
The following table sets forth, for the periods indicated, the high and low stock prices of the Common Stock and the dividends paid per share of Common Stock.

                             Price range  Quarterly
                             -----------  dividends
                    High         Low      per share
---------------------------------------------------
1995
First Quarter       $    37      $31-1/2   $    .25
Second Quarter       36-3/8       32-1/2        .25
Third Quarter        37-3/4       32-1/4        .25
Fourth Quarter       39-1/4           36        .25
---------------------------------------------------
                                           $   1.00
===================================================
1994
First Quarter       $    36      $    27   $.22-1/2
Second Quarter       32-1/2           27    .22-1/2
Third Quarter            33           26    .22-1/2
Fourth Quarter       35-3/4       28-1/2    .22-1/2
---------------------------------------------------
                                           $    .90
===================================================

On February 29, 1996, there were 2,323,633 shares outstanding and approximately 446 stockholders of record of the Company's Common Stock.


Stock Trading

The Company's Common Stock is traded on the American Stock Exchange (symbol
PDM).