Form 10-K, Exhibit 13
period 1996-12-31
PITT DES MOINES INC
filed 1997-03-28
CIK 78853

                                  EXHIBIT 13
              Portions of the 1996 Annual Report to Stockholders
                             Pitt-Des Moines, Inc.

FIVE YEAR SELECTED FINANCIAL DATA

                                                                                                           Years ended December 31,
                                                         --------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)                                      1996      1995      1994       1993       1992

------------------------------------------------------------------------------------------------------------------------------------

OPERATING PERFORMANCE
Earned revenue                                                                    $468,274  $461,274  $408,061   $323,707   $355,043

Income (loss) from operations                                                       20,588    22,077    15,508     (2,689)     4,681

Net Income:
  Continuing operations                                                             12,551    13,019    11,980        567      4,080

  Discontinued operations                                                                -         -        80        471        820

------------------------------------------------------------------------------------------------------------------------------------

Net Income                                                                        $ 12,551  $ 13,019  $ 12,060   $  1,038   $  4,900

------------------------------------------------------------------------------------------------------------------------------------

Income per common share:
  Continuing operations                                                           $   3.56  $   3.72  $   3.44   $   0.16   $   1.12

  Discontinued operations                                                                -         -      0.02       0.14       0.23

------------------------------------------------------------------------------------------------------------------------------------

Net income per common share                                                       $   3.56  $   3.72  $   3.46   $   0.30   $   1.35

------------------------------------------------------------------------------------------------------------------------------------

FINANCIAL POSITION
Total assets                                                                      $199,885  $201,136  $214,201   $177,803   $166,074

Long-term debt                                                                           -    13,000    22,000          -          -

Stockholders' equity                                                               118,619   108,942    98,549     88,473     89,678


OTHER INFORMATION
For the year:
  Cash provided (utilized) by operations                                          $ 24,749  $ 14,630  $ (2,784)  $ (3,767)  $ 21,414

  Depreciation expense                                                               5,681     5,554     5,037      4,145      4,314

  Capital expenditures                                                               4,153     5,304     7,919      3,942      4,491

  Dividends per common share                                                          0.86      0.66      0.60       0.60       0.60

At year end:
  Book value per common share                                                     $  34.06  $  31.31  $  28.30   $  25.38   $  25.75

  Employees                                                                          2,006     2,082     2,257      1,987      2,066

------------------------------------------------------------------------------------------------------------------------------------

Per share amounts have been restated to account for the three for two stock split for all periods presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes and the Review of Operations section of this document.

      All per share amounts included in this discussion have been restated to account for the three for two stock split for holders of the Company's Common Stock as of March 14, 1997 as approved by the Board of Directors on February 13, 1997.

RESULTS OF OPERATIONS
The Company realized net income of $12.6 million in 1996 compared with $13.0 million in 1995 and $12.0 million in 1994. The related earnings per share were $3.56 in 1996 compared with $3.72 in 1995 and $3.46 in 1994. Earned revenue increased $7.0 million in 1996 compared with 1995 and increased $53.2 million in 1995 when compared with 1994. Income from operations of $20.6 million in 1996 decreased $1.5 million from $22.1 million in 1995 and increased $6.6 million in 1995 when compared with $15.5 million in 1994. In 1996, the increase in earned revenue can be primarily attributed to an increase in Steel Service Centers earned revenue while the decrease in income from operations was primarily the result of the decrease in Steel Construction caused by a combination of lower volumes and a reduction to the estimated profitability of certain contracts. In 1995, the increase in earned revenue was the result of improvements realized in all three segments while the increase in income from operations was the result of increases in Steel Construction and Steel Service Centers. For additional discussion on the results of operations refer to the individual business segment narratives below.

ENGINEERED CONSTRUCTION DIVISION
Earned revenue for the Engineered Construction Division (ECD) was $193.1 million in 1996 compared with $190.8 million and $177.3 million in 1995 and 1994, respectively. This segment operates as three market focused project groups each concentrating on specific customers. Economic conditions and competitive environments, in which ECD competes, vary independently from market to market and year to year. These external factors, outside of management's control, contribute to the financial results. The increase in earned revenue of $2.3 million in 1996 was primarily the result of improvements realized in the industrial market where a higher volume of contract revenue was recognized. The increase in earned revenue of $13.4 million in 1995 was attributable to improvements realized in the water storage and international and technology markets.

     Income from operations of $8.2 million in 1996 decreased $900,000 from $9.1 million reported for 1995. The most significant impact on income from operations was the increase in selling, general and administrative (S,G&A) expenses associated with the relocation of ECD headquarters to Houston, Texas that occurred during the third quarter of 1996. This move was made to promote future growth opportunities in a geographic market area where many existing and potential customers are located. Absent the costs associated with the Houston move, S,G&A expenses remained relatively constant as a percent of earned revenue from 1994 through 1996, at 7%, 8% and 8%, respectively. In 1995, income from operations decreased $2.1 million from $11.2 million in 1994. A downturn in activity in terms of volume and contract margins in the industrial markets, when compared with 1994, contributed significantly to this decrease. During 1994, ECD took advantage of the recovering economy by expanding volume and realizing higher margins on contracts.

     New awards were $201.8 million, $174.9 million and $199.0 million in 1996, 1995 and 1994, respectively. This resulted in backlog levels of $101.7 million, $93.1 million and $108.9 million in 1996, 1995 and 1994, respectively. Markets, in which ECD competes, improved in 1994 and new awards were affected accordingly. During 1995, new awards were down particularly in the international markets as a result of the devaluation of the Mexican peso which affected opportunities in Latin America and the Caribbean. New awards improved, primarily in the industrial and international and technology markets, to $201.8 million in 1996. This resulted in a strong backlog level of $101.7 million entering 1997.

     Capital expenditures of $2.5 million and $2.3 million in 1996 and 1995, respectively were primarily for construction and computer equipment. During 1994, expenditures of $3.9 million were for a new office building, computer and construction equipment.

STEEL CONSTRUCTION
Earned revenue for this segment was $114.3 million, $119.7 million and $101.9 million for 1996, 1995 and 1994, respectively. During 1994, building construction activity, particularly in Chicago Steel Construction, dominated earned revenue for this segment. Also in September 1994, the bridge fabricating assets of Phoenix Steel, Inc. were acquired and combined with existing bridge fabricating assets in Wisconsin to form PDM Bridge. The full benefit of this acquisition was realized in 1995 by enhancing capabilities to fabricate larger, more complex bridge structures which in turn enabled this segment to compete in a larger market area. This resulted in the improvement realized in earned revenue during 1995. In 1996, the decrease in earned revenue was primarily the result of the decline in availability of large bridge contracts which is directly related to federal and state infrastructure spending.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     On February 17, 1997, the Company announced plans to close its structural steel fabricating facility in Melrose Park, Illinois as a result of a shrinking market for large-scale construction projects in the Chicago area. During 1996, this facility accounted for 30 percent of Steel Construction's earned revenue. The costs associated with this shutdown will be reflected in the 1997 first quarter financial statements and are not expected to be material.

     In February 1997, the Company also announced plans to begin construction of a new structural steel fabricating facility in the southwestern part of the United States. This will expand the Company's capabilities to fabricate and erect structural steel buildings in the west coast and southwest markets, where the demand for such products is currently strong. This new facility is expected to be operational in the third quarter of 1997 and is not expected to significantly impact 1997 operating results for this segment. Certain employees and equipment from the Melrose Park facility are expected to be redeployed to both the new facility as well as existing bridge fabricating plants in Wisconsin.

     Additionally, on March 10, 1997, the Company announced the acquisition of Candraft Detailing, Inc., an engineering drafting company, located in Vancouver, British Columbia. While this acquisition is expected to enhance the drafting capabilities of the Steel Construction business segment, it is not expected to have a significant impact on earned revenue.

     Over the three year period ended in 1996, income from operations for Steel Construction responded in much the same way as earned revenue. In 1994, building construction activity, particularly in the Chicago area, was the primary contributor to the $2.8 million reported. During 1995, the increase in income from operations to $7.6 million was driven primarily by the above-mentioned enhanced bridge fabrication capabilities along with the increased availability of large bridge contracts. In 1996, the decrease in profitability in building construction contracts contributed to the decreased levels of income from operations when compared with 1995. S,G&A expenses as a percent of earned revenue for the Steel Construction business segment were 5%, 6% and 6% for the years ended 1994, 1995 and 1996, respectively.

      As indicated in "Costs and Estimated Profits on Uncompleted Contracts" in the Notes to Consolidated Financial Statements, Steel Construction's costs and estimated profits in excess of billings on uncompleted contracts for 1996 and 1995 includes approximately $6.5 million and $6.0 million, respectively, relating to an unapproved change order arising from a dispute over design and specification changes on a project currently under construction. On May 14, 1996 the Company filed an action in the United States District Court for the Northern District of Illinois (Eastern Division) captioned PITT-DES MOINES, INC. V. METROPOLITAN PIER & EXPOSITION AUTHORITY ET AL. seeking reimbursement in excess of $15.0 million for additional work and making other claims in connection with this matter. On June 4, 1996, certain of the defendants in said action made counterclaims against the Company in amounts approximating $3.5 million. While counsel believes that the Company has a basis for the claim, neither management nor counsel is able to predict with certainty the ultimate resolution of this matter. As additional information becomes available, the Company may revise its estimate of potential recovery, which could result in a material adjustment to the results of operations in future periods.

     Steel Construction reported new awards of $95.6 million, $126.6 million and $92.7 million for the years ended 1996, 1995 and 1994, respectively. Backlog of $70.4 million, $89.0 million and $82.1 million were reported for the years ended 1996, 1995 and 1994, respectively. The decrease in 1996 in new awards and backlog was primarily the result of the lack of building construction awards in the Chicago area along with the decline in bridge awards, each as discussed above.

     Capital expenditures, exclusive of business acquisitions, were $484,000 in 1996 compared with $919,000 and $661,000 in 1995 and 1994, respectively. During the last three years, capital expenditures were for plant and construction equipment.

STEEL SERVICE CENTERS
Steel Service Centers earned revenue was $160.9 million in 1996 compared with $150.8 million and $128.9 million in 1995 and 1994, respectively. Income from operations was $13.1 million in 1996 compared with $11.9 million and $7.5 million in 1995 and 1994, respectively. Additionally, S,G&A expenses as a percent of earned revenue held steady at 8%, 7% and 7% for the years ended 1994, 1995 and 1996, respectively. The increases experienced over the past three years, in terms of earned revenue and income from operations, have been primarily the result of a combination of increased demand as a result of the ongoing economic recovery across the western United States and the benefit of strategic capital expansion programs initiated in 1994. These capital expansion programs have facilitated growth by providing capacity to capture additional market share. On January 31, 1997, the Company acquired 90% of the stock of General Steel Corporation located in Vancouver, Washington. The acquisition of this steel service center will expand the Company's Steel Service Center Division into the Pacific Northwest. Management expects this expansion to contribute to this segment's continued improvement in performance into 1997.

MANAGEMENT'S DISCUSSION AND ANALYSIS

     The Company's Sparks, Nevada service center was flooded on January 1,
1997, and as a result, it operated on a limited basis until the restoration of the facility was completed in mid-February. Although costs associated with the flood were covered by insurance, earned revenue of the Steel Service Centers for the first quarter may be lower than that of the previous year quarter.

     Capital expenditures in 1996 of $1.0 million and $2.1 million in 1995 were for plant equipment. During 1994, capital expenditures of $3.4 million were primarily used for expansions of physical plants, processing and warehouse equipment and upgrading the delivery fleet.

OTHER
Corporate unallocated expenses, consisting primarily of salaries, benefits, outside professional services, taxes and insurance, were $6.8 million in 1996 compared with $6.5 million and $6.0 million in 1995 and 1994, respectively.

     In 1996, the Company's interest income was $1.3 million compared with $1.2 million in 1995 and $627,000 in 1994. Interest income increased in 1996 and 1995 as a result of increased levels of short-term interest-bearing funds and interest on long-term notes receivable.

     Interest expense of $1.3 million in 1996 compares with $1.9 million in 1995 and $898,000 in 1994. Interest expense is directly related to the level of net borrowings the Company maintains throughout each year. On December 31, 1996 the Company had no outstanding debt obligations under the revolving credit facility compared with $13 million and $22 million of debt obligations at December 31, 1995 and 1994, respectively.

     The gains on sale of assets were $560,000, $95,000 and $3.6 million in 1996, 1995 and 1994, respectively. In all three years, gains on the sale of idle properties were recognized. In addition to the sale of idle properties, in 1996 the Company realized a gain on the sale of a foreign investment and in 1994 realized a gain on the sale of PDM Saudi Arabia Ltd., a joint venture.

     The effective tax rate was 39 percent in 1996 and 1995 compared with 36 percent in 1994. In 1994, the effective tax rate was favorably impacted by the realization of a tax benefit related to the previously mentioned sale of a joint venture.

     Inflation and changing prices did not significantly impact the Company during the last three years.

LIQUIDITY AND CAPITAL RESOURCES
The increase in cash flows from operating activities in 1996 when compared with 1995, is due primarily to decreases in net operating assets and liabilities. The changes in operating assets and liabilities from year to year are affected by the mix, stage of completion and commercial terms of contracts. In 1996, decreases in receivables and increases in advance billings on contracts had a positive effect on cash flow from operations.

     The decrease in cash utilized by investing activities in 1996 and 1995 compared with 1994 is primarily attributable to the acquisition of the bridge fabricating assets of Phoenix Steel Inc., a steel bridge fabricator, on September 1, 1994. The total cost of this acquisition was $13.5 million. Capital expenditures, exclusive of business acquisitions, in 1996 were $4.2 million compared with $5.3 million and $2.9 million in 1995 and 1994, respectively.

     In January 1997, the Company acquired General Steel Corporation located in Vancouver, Washington, a steel service center delivering a general line of carbon steel products in Oregon and Washington. On March 10, 1997, the Company acquired Candraft Detailing, Inc., an engineering drafting company serving the steel building and bridge fabrication industry located in Vancouver, British Columbia. The total costs of these acquisitions were $8.3 million. The Company intends to continue to evaluate and selectively pursue opportunities for growth or expansion of its business through investment in or acquisition of complementary businesses. Acquisition and investment candidates are evaluated based on various criteria in a process which includes due diligence reviews. Management anticipates that investment and/or acquisition opportunities will be available to the Company and intends to investigate those opportunities which are consistent with the Company's core business and expertise. The Company expects that any such acquisitions will be financed from cash on hand or available under the Company's revolving credit facility. In certain cases, acquisitions may be funded using stock or pursuant to stand-alone credit facilities.

     Cash utilized by financing activities consisted primarily of dividend payments and payment of debt obligations. The Company paid cash dividends of $3.0 million ($.86 per share) in 1996 compared with $2.3 million ($.66 per share) in 1995 and $2.1 million ($.60 per share) in 1994.

     On February 13, 1997, the Board of Directors declared a 50% increase in its quarterly dividend to $.275 per share on its post-split shares. The payment of future dividends will be evaluated based on business conditions.

     The Company has on hand and access to sufficient sources of funds to meet its anticipated operating, expansion and capital needs, including the construction of the new structural steel fabricating facility in the southwestern part of the United States. These sources include the unused portion of a $40.0 million unsecured revolving credit facility which contains an annual option to renew for an additional one-year period, subject to lender approval. On December 31, 1996, $10.6 million of stand-by letters of credit were outstanding under this agreement. The Company expects to borrow under the credit facility for working capital requirements in 1997.

BUSINESS SEGMENT INFORMATION

                                                          Years ended December 31,
----------------------------------------------------------------------------------
                                               1996           1995           1994
----------------------------------------------------------------------------------
EARNED REVENUE
Engineered Construction Division        $193,098,579   $190,778,590   $177,337,825
Steel Construction                       114,282,912    119,690,135    101,871,144
Steel Service Centers                    160,892,019    150,805,331    128,851,654
----------------------------------------------------------------------------------
                                        $468,273,510   $461,274,056   $408,060,623
----------------------------------------------------------------------------------
INCOME (LOSS) FROM OPERATIONS
Engineered Construction Division        $  8,154,976   $  9,088,399   $ 11,180,896
Steel Construction                         6,177,390      7,607,683      2,767,438
Steel Service Centers                     13,078,895     11,927,971      7,528,151
Corporate and other                       (6,823,541)    (6,547,366)    (5,968,768)
----------------------------------------------------------------------------------
                                        $ 20,587,720   $ 22,076,687   $ 15,507,717
----------------------------------------------------------------------------------
IDENTIFIABLE ASSETS
Engineered Construction Division        $ 58,313,226   $ 59,919,222   $ 61,826,921
Steel Construction                        61,626,687     69,129,166     75,024,678
Steel Service Centers                     42,993,504     40,809,816     41,421,278
Corporate and other                       36,951,967     31,278,073     35,928,602
----------------------------------------------------------------------------------
                                        $199,885,384   $201,136,277   $214,201,479
----------------------------------------------------------------------------------
CAPITAL EXPENDITURES
Engineered Construction Division        $  2,483,940   $  2,296,679   $  3,868,223
Steel Construction                           483,777        919,330        660,540
Steel Service Centers                      1,014,284      2,065,521      3,375,412
Corporate and other                          170,930         22,124         38,832
----------------------------------------------------------------------------------
                                        $  4,152,931   $  5,303,654   $  7,943,007
----------------------------------------------------------------------------------
DEPRECIATION
Engineered Construction Division        $  2,007,767   $  1,875,229   $  1,906,768
Steel Construction                         2,110,631      2,196,098      1,902,787
Steel Service Centers                      1,519,868      1,442,272      1,192,176
Corporate and other                           42,711        148,588        628,278
----------------------------------------------------------------------------------
                                        $  5,680,977   $  5,662,187   $  5,630,009
----------------------------------------------------------------------------------

For the years ended 1996 and 1995, neither any single customer, nor any customer outside the United States, accounted for 10 percent or more of total earned revenue. In 1994, Steel Construction's earned revenue includes $48.3 million related to the fabrication and construction of the McCormick Place Exhibition Center.

CONSOLIDATED STATEMENTS OF INCOME


                                                                     Years ended December 31,
                                             ---------------------------------------------------
                                                              1996           1995           1994
-------------------------------------------------------------------------------------------------
Earned revenue                                         $468,273,510   $461,274,056   $408,060,623
Cost of earned revenue                                  403,799,573    398,731,887    357,639,136
-------------------------------------------------------------------------------------------------
  Gross profit from operations                           64,473,937     62,542,169     50,421,487
Selling, general and administrative expenses             43,886,217     40,465,482     34,913,770
-------------------------------------------------------------------------------------------------
  Income from operations                                 20,587,720     22,076,687     15,507,717
Other income (expense):
  Interest income                                         1,320,422      1,234,367        626,841
  Interest expense                                       (1,269,500)    (1,927,010)      (897,993)
  Gain on sale of assets                                    559,581         95,044      3,576,760
  Miscellaneous, net                                       (569,197)      (223,620)      (157,233)
-------------------------------------------------------------------------------------------------
                                                             41,306       (821,219)     3,148,375
-------------------------------------------------------------------------------------------------
  Income from continuing operations before taxes         20,629,026     21,255,468     18,656,092
Income tax expense                                        8,077,805      8,236,008      6,676,271
-------------------------------------------------------------------------------------------------
  Income from continuing operations                      12,551,221     13,019,460     11,979,821
  Income from discontinued operations, net of taxes               -              -         80,362
-------------------------------------------------------------------------------------------------
Net income                                             $ 12,551,221   $ 13,019,460   $ 12,060,183
-------------------------------------------------------------------------------------------------


Income per common share:
  Continuing operations                                $       3.56   $       3.72   $       3.44
  Discontinued operations                                         -              -           0.02
-------------------------------------------------------------------------------------------------
Net income per common share                            $       3.56   $       3.72   $       3.46
-------------------------------------------------------------------------------------------------
Shares used to calculate income per share                 3,526,104      3,499,392      3,488,025
-------------------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                                December 31,
                                         -------------------------------------------------------------------
ASSETS                                                                                  1996           1995
------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                                        $ 16,814,884   $  9,507,815
Accounts and notes receivable                                                      72,423,871     77,517,346
Inventories                                                                        18,192,154     16,417,820
Costs and estimated profits in excess of billings                                  36,830,613     38,166,308
Deferred income taxes                                                               4,475,749      4,871,911
Prepaid expenses                                                                      822,020        913,589
------------------------------------------------------------------------------------------------------------
Total current assets                                                              149,559,291    147,394,789


OTHER ASSETS                                                                        8,300,139      9,509,912



PROPERTY, PLANT AND EQUIPMENT
Land                                                                                7,273,815      7,391,811
Buildings                                                                          35,212,608     35,383,724
Machinery and equipment                                                            65,457,202     62,300,639
------------------------------------------------------------------------------------------------------------
                                                                                  107,943,625    105,076,174
Allowances for depreciation                                                       (65,917,671)   (60,844,598)
------------------------------------------------------------------------------------------------------------
Net property, plant and equipment                                                  42,025,954     44,231,576
------------------------------------------------------------------------------------------------------------
                                                                                 $199,885,384   $201,136,277
------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                                                                                                   December 31,
                                                  --------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY                                                        1996           1995
----------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Accounts payable                                                                     $ 41,593,198   $ 41,610,979
Accrued compensation, related taxes and benefits                                       12,005,337     11,739,433
Other accrued expenses                                                                  2,063,670      2,378,643
Billings in excess of costs and estimated profits                                      10,732,270      6,435,634
Income taxes                                                                              493,568      1,344,994
Casualty and liability insurance                                                        7,132,397      8,816,939
----------------------------------------------------------------------------------------------------------------
Total current liabilities                                                              74,020,440     72,326,622

REVOLVING CREDIT FACILITY                                                                       -     13,000,000

DEFERRED INCOME TAXES                                                                   5,698,945      5,601,219

MINORITY INTEREST                                                                       1,546,645      1,266,930

CONTINGENCIES AND COMMITMENTS

STOCKHOLDERS' EQUITY
Preferred stock -- par value $.01 per share; authorized 3,000,000 shares;
 issued -- none
Common stock -- no par value; authorized 15,000,000 shares;
 issued 4,473,234 shares                                                               33,549,255     33,549,255
Retained earnings                                                                      99,343,523     89,677,480
----------------------------------------------------------------------------------------------------------------
                                                                                      132,892,778    123,226,735
Treasury stock at cost (1996 -- 990,233 shares; 1995 -- 993,785 shares)               (14,273,424)   (14,285,229)
----------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                            118,619,354    108,941,506
----------------------------------------------------------------------------------------------------------------
                                                                                     $199,885,384   $201,136,277
----------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              Years ended December 31,
                                                       ---------------------------------------------------------------
                                                                                    1996           1995           1994
----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                  $ 12,551,221   $ 13,019,460   $ 12,060,183
Adjustments to reconcile net income to net cash
provided by operating activities:
  Depreciation                                                                 5,680,977      5,553,960      5,036,755
  Discontinued operations                                                              -       (341,873)    (1,397,613)
  Gain on sale of assets                                                        (559,581)       (95,044)    (3,576,760)
  Deferred income taxes                                                          493,889        523,991      2,141,057
  Minority interest in earnings, net of dividends paid                           279,715        139,175        219,675
  Other non-cash credits, net                                                   (547,440)       141,077       (301,288)
Change in operating assets and liabilities providing (using) cash:
  Accounts and notes receivable                                                5,798,778     14,991,156    (31,132,161)
  Inventories                                                                 (1,774,334)     3,449,246     (3,396,234)
  Prepaid expenses                                                                91,569         18,385        663,337
  Costs, estimated profits and billings, net                                   5,632,331    (15,846,823)    10,937,843
  Accounts payable                                                               (17,781)    (5,717,336)     6,720,222
  Accrued liabilities                                                         (2,028,861)      (431,779)    (1,727,972)
  Income taxes                                                                  (851,427)      (773,280)       969,217
----------------------------------------------------------------------------------------------------------------------
  Net cash provided (utilized) by operating activities                        24,749,056     14,630,315     (2,783,739)
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures                                                        (4,152,931)    (5,303,654)    (7,919,020)
  Proceeds from sale of assets                                                 1,459,907        508,286      3,838,022
  Costs incurred related to flood damage                                               -              -     (3,589,298)
  Acquisitions, net of cash acquired                                                   -              -    (13,499,394)
  Change in other assets                                                       1,124,410       (368,499)      (340,468)
----------------------------------------------------------------------------------------------------------------------
  Net cash utilized by investing activities                                   (1,568,614)    (5,163,867)   (21,510,158)
----------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from revolving credit facility                                      8,000,000      4,000,000     28,000,000
  Payments of revolving credit facility                                      (21,000,000)   (13,000,000)    (6,000,000)
  Dividends paid                                                              (3,020,275)    (2,321,336)    (2,091,114)
  Other                                                                          146,902       (305,638)       107,031
----------------------------------------------------------------------------------------------------------------------
  Net cash (utilized) provided by financing activities                       (15,873,373)   (11,626,974)    20,015,917
----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                               7,307,069     (2,160,526)    (4,277,980)
Cash and cash equivalents at beginning of year                                 9,507,815     11,668,341     15,946,321
----------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                    $ 16,814,884   $  9,507,815   $ 11,668,341
----------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                                        Treasury stock
                                                                                    -----------------------------------
                                      Common stock     Retained earnings                   Cost        Number of shares
-----------------------------------------------------------------------------------------------------------------------
Balance on December 31, 1993           $33,549,255           $69,055,440            $(14,131,775)             (987,267)
Net income                                                    12,060,183
Cash dividends ($.60 per share)                               (2,091,114)
Other                                                            177,063                 (70,032)               (3,113)
-----------------------------------------------------------------------------------------------------------------------
Balance on December 31, 1994            33,549,255            79,201,572             (14,201,807)             (990,380)
Net income                                                    13,019,460
Cash dividends ($0.66 per share)                              (2,321,336)
Other                                                           (222,216)                (83,422)               (3,405)
-----------------------------------------------------------------------------------------------------------------------
Balance on December 31, 1995            33,549,255            89,677,480             (14,285,229)             (993,785)
Net income                                                    12,551,221
Cash dividends ($0.86 per share)                              (3,020,275)
Other                                                            135,097                  11,805                 3,552
-----------------------------------------------------------------------------------------------------------------------
Balance on December 31, 1996           $33,549,255           $99,343,523            $(14,273,424)             (990,233)
-----------------------------------------------------------------------------------------------------------------------

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

BASIS OF PRESENTATION
The consolidated financial statements include the accounts of Pitt-Des Moines, Inc. and its subsidiaries (Company). Intercompany accounts and transactions have been eliminated in consolidation.

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

RECLASSIFICATIONS
Certain amounts in the 1994 and 1995 consolidated financial statements and notes to consolidated financial statements have been reclassified to conform with the 1996 presentation.

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

     In January 1996, the Company adopted the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121). The effect of adoption was not material. At December 31, 1996, $5.4 million of long-lived assets to be disposed of, including $2.5 million of long-lived assets from discontinued operations, were included in Property, Plant and Equipment.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     The Company has a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenues, and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

     Revenue from change orders and claims is recognized when the settlement is probable and the amount can be reasonably estimated. Contract costs include all direct material, labor, subcontract costs and those indirect costs related to contract performance. Costs and estimated profits in excess of billings are classified as a current asset. Amounts billed in excess of costs and estimated profits are classified as a current liability.

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

ACQUISITION
On September 1, 1994, the Company acquired the bridge fabricating assets of Phoenix Steel, Inc., a steel bridge fabricator. The total cost of this acquisition was $13.5 million.

     The acquisition was accounted for as a purchase and, accordingly, the acquired assets and liabilities were recorded at their estimated fair value at the date of acquisition. Operating results have been included since the acquisition date, but pro forma information has not been presented because it is immaterial.

ACCOUNTS AND NOTES RECEIVABLE
On December 31, 1996 and 1995, accounts receivable include approximately $17.1 million and $19.6 million, respectively, which have been billed under retainage provisions in contracts and will become due upon completion of the contracts. Accounts receivable on December 31, 1996 include approximately $1.8 million which is expected to be collected after December 31, 1997. The allowance for doubtful accounts was approximately $900,000 on December 31, 1996 and 1995, respectively.

     The majority of accounts receivable are from customers in various locations and industries throughout the United States. The Company maintains adequate reserves for potential credit losses and such losses have been minimal and within management's estimates.

INVENTORIES
Inventories aggregating approximately $16.8 million and $14.9 million on December 31, 1996 and 1995, respectively, are valued at the lower of LIFO cost or market. If these amounts had been valued on the FIFO method, which approximates replacement cost, these amounts would have been approximately $15.5 million and $15.7 million higher than reported on December 31, 1996 and 1995, respectively.

     Inventories carried on a FIFO basis were $1.4 million and $1.5 million on December 31, 1996 and 1995, respectively.

DISCONTINUED OPERATION
On October 31, 1994, the Company sold substantially all of the operating assets of CVI Incorporated, a wholly owned subsidiary, to Process Systems International, Inc., a subsidiary of Chart Industries, Inc., for consideration of $5.7 million.

     Discontinued operations, net of taxes in the accompanying consolidated statements of income is composed of the following:


                                     Years ended December 31,
                                  ---------------------------
(Dollars in thousands)                    1996   1995    1994
-------------------------------------------------------------
Income (loss) from operations,
 net of income tax expense
 (benefit) of $27 in 1996,
 $94 in 1995 and $(214) in 1994.          $   -  $   -  $(493)
Gain from disposal, net
 of income tax expense
 of $383 in 1994.                             -      -    573
-------------------------------------------------------------
                                          $   -  $   -  $  80
-------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



COSTS AND ESTIMATED PROFITS ON UNCOMPLETED CONTRACTS

Costs and estimated profits on uncompleted contracts are summarized as follows:

                                                            December 31,
                                           -----------------------------
                                                    1996            1995
------------------------------------------------------------------------
Costs incurred on
 uncompleted contracts                     $ 646,533,535   $ 542,631,132
Estimated profits                             88,728,735      69,861,448
------------------------------------------------------------------------
                                             735,262,270     612,492,580
Billings to date                            (709,163,927)   (580,761,906)
------------------------------------------------------------------------
                                           $  26,098,343   $  31,730,674
------------------------------------------------------------------------

     Costs, estimated profits and billings on uncompleted contracts are included in the accompanying Consolidated Statements of Financial Condition under the following captions:


                                                            December 31,
                                              ---------------------------
                                                       1996         1995
-------------------------------------------------------------------------
Costs and estimated
 profits in excess of billings                 $ 36,830,613   $38,166,308

Billings in excess of costs
 and estimated profits                          (10,732,270)   (6,435,634)
-------------------------------------------------------------------------
                                               $ 26,098,343   $31,730,674
-------------------------------------------------------------------------

Included in costs and estimated profits in excess of billings on uncompleted contracts was approximately $6.5 million and $6.0 million at December 31, 1996 and 1995, respectively, relating to an unapproved change order arising from a dispute over design and specification changes on a project currently under construction.

     On May 14, 1996 the Company filed an action in the United States District Court for the Northern District of Illinois (Eastern Division) captioned PITT-DES MOINES, INC. V. METROPOLITAN PIER & EXPOSITION AUTHORITY ET AL. seeking reimbursement in excess of $15.0 million for additional work and making other claims in connection with an unapproved change order arising from a dispute over design and specification changes to a project under construction. On June 4, 1996 certain of the defendants in said action made counterclaims against the Company in amounts approximating $3.5 million. While counsel believes that the Company has a basis for the claim, neither management nor counsel is able to predict with certainty the ultimate resolution of this matter. As additional information becomes available, the Company may revise its estimate of potential recovery, which could result in a material adjustment to the results of operations in future periods.

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

     The Company's policy is to fund the legal minimum required contributions. Plan assets on December 31, 1996 consisted primarily of listed stocks, bonds, investments in pooled funds and group annuity contracts of insurance carriers.

     The Company also makes contributions to certain multi-employer defined benefit pension plans primarily for field union employees. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of man-hours worked. Company contributions and cost recognized for these plans were approximately $664,000, $738,000 and $675,000 for the years ended December 31, 1996, 1995 and 1994, respectively. The estimated accumulated plan benefits and plan assets for these plans are not available.

     The Company sponsored or contributed to union sponsored defined contribution plans which cover nearly all salaried employees, certain hourly groups in accordance with their union labor contracts and nearly all non-union field employees. Based upon the plan, the Company contributions represent either a stated matching percentage of the participant's basic contribution or a stated rate per hour worked. Company contributions and cost recognized for these plans were $1.6 million, $1.6 million and $1.3 million for the years ended December 31, 1996, 1995 and 1994, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Net periodic pension expense (income) for the Company's continuing operations defined benefit pension plans included the following components:

                                                                                                   Years ended December 31,
                                                                             ----------------------------------------------
                                                                                           1996           1995         1994
----------------------------------------------------------------------------------------------------------------------------
Service cost-benefits earned during the period                                     $  1,475,183   $  1,169,634   $ 1,287,601
Interest cost on projected benefit obligation                                         4,311,399      4,258,907     3,727,962
Actual (return) loss on plan assets                                                 (10,163,666)   (14,100,076)      677,553
Net amortization, deferral and other                                                  3,842,415      8,812,612    (6,038,666)
----------------------------------------------------------------------------------------------------------------------------
Net periodic pension (income) expense                                              $   (534,669)  $    141,077   $  (345,550)
----------------------------------------------------------------------------------------------------------------------------

The following assumptions were used in the determination of net periodic cost:

                                                                                                  Years ended December 31,
                                                                             -----------------------------------------------
                                                                                           1996           1995         1994
----------------------------------------------------------------------------------------------------------------------------
Discount rate                                                                              7.5%           8.5%          7.5%
Rates of increase in compensation levels                                                   5.5%           6.5%          6.0%
Expected long-term rates of return on assets                                               9.0%           9.0%          9.0%
----------------------------------------------------------------------------------------------------------------------------

The interest rate used to discount actuarial liabilities to present value at December 31, 1996 and 1995 was 7.5%.



The following table sets forth the status of the Company's defined benefit pension plans:

                                                                      December 31, 1996                       December 31, 1995
                                                    -----------------------------------     -----------------------------------
                                                            Plans whose     Plans whose             Plans whose     Plans whose
                                                          assets exceed     accumulated           assets exceed     accumulated
                                                            accumulated        benefits             accumulated        benefits
                                                               benefits   exceed assets                benefits   exceed assets
-------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested benefit obligation                                $ 48,440,023     $ 3,440,538            $ 44,780,865     $ 5,311,910
-------------------------------------------------------------------------------------------------------------------------------

  Accumulated benefit obligation                           $ 49,873,918     $ 3,626,261            $ 45,937,231     $ 5,595,363
-------------------------------------------------------------------------------------------------------------------------------

Plan assets at fair value                                  $ 70,953,591     $ 2,290,079            $ 62,285,463     $ 3,922,870
Projected benefit obligation                                (57,835,463)     (3,626,261)            (53,190,866)     (5,595,363)
-------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) projected
     benefit obligation                                      13,118,128      (1,336,182)              9,094,597      (1,672,493)
Unrecognized net (gain) loss                                 (5,527,306)        251,355              (1,910,489)        334,527
Unrecognized net (asset) obligation                          (2,871,426)         34,777              (3,489,410)        (59,064)
Unrecognized prior service cost                               1,776,666         485,219               1,578,444         701,390
Adjustment to recognize minimum liability                             -        (771,351)                      -        (976,853)
-------------------------------------------------------------------------------------------------------------------------------
Pension asset (liability) recognized in
     Consolidated Statements of Financial Condition        $  6,496,062     $(1,336,182)           $  5,273,142     $(1,672,493)
-------------------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


EMPLOYEE STOCK OWNERSHIP PLAN
The Company has a noncontributory Employee Stock Ownership Plan (ESOP) which provides salaried employees, who have at least one year of continuous service, an opportunity to own Company Common Stock and to accumulate additional retirement benefits. The Company's contributions, whether in cash or in stock, are determined annually by the Board of Directors in an amount not to exceed the maximum allowable as an income tax deduction. Company contributions are 100 percent vested after five years of continuous service. The ESOP contribution is allocated to the participant's account based upon the actual salary paid to the participant during that year. The following table sets forth the status of the Company's ESOP:

                                                 Years ended December 31,
                                 ----------------------------------------
                                          1996          1995         1994
-------------------------------------------------------------------------
Contributions                       $  663,000    $  639,000   $  507,000
Dividends paid on ESOP shares       $   83,000    $   55,000   $   42,000
Number of shares held by ESOP           94,860        76,644       66,435
Plan assets at market value         $2,600,000    $2,000,000   $1,400,000
-------------------------------------------------------------------------

REVOLVING CREDIT FACILITY
The Company has an unsecured revolving credit agreement with several banks from which it may borrow up to $40 million. This agreement matures on December 31, 1998, at which time all borrowings must be repaid in full. This Agreement contains an annual option to renew for an additional one-year period, subject to lender approval. Borrowings under the revolving credit agreement bear interest at the prime rate or at rates based on the London Interbank Offered Rate (LIBOR), or other rates which are mutually acceptable to the banks and the Company. A commitment fee of one-fourth of one percent per annum is charged on any unused amount of this revolving credit commitment. This agreement contains restrictive financial covenants that require minimum levels of net worth and maintenance of specific financial ratios. On December 31, 1996, $10.6 million of stand-by letters of credit were outstanding under this agreement.

     The Company made cash payments of interest totaling $1.2 million for the year ended December 31, 1996 and $2.7 million and $613,000 for the years ended December 31, 1995 and 1994, respectively.

COMMON STOCK SPLIT
On February 13, 1997, the Company declared a 3 for 2 stock split effective in the form of a stock dividend payable March 28, 1997 to stockholders of record at the close of business on March 14, 1997. Per share amounts, market prices, number of shares and stock option amounts have been adjusted for the stock split for all periods presented.

STOCK PLAN
The Stock Option Plan of 1990 (Plan) provides for grants of incentive stock options to officers and key employees. The Plan is administered by a committee consisting of at least three directors of the Company, none of whom are eligible to participate in the Plan. A total of 300,000 shares of the Company's Common Stock may be issued pursuant to the Plan. Grant prices are determined by the committee and are established at the fair market value of the Company's Common Stock at the date of grant. Options vest over a four-year period in equal annual amounts, or over such other period as the committee shall determine, and may be accelerated in the event of certain other circumstances such as death or disability of the optionee. These options generally expire within ten years after the date of grant. The following table summarizes option activity for the two years ended December 31, 1996:


                                                       Option price range
                                                Shares          per share
-------------------------------------------------------------------------
Outstanding on December 31, 1994                98,250   $20.50 -- $24.83
-------------------------------------------------------------------------
Granted                                        108,750             $23.17
Surrendered                                    (10,500)  $24.67 -- $24.83
-------------------------------------------------------------------------
Outstanding on December 31, 1995               196,500   $20.50 -- $24.83
-------------------------------------------------------------------------
Granted                                         60,000   $27.33 -- $28.50
Exercised                                       (6,000)            $20.50
-------------------------------------------------------------------------
Outstanding on December 31, 1996               250,500   $20.50 -- $28.50
-------------------------------------------------------------------------
Exercisable:
December 31, 1995                              113,437   $20.50 -- $24.83
December 31, 1996                              140,625   $20.50 -- $24.83
-------------------------------------------------------------------------
Available for future grant:
December 31, 1995                               96,750
December 31, 1996                               36,750
-------------------------------------------------------------------------

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). SFAS No. 123 establishes financial accounting and reporting standards for stock-based compensation plans and to transactions in which an entity issues its equity instruments to acquire goods and services from non-employees. The new accounting standards prescribed by SFAS No. 123 are optional, and the Company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" Pro forma disclosures relating to net income and earnings per share, as required under SFAS No. 123, have not been provided as they do not materially differ from amounts reported.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



INCOME TAXES

The income tax expense (benefit) included in the Consolidated Statements of Income is as follows:

                                                                                         Years ended December 31,
                                                            ----------------------------------------------------
                                                                                  1996         1995         1994
----------------------------------------------------------------------------------------------------------------
Current:
  Federal                                                                    $5,698,508   $5,618,289   $3,415,816
  State                                                                       1,250,000    1,300,000      800,000
  Foreign                                                                       446,011      263,705      408,048
-----------------------------------------------------------------------------------------------------------------
  Total current                                                               7,394,519    7,181,994    4,623,864
Deferred:
  Federal                                                                       548,900      886,742    1,716,378
  State                                                                         161,442      260,805      504,752
-----------------------------------------------------------------------------------------------------------------
  Total deferred                                                                710,342    1,147,547    2,221,130
-----------------------------------------------------------------------------------------------------------------
Total income tax expense                                                     $8,104,861   $8,329,541   $6,844,994
-----------------------------------------------------------------------------------------------------------------

The income tax expense (benefit) applicable to continuing and discontinued operations is as follows:

                                                                                         Years ended December 31,
                                                             ----------------------------------------------------
                                                                                  1996         1995         1994
-----------------------------------------------------------------------------------------------------------------
Provision for continuing operations:
  Current                                                                    $7,583,916   $7,712,017   $4,535,213
  Deferred                                                                      493,889      523,991    2,141,058
-----------------------------------------------------------------------------------------------------------------
  Total provision for continuing operations                                   8,077,805    8,236,008    6,676,271
Provisions for discontinued operations:
  Current                                                                      (189,397)    (530,023)      88,651
  Deferred                                                                      216,453      623,556       80,072
-----------------------------------------------------------------------------------------------------------------
  Total provisions for discontinued operations                                   27,056       93,533      168,723
-----------------------------------------------------------------------------------------------------------------
Total income tax expense                                                     $8,104,861   $8,329,541   $6,844,994
-----------------------------------------------------------------------------------------------------------------

A reconciliation of statutory federal income tax to the income tax expense on the income from continuing operations is as follows:

                                                                                         Years ended December 31,
                                                            ----------------------------------------------------
                                                                                  1996         1995         1994
----------------------------------------------------------------------------------------------------------------
Statutory federal income tax expense                                        $7,220,159   $7,226,859   $6,343,072
Increase (decrease) in taxes resulting from:
  Tax benefit from sale of a foreign investment                                      -            -     (525,936)
  State taxes less federal benefit                                             812,500      858,000      521,482
  Other, net                                                                    45,146      151,149      337,653
----------------------------------------------------------------------------------------------------------------
Income tax expense -- continuing operations                                 $8,077,805   $8,236,008   $6,676,271
----------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Deferred taxes reflected the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recorded for income tax purposes. The tax effects of significant temporary differences giving rise to deferred tax assets and liabilities are as follows:

                                                                     December 31,
---------------------------------------------------------------------------------
                                                          1996               1995
---------------------------------------------------------------------------------
Deferred tax assets:
  Casualty and liability insurance                  $1,997,372         $2,595,613
  Contract related amounts                             127,900            131,980
  Inventory                                            185,513            102,931
  Employee benefits                                  1,817,764          1,694,187
  Accounts receivable allowance                        347,200            347,200
---------------------------------------------------------------------------------
  Total deferred tax assets                         $4,475,749         $4,871,911
---------------------------------------------------------------------------------
Deferred tax liabilities:
  Accelerated depreciation                          $3,058,632         $3,263,232
  Pension                                            2,727,323          2,333,870
  Other                                                (87,010)             4,117
---------------------------------------------------------------------------------
  Total deferred tax liabilities                    $5,698,945         $5,601,219
---------------------------------------------------------------------------------

Income taxes paid for the years ended December 31, 1996, 1995 and 1994 were approximately $8.2 million, $7.1 million and $3.7 million, respectively.


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

     The Company is participating as a potentially responsible party (PRP) at three different sites pursuant to proceedings under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). Other parties have also been identified as PRP's at the sites. Investigative and/or remedial activities are ongoing. The Company believes, based upon information presently available to it, that such future costs will not have a material effect on the Company's financial position, results of operations or liquidity. Additionally, amounts reflected in results of operations and in the statements of financial condition during the three years ended December 31, 1996, have also not been material. However, the imposition of more stringent requirements under environmental laws or regulations, new developments or changes regarding site cleanup costs or the allocation of such costs among PRP's or a determination that the Company is potentially responsible for the release of hazardous substances at sites other than those currently identified, could result in additional costs.

     As previously reported, on November 3, 1993, an accident occurred at the construction site of a new United States Post Office in Chicago where the Company's Steel Construction business segment was in the process of erecting the steel structure of the building. Two men were killed and five seriously injured when a portion of the erected steel collapsed. Various personal injury claims had been asserted against the Company, and others, as a result of the accident (the "Personal Injury Cases"). As of December 31, 1996, the Company's insurance carriers have settled all of the claims against the Company in the Personal Injury Cases in which the Company was a defendant without the Company incurring any additional cost.

     An investigation of the November 3, 1993 accident was conducted by the Federal Occupational Safety and Health Administration (OSHA) and the Justice Department as required by OSHA law. OSHA has cited the Company for safety violations and has assessed $147,000 in civil penalties. In an order dated April 28, 1995, an administrative law judge dismissed OSHA's case assessing civil penalties. OSHA's appeal of this decision is pending before the Occupational Safety and Health Review Commission.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



     As a result of the OSHA/Justice Department investigation, on August 23, 1996, the Company was served with an indictment issued by a grand jury for the United States District Court for the Northern District of Illinois. The indictment alleges that the Company is guilty of two misdemeanors for violations of the Occupational Safety Health Act (and regulations promulgated thereunder) concerning the erection of structural steel members around the time of the November 3, 1993 accident and that such violations caused the deaths of the two men killed in the accident. The Department of Justice has reported that the maximum criminal fines and penalties which can be assessed, if the Company is convicted of both misdemeanors, is $1.0 million.

     On September 17, 1996 the Company entered a plea of not guilty to the alleged misdemeanors and demanded a jury trial at which it intends to vigorously defend itself against the allegations. The Company believes that it has significant and meritorious defenses to the alleged misdemeanors.

     If the Company is convicted of the alleged misdemeanors, management believes that the resulting fines, penalties and costs of defense, which would be uninsured, would not be material to the Company's financial condition, although they could be material to the Company's reported results of operations for the period in which such payments are incurred. As a result of the Justice Department's actions, other claims, or proceedings may be instituted against the Company. While the Company has no reason to believe that any such claim, action or proceeding will be instituted against it, the Company cannot predict the likelihood of such a claim, action or proceeding being instituted against it, and cannot assess the availability of any insurance coverage or the possibility or materiality of an adverse result in the event of any such claim, action or proceeding in advance of a claim, action or proceeding being instituted.

     On June 20, 1996 the Company was served with a subpoena to appear and produce documents before a grand jury of the United States District Court for the Western District of Wisconsin in connection with the United States Department of Justice Antitrust Division's investigation of bid rigging and other criminal violations in the steel bridge fabrication industry. The Company has been informed that it is not the target of the investigation at present but that it and other companies in the steel bridge fabrication industry are the subjects of the investigation.

     The Company has no reason to believe that it will become a target of the investigation or that a criminal action will be instituted against it in these matters. If the Company became a target or a criminal investigation were instituted, the Company believes that it would have significant and meritorious defenses to any such charges and would vigorously defend against them.

     Management believes that the ultimate outcome of any matter currently pending against the Company will not materially affect the financial position of the Company although they could be material to the reported results of operations for the period in which they occur.

SUBSEQUENT EVENTS
On January 31, 1997, the Company acquired General Steel Corporation, a steel service center located in Vancouver, Washington. This acquisition will expand the Company's Steel Service Center Division, headquartered in Stockton, California, into the Pacific Northwest.

     On February 17, 1997, the Company announced plans for its wholly-owned subsidiary, PDM Strocal, Inc. to begin construction of a new structural steel fabricating facility in the southwestern part of the United States. The new facility will expand the capabilities of PDM Strocal (located in Stockton, California), and is expected to be operational in the third quarter of 1997. At the same time, the Company also announced the decision to close its structural steel fabricating facility in Melrose Park, Illinois, redeploying some employees and equipment to the new plant as well as to existing bridge fabricating plants in Wisconsin. The cost associated with this shutdown will be reflected in the 1997 first quarter financial statements.

     On March 10, 1997, the Company acquired Candraft Detailing, Inc., an engineering drafting company serving the steel building and bridge fabrication industry, located in Vancouver, British Columbia. This acquisition is expected to enhance the drafting capabilities of the Steel Construction business segment.

BUSINESS SEGMENT INFORMATION
For business segment information for years ended December 31, 1996, 1995 and 1994, see Business Segment Information in Consolidated Financial Statements
section in the 1996 Annual Report to Stockholders.

REPORT OF INDEPENDENT AUDITORS AND MANAGEMENT



REPORT OF INDEPENDENT AUDITORS
STOCKHOLDERS AND BOARD OF DIRECTORS
PITT-DES MOINES
We have audited the accompanying consolidated statements of financial condition of Pitt-Des Moines, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pitt-Des Moines, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP


Pittsburgh, Pennsylvania
March 4, 1997



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




/s/ R. A. Byers

R. A. Byers
Vice President Finance and Treasurer

TWO YEAR QUARTERLY RESULTS OF OPERATIONS
(UNAUDITED)



The following is a summary of the quarterly results of operations:

                                                                                                           Quarters ended
                                                       ------------------------------------------------------------------
(Dollars in thousands, except per share amounts)                  March 31,      June 30,   September 30,     December 31,
--------------------------------------------------------------------------------------------------------------------------
1996                                                                                                                    (1)
Earned revenue                                                     $115,966      $121,649        $120,795         $109,864
Gross profit from operations                                         14,931        15,678          16,686           17,179
Income before income taxes                                            5,210         5,606           5,137            4,676
Net income                                                            3,174         3,426           3,103            2,848
Net income per share                                               $   0.90      $   0.97        $   0.88         $   0.81
--------------------------------------------------------------------------------------------------------------------------

1995
Earned revenue                                                     $119,242      $113,468        $123,186         $105,378
Gross profit from operations                                         13,295        14,798          17,151           17,298
Income before income taxes                                            3,699         4,330           6,857            6,369
Net income                                                            2,279         2,627           4,158            3,955
Net income per share                                               $   0.65      $   0.75        $   1.19         $   1.13
--------------------------------------------------------------------------------------------------------------------------

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

(1) During the fourth quarter of 1996, adjustments were recorded to increase contract costs which reduced net income by $0.31 per share.

STOCKHOLDERS' REFERENCE



COMMON STOCK INFORMATION
The following table sets forth, for the periods indicated, the high and low stock prices of the Common Stock and the dividends paid per share of Common Stock.


                               Price range      Quarterly
                  ------------------------      dividends
                           High        Low      per share
---------------------------------------------------------
1996
First Quarter           $31 1/8    $26           $.32
Second Quarter           30 1/8     27 1/4        .18
Third Quarter            29 5/8     28 1/8        .18
Fourth Quarter           28 3/8     26 7/8        .18
---------------------------------------------------------
                                                 $.86
---------------------------------------------------------
1995
First Quarter            24 5/8    $21            .16 1/2
Second Quarter           24 1/4     21 5/8        .16 1/2
Third Quarter            25 1/8     21 1/2        .16 1/2
Fourth Quarter           26 1/8     24            .16 1/2
---------------------------------------------------------
                                                 $.66
---------------------------------------------------------

On February 28, 1997, there were 3,483,001 shares outstanding and approximately 435 stockholders of record of the Company's Common Stock.

STOCK TRADING
The Company's Common Stock is traded on the American Stock Exchange (symbol
PDM).