Form 10-K405, Exhibit 13
period 1997-12-31
PITT DES MOINES INC
filed 1998-03-31
CIK 78853

                                  Exhibit 13
              Portions of the 1997 Annual Report to Stockholders
                             Pitt-DesMoines, Inc.

Five Year Selected Financial Data

Years ended December 31,                              1997      1996      1995      1994       1993
                                                    --------  --------  --------  --------   --------
(Dollars in thousands, except per share amounts)
Operating Performance
Earned revenue                                      $474,568  $468,274  $461,274  $408,061   $323,707
Income (loss) from operations                         24,950    20,588    22,077    15,508     (2,689)
Net Income:
 Continuing operations                                14,400    12,551    13,019    11,980        567
 Discontinued operations                                  --        --        --        80        471
                                                    --------  --------  --------  --------   --------
Net Income                                          $ 14,400  $ 12,551  $ 13,019  $ 12,060   $  1,038
                                                    ========  ========  ========  ========   ========
Earnings per share:
 Continuing operations                              $   4.12  $   3.60  $   3.74  $   3.44   $   0.16
 Discontinued operations                                  --        --        --      0.02       0.14
                                                    --------  --------  --------  --------   --------
                                                    $   4.12  $   3.60  $   3.74  $   3.46   $   0.30
                                                    ========  ========  ========  ========   ========
Earnings per share -- assuming dilution:
 Continuing operations                              $   4.05  $   3.56  $   3.72  $   3.43   $   0.16
 Discontinued operations                                  --        --        --      0.02       0.14
                                                    --------  --------  --------  --------   --------
                                                    $   4.05  $   3.56  $   3.72  $   3.45   $   0.30
                                                    ========  ========  ========  ========   ========
Financial Position
Total assets                                        $231,424  $199,885  $201,136  $214,201   $177,803
Long-term debt                                        11,000        --    13,000    22,000         --
Stockholders' equity                                 129,663   118,619   108,942    98,549     88,473
Other Information
For the year:
 Cash provided (utilized)
  by operations                                     $ 10,578  $ 24,749  $ 14,630  $ (2,784)  $ (3,767)
 Depreciation expense                                  5,784     5,681     5,662     5,037      4,145
 Capital expenditures                                 10,607     4,153     5,304     7,919      3,942
 Dividends per common share                             1.10      0.86      0.66      0.60       0.60
At year end:
 Book value per
  common share                                      $  36.98  $  34.06  $  31.31  $  28.30   $  25.38
 Employees                                             2,210     2,006     2,082     2,257      1,987

Management's Discussion and Analysis

The following discussion and analysis is provided to increase understanding of, and should be read in conjunction with, the consolidated financial statements and accompanying notes.

Results of Operations

As a result of a refinement in the Company's strategic direction, significant acquisitions, and the closing of the Melrose Park structural steel fabricating facility, the Company changed its reporting Segments to Engineering and Construction, and Steel Distribution Segments during 1997. The Engineering and Construction Segment specializes in the engineering and design, procurement, fabrication, erection, and rehabilitation of steel products such as liquid and cryogenic storage and processing systems, water storage systems, bridges and buildings.

The Steel Distribution Segment distributes a full line of heavy carbon steel products and provides value-added processing services while the culvert facilities manufacture and market corrugated metal culvert pipe and accessories.

The Company realized net income of $14.4 million in 1997 compared with $12.6 million in 1996 and $13.0 million in 1995. The related earnings per share were $4.05 in 1997 compared with $3.56 in 1996 and $3.72 in 1995. Earned revenue increased $6.3 million in 1997 compared with 1996 and increased $7.0 million in 1996 when compared with 1995. Income from operations of $25.0 million in 1997 increased $4.4 million from $20.6 million in 1996 and decreased $1.5 million in 1996 when compared with $22.1 million in 1995. In 1997, the increase in earned revenue and income from operations can be primarily attributed to Steel Distribution and an improvement in margins in Engineering and Construction. During the fourth quarter of 1997, adjustments were made to insurance accruals which increased net income by $0.34 per share. For additional discussion on the results of operations refer to the individual business segment narratives below.

Engineering and Construction

The following table sets forth earned revenue and new awards for the years ended December 31, 1997, 1996 and 1995.

                                                                1997                    1996                    1995
(Dollars in thousands)                                      --------                --------                --------
Earned Revenue
 Liquid & Cryogenic
  Storage                                                   $121,168                $129,415                $121,653
 Water Storage                                                68,736                  63,684                  69,126
 Steel Bridges                                                47,628                  44,396                  52,786
 Steel Buildings                                              47,949                  69,887                  66,904
                                                            --------                --------                --------
                                                            $285,481                $307,382                $310,469
                                                            ========                ========                ========
New Awards
 Liquid & Cryogenic
  Storage                                                   $188,441                $133,135                $ 98,171
 Water Storage                                                80,424                  68,603                  76,718
 Steel Bridges                                                62,846                  43,983                  53,767
 Steel Buildings                                              33,458                  51,632                  72,809
                                                            --------                --------                --------
                                                            $365,169                $297,353                $301,465
                                                            ========                ========                ========

The economic conditions and competitive environments in which Engineering and Construction competes vary independently from market to market and year to year. These external factors, outside of management's control, impact financial results. The decrease in earned revenue of $21.9 million in 1997 was primarily the result of the closure of its structural steel fabricating facility in Illinois. In 1996, the decrease in earned revenue was primarily the result of the decline in availability of large bridge contracts which is directly related to federal and state infrastructure spending.

Selling, general and administrative (S,G&A) expense as a percentage of earned revenue was 9%, 8.3% and 7.5% for 1997, 1996 and 1995, respectively. In 1996, the increase in S,G&A expenses can be attributed to costs associated with the relocation of PDM-EC headquarters to Houston, Texas. In 1997, S,G&A expenses remained unchanged but as a percentage of revenue, increased as a result of the closure of the Company's structural steel fabricating facility in Illinois, which reduced earned revenue.

New awards in 1997 increased, reflecting a significant contract for a liquid natural gas (LNG) import terminal to be constructed in Puerto Rico.

The decrease in 1997 and 1996 in new awards for steel buildings was primarily the result of the lack of building construction awards in the Chicago area, which ultimately caused management to decide to exit from this specific geographic location.

Income from operations was $15.1 million in 1997 compared with $14.3 million and $16.7 million in 1996 and 1995, respectively. The increase in 1997 was primarily due to improvements in margins. In 1996, the most significant impact on income from operations was the increase in S,G&A expenses associated with the relocation of PDM-EC headquarters to Houston, Texas that occurred during 1996. This move was made to promote future growth opportunities in a geographic market area where many existing and potential customers are located.

As previously indicated, in 1997, the Company announced plans to close its structural steel fabricating facility in Melrose Park, Illinois as a result of a shrinking market for large-scale construction projects in the Chicago area. During 1996 and 1995, this facility accounted for 11.2% and 9.5%, respectively, of Engineering and Construction's earned revenue. The costs associated with this shutdown were reflected in the 1997 first quarter financial statements and were not material.

During 1997, the Company also began construction of a new structural steel fabricating facility in Eloy, Arizona. This expands the Company's capabilities to fabricate and erect structural steel buildings in the west coast and southwest markets, where the demand for such products is currently strong. This new facility will be operational in early 1998.

Additionally, in March 1997, the Company announced the acquisition of Candraft Detailing, Inc., an engineering drafting company located in Vancouver, British Columbia. While this acquisition will enhance the drafting capabilities for our steel bridges and building projects, it is not expected to have a significant impact on earned revenue.

As indicated in "Costs and Estimated Profits on Uncompleted Contracts" in the Notes to Consolidated Financial Statements, costs and estimated profits in excess of billings on uncompleted contracts includes approximately $6.5 million at December 31, 1997 and 1996, relating to an unapproved change order arising from a dispute over design and specification changes on a project.

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

Capital expenditures, exclusive of business acquisitions, were $7.8 million in 1997 compared with $3.0 million and $3.2 million in 1996 and 1995, respectively. The increase in capital expenditures was primarily attributable to the construction of the new structural steel fabricating facility in Arizona. During 1996 and 1995, capital expenditures were for plant and construction equipment.

Steel Distribution

Steel Distribution's earned revenue was $189.1 million in 1997 compared with $160.9 million and $150.8 million 1996 and 1995, respectively. Income from operations was $16.6 million in 1997 compared with $13.1 million and $11.9 million in 1996 and 1995, respectively. Increases in income from operations was primarily attributable to increases in earned revenue. Additionally, S,G&A expenses as a percent of earned revenue held steady at approximately 7.4% for the three years ended 1997. The increases experienced over the past three years, in terms of earned revenue and income from operations, have been primarily the result of a higher volume of sales due to a combination of increased demand as a result of the ongoing economic recovery across the western United States and the benefit of strategic capital expansion programs. These capital expansion programs have facilitated growth by providing capacity to capture additional market share. During 1997, the Company acquired 90% of the stock of General Steel Corporation located in Vancouver, Washington. The acquisition of this steel service center expands this segment into the Pacific Northwest. This acquisition contributed to this segment's continued improvement in performance in 1997.

Capital expenditures, exclusive of the business acquisition, were $1.6 million in 1997 compared with $1.0 million and $2.1 million in 1996 and 1995, respectively. During the last three years, capital expenditures were for plant equipment.

Other

Corporate unallocated expenses, consisting primarily of salaries, benefits, outside professional services, taxes and insurance, were $6.8 million in 1997 compared with $6.8 million and $6.5 million in 1996 and 1995, respectively.

In 1997, the Company's interest income was $753,000 compared with $1.3 million in 1996 and $1.3 million in 1995. Interest income increased in 1996 and 1995 as a result of increased levels of short-term interest-bearing funds and interest on long-term notes receivable.

Interest expense of $847,000 in 1997 compares with $1.3 million in 1996 and $1.9 million in 1995. Interest expense is directly related to the level of net borrowings the Company maintains throughout each year. On December 31, 1997 the Company had $11 million outstanding debt obligations under its revolving credit facility compared with $13 million debt obligations at December 31, 1995. The Company had no outstanding debt obligations under the revolving credit facility at December 31, 1996.

The gains on sale of assets were $438,000, $560,000 and $95,000 in 1997, 1996 and 1995, respectively. In all three years, gains on the sale of idle properties were recognized. In addition to the sale of idle properties, in 1996 the Company realized a gain on the sale of a foreign investment.

The effective tax rate was 39.9 percent in 1997 compared with 39 percent in 1996 and 1995.

Inflation and changing prices did not significantly impact the Company during the last three years.

The Company initiated a review of its software systems in 1997 in view of the fact that certain systems will not properly recognize dates after the year 1999, which could cause those systems to produce invalid results. This is commonly referred to as "the Year 2000 problem." The Company has substantially completed the assessment phase of all major systems and, in some cases, has made the required changes. Based upon the results of the work done to date, the Company believes that the remaining work will be completed in a timely manner and that the overall cost of such work will not be material. The Company expenses such costs when incurred. There can be no assurance, however, that further work will not identify issues which could change the Company's present assessment of the cost of addressing this issue.

Liquidity and Capital Resources

The decrease in cash provided by operating activities in 1997 when compared with 1996, is due primarily to increases in operating assets and liabilities (excluding the effects of acquisitions), related to an increase in the volume of work performed. The changes in operating assets and liabilities from year to year are affected by the mix, stage of completion and commercial terms of contracts. During 1997, increases in inventories and increases in costs incurred on contracts were only partially offset by increases in contract related short-term liabilities.

The increase in cash utilized by investing activities in 1997, compared with 1996 and 1995, is primarily attributable to increased acquisitions and capital expenditures.

During 1997, the Company completed the following acquisitions:

> General Steel Corporation (90% interest acquired), a steel service center located in Vancouver, Washington.

> Sheffield Steel Products, a bridge fabricator located in Palatka, Florida.

> Candraft Detailing, Inc., an engineering and drafting company located in Vancouver, British Columbia.

> Tecnologia de Almacenamiento Industrial, TAI,S.A. (60% interest acquired), an engineering and construction company located in Caracas, Venezuela.

The total cost of these acquisitions was $13.7 million and was financed primarily from proceeds under the Company's revolving credit facility. The Company intends to continue to evaluate and selectively pursue opportunities for growth or expansion of its business through investment in or acquisition of complementary businesses. Acquisition and investment candidates are evaluated based on various criteria in a process which includes due diligence, management reviews and board approval. Management anticipates that investment and/or acquisition opportunities will be available to the Company and intends to investigate those opportunities for future growth and expansion of its business. The Company expects that any such acquisitions will be financed from cash on hand or available under the Company's revolving credit facility. In certain cases, acquisitions may be funded using stock or pursuant to stand-alone credit facilities. Capital expenditures, exclusive of business acquisitions, in 1997 were $10.6 million compared with $4.2 million and $5.3 million in 1996 and 1995, respectively. The increase in capital expenditures in 1997 was attributable to the construction of a new fabrication facility in Eloy, Arizona.

Cash utilized by financing activities consisted primarily of dividend payments and payment of debt obligations. The Company paid cash dividends of $3.8 million ($1.10 per share) in 1997 compared with $3.0 million ($.86 per share) in 1996 and $2.3 million ($.66 per share) in 1995.

On February 19, 1998, the Board of Directors declared a 9% increase in its quarterly dividend to $.30 per share. The payment of future dividends will be evaluated based on business conditions.

The Company has on hand and access to sufficient sources of funds to meet its anticipated operating, expansion and capital needs. These sources include the unused portion of a $40.0 million unsecured revolving credit facility which expires on December 31, 1999 and contains an annual option to renew for an additional one-year period, subject to lender approval. On December 31, 1997, $8.4 million of stand-by letters of credit were outstanding under this credit facility. The Company expects to borrow under the credit facility for working capital requirements in 1998.

Forward-Looking Statements

Any of the comments in this annual report that refer to the Company's estimated or future results, margins on existing or future projects, long-term profitability and demand and growth trends for Pitt-Des Moines, Inc., are forward-looking and reflect the Company's current analysis of existing trends and information. Actual results may differ materially from current expectations or projections based on a number of factors affecting the Company's businesses. The Company's estimates of future performance depend on, among other things, the likelihood of receiving certain new awards. While these estimates are based on the good faith judgment of management, these estimates frequently change based on new facts which become available. In addition, the timing of receipt of revenue by the Company from engineering and construction projects can be affected by a number of factors outside the control of the Company. The Company's businesses are also subject to fluctuations in demand and to changing global economic and political conditions which are beyond the control of the Company and may cause actual results to differ from the forward-looking statements contained in this annual report.

These forward-looking statements represent the Company's judgment only as of the date of this annual report. As a result, the reader is cautioned not to rely on these forward-looking statements. The Company disclaims any intent or obligation to update these forward-looking statements.

Business Segment Information

Years ended December 31,             1997           1996           1995
                                 ------------   ------------   ------------
Earned Revenue
Engineering and Construction     $285,480,862   $307,381,491   $310,468,725
Steel Distribution                189,087,094    160,892,019    150,805,331
                                 ------------   ------------   ------------
                                 $474,567,956   $468,273,510   $461,274,056
                                 ============   ============   ============
Income (Loss) from Operations
Engineering and Construction     $ 15,138,837   $ 14,332,366   $ 16,696,082
Steel Distribution                 16,639,556     13,078,895     11,927,971
Other                              (6,828,010)    (6,823,541)    (6,547,366)
                                 ------------   ------------   ------------
                                 $ 24,950,383   $ 20,587,720   $ 22,076,687
                                 ============   ============   ============
Identifiable Assets
Engineering and Construction     $139,046,038   $119,939,913   $129,048,388
Steel Distribution                 59,026,908     42,993,504     40,809,816
Other                              33,351,451     36,951,967     31,278,073
                                 ------------   ------------   ------------
                                 $231,424,397   $199,885,384   $201,136,277
                                 ============   ============   ============
Capital Expenditures
Engineering and Construction     $  7,833,424   $  2,967,717   $  3,216,009
Steel Distribution                  1,604,404      1,014,284      2,065,521
Other                               1,169,475        170,930         22,124
                                 ------------   ------------   ------------
                                 $ 10,607,303   $  4,152,931   $  5,303,654
                                 ============   ============   ============
Depreciation
Engineering and Construction     $  4,012,214   $  4,118,398   $  4,071,327
Steel Distribution                  1,664,531      1,519,868      1,442,272
Other                                 107,449         42,711        148,588
                                 ------------   ------------   ------------
                                 $  5,784,194   $  5,680,977   $  5,662,187
                                 ============   ============   ============

For the years ended 1997, 1996 and 1995, neither any single customer, nor any customer outside the United States, accounted for 10 percent or more of total earned revenue.

Amounts for 1995 and 1996 for Engineering and Construction have been restated to include results for the Engineered Construction Division and Steel Construction business segments, which the Company combined in 1997.

Consolidated Statements of Income

Years ended December 31,                   1997           1996           1995
                                       ------------   ------------   ------------
Earned revenue                         $474,567,956   $468,273,510   $461,274,056
Cost of earned revenue                  402,532,030    403,799,573    398,731,887
                                       ------------   ------------   ------------
Gross profit from operations             72,035,926     64,473,937     62,542,169
Selling, general and administrative
 expenses                                47,085,543     43,886,217     40,465,482
                                       ------------   ------------   ------------
Income from operations                   24,950,383     20,587,720     22,076,687
Other income (expense):
 Interest income                            752,638      1,320,422      1,234,367
 Interest expense                          (847,334)    (1,269,500)    (1,927,010)
 Gain on sale of assets                     437,935        559,581         95,044
 Miscellaneous, net                      (1,330,472)      (569,197)      (223,620)
                                       ------------   ------------   ------------
                                           (987,233)        41,306       (821,219)
                                       ------------   ------------   ------------
Income before income taxes               23,963,150     20,629,026     21,255,468
Income tax expense                        9,562,750      8,077,805      8,236,008
                                       ------------   ------------   ------------
Net income                             $ 14,400,400   $ 12,551,221   $ 13,019,460
                                       ============   ============   ============


Earnings per share                            $4.12          $3.60          $3.74
Earnings per share --
 assuming dilution                            $4.05          $3.56          $3.72
                                       ============   ============   ============
Shares used to calculate:
Earnings per share                        3,499,349      3,484,600      3,482,287
Earnings per share --
 assuming dilution                        3,556,398      3,526,152      3,495,510
                                       ============   ============   ============

See Notes to Consolidated Financial Statements.

Consolidated Statements of Financial Condition

December 31,                                             1997          1996
                                                     ------------  ------------
Assets
Current Assets
Cash and cash equivalents                            $ 12,036,908  $ 16,814,884
Accounts and notes receivable                          78,216,135    72,423,871
Inventories                                            26,236,138    18,192,154
Costs and estimated profits in excess of billings      46,493,184    36,830,613
Deferred income taxes                                   4,526,701     4,475,749
Prepaid expenses                                        1,085,823       822,020
                                                     ------------  ------------
Total current assets                                  168,594,889   149,559,291

Other Assets                                            7,794,113     8,097,180

Goodwill                                                6,171,570       202,959

Property, Plant and Equipment
Land                                                    7,610,688     7,273,815
Buildings                                              41,631,446    35,212,608
Machinery and equipment                                69,971,046    65,457,202
                                                     ------------  ------------
                                                      119,213,180   107,943,625
Allowances for depreciation                           (70,349,355)  (65,917,671)
                                                     ------------  ------------
Net property, plant and equipment                      48,863,825    42,025,954
                                                     ------------  ------------
                                                     $231,424,397  $199,885,384
                                                     ============  ============

Consolidated Statements of Financial Condition

December 31,                                             1997           1996
                                                     ------------   ------------
Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable                                     $ 48,812,440   $ 41,593,198
Accrued compensation, related taxes and benefits       12,491,759     12,005,337
Other accrued expenses                                  2,283,178      2,063,670
Billings in excess of costs and estimated profits       9,905,559     10,732,270
Income taxes                                            2,888,966        493,568
Casualty and liability insurance                        6,040,734      7,132,397
                                                     ------------   ------------
Total current liabilities                              82,422,636     74,020,440

Revolving Credit Facility                              11,000,000             --

Deferred Income Taxes                                   5,802,223      5,698,945

Minority Interest                                       2,536,773      1,546,645

Contingencies and Commitments

Stockholders' Equity
Preferred stock -- par value $.01 per share;
 authorized 3,000,000 shares; issued -- none
Common stock -- no par value;
 authorized 15,000,000 shares;
 issued 4,473,234 shares                               33,549,255     33,549,255
Retained earnings                                     110,095,151     99,343,523
                                                     ------------   ------------
                                                      143,644,406    132,892,778
Treasury stock at cost (1997--966,547 shares;
 1996 -- 990,233 shares)                              (13,981,641)   (14,273,424)
                                                     ------------   ------------
Total stockholders' equity                            129,662,765    118,619,354
                                                     ------------   ------------
                                                     $231,424,397   $199,885,384
                                                     ============   ============

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Years ended December 31,                                                                 1997           1996           1995
                                                                                     ------------   ------------   ------------
Cash Flows from Operating Activities
Net income                                                                           $ 14,400,400   $ 12,551,221   $ 13,019,460
Adjustments to reconcile net income to net cash provided by operating activities:
 Depreciation                                                                           5,784,194      5,680,977      5,662,187
 Gain on sale of assets                                                                  (437,935)      (559,581)       (95,044)
 Deferred income taxes                                                                     52,336        493,889        523,991
 Minority interest in earnings,
  net of dividends paid                                                                   473,194        279,715        139,175
 Other non-cash credits, net                                                             (824,396)      (547,440)      (309,023)
Change in operating assets and liabilities providing (using) cash:
 Accounts and notes receivable                                                           (139,306)     5,798,778     14,991,156
 Inventories                                                                           (4,928,286)    (1,774,334)     3,449,246
 Prepaid expenses                                                                         (65,197)        91,569         18,385
 Costs, estimated profits and billings, net                                            (8,879,535)     5,632,331    (15,846,823)
 Accounts payable                                                                       3,422,738        (17,781)    (5,717,336)
 Accrued liabilities                                                                     (495,818)    (2,028,861)      (431,779)
 Income taxes                                                                           2,215,687       (851,427)      (773,280)
                                                                                     ------------   ------------   ------------
 Net cash provided by operating activities                                             10,578,076     24,749,056     14,630,315
Cash Flows from Investing Activities
 Capital expenditures                                                                 (10,607,303)    (4,152,931)    (5,303,654)
 Proceeds from sale of assets                                                             655,397      1,459,907        508,286
 Acquisitions, net of cash acquired                                                   (13,657,216)            --             --
 Change in non-current assets                                                             610,059      1,124,410       (368,499)
                                                                                     ------------   ------------   ------------
 Net cash utilized by investing activities                                            (22,999,063)    (1,568,614)    (5,163,867)
Cash Flows from Financing Activities
 Proceeds from revolving credit facility                                               17,000,000      8,000,000      4,000,000
 Payments of revolving credit facility                                                 (6,000,000)   (21,000,000)   (13,000,000)
 Dividends paid                                                                        (3,849,127)    (3,020,275)    (2,321,336)
 Other                                                                                    492,138        146,902       (305,638)
                                                                                     ------------   ------------   ------------
 Net cash provided (utilized) by
  financing activities                                                                  7,643,011    (15,873,373)   (11,626,974)
                                                                                     ------------   ------------   ------------
(Decrease) increase in cash and
 cash equivalents                                                                      (4,777,976)     7,307,069     (2,160,526)
Cash and cash equivalents at
 beginning of year                                                                     16,814,884      9,507,815     11,668,341
                                                                                     ------------   ------------   ------------
Cash and Cash Equivalents at End of Year                                             $ 12,036,908   $ 16,814,884   $  9,507,815
                                                                                     ============   ============   ============

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

                                                           Treasury stock
                                                   -----------------------------
                                      Retained                       Number of
                      Common stock    earnings         Cost           shares
                      ------------  ------------   ------------   --------------
Balance on
 December 31, 1994     $33,549,255  $ 79,201,572   $(14,201,807)        (990,380)
Net income                            13,019,460
Cash dividends
 ($0.66 per share)                    (2,321,336)
Other                                   (222,216)       (83,422)          (3,405)
                      ------------  ------------   ------------   --------------
Balance on
 December 31, 1995      33,549,255    89,677,480    (14,285,229)        (993,785)
Net income                            12,551,221
Cash dividends
 ($0.86 per share)                    (3,020,275)
Other                                    135,097         11,805            3,552
                      ------------  ------------   ------------   --------------
Balance on
 December 31, 1996      33,549,255    99,343,523    (14,273,424)        (990,233)
Net income                            14,400,400
Cash dividends
 ($1.10 per share)                    (3,849,127)
Other                                    200,355        291,783           23,686
                      ------------  ------------   ------------   --------------
Balance on
December 31, 1997     $ 33,549,255  $110,095,151   $(13,981,641)        (966,547)
                      ============  ============   ============   ==============

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Significant Accounting Policies
Nature of Business Segments
PDM is a diversified engineering and construction company that also processes and distributes a broad range of carbon steel products.

The Engineering and Construction Segment specializes in the engineering and design, procurement, fabrication, erection, and rehabilitation of steel products such as liquid and cryogenic storage and processing systems, water storage systems, bridges and buildings.

The Steel Distribution Segment distributes a full line of heavy carbon steel products and provides value-added processing services while the culvert facilities manufacture and market corrugated metal culvert pipe and accessories.

Basis of Presentation

The consolidated financial statements include the accounts of Pitt-Des Moines, Inc. and its subsidiaries (the "Company"). Intercompany accounts and transactions have been eliminated in consolidation.

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

Reclassifications

Certain amounts in the 1995 and 1996 consolidated financial statements and notes to consolidated financial statements have been reclassified to conform with the 1997 presentation.

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

Inventories

Inventories of raw materials and fabricated parts are principally valued at the lower of last-in, first-out (LIFO) cost or market, except for certain inventories which are valued at the lower of first-in, first-out (FIFO) cost or market.

Contract material inventories included in accumulated contract costs are valued using the specific identification method.

Depreciation and Amortization

Land, buildings, machinery and equipment are carried at cost. Buildings, machinery and equipment, including capitalized leases, are depreciated by accelerated methods.

At December 31, 1997, $7.6 million of long-lived assets to be disposed of, were included in Property, Plant and Equipment.

Goodwill is amortized on the straight-line method over periods not longer than forty years.

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

As long-term contracts extend over one or more years, revisions in estimates of costs and estimated profits during the course of work are reflected in the accounting period in which the facts which require the revisions become known. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is recognized in the financial statements.

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

Income Taxes

Income taxes are accounted for under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock Options

For stock options granted at exercise prices not less than the fair market value of common stock on the date of grant, no compensation expense is recognized.

Earnings Per Common Share

Effective December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128). The provisions of SFAS No. 128 required replacement of the previously reported primary and fully diluted earnings per share for all periods presented.

Basic earnings per share is calculated by dividing net income by the weighted-average number of shares of common stock outstanding.

Diluted earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding, increased by the number of shares of common stock which would be issued assuming the exercise of stock options. Such adjustment to the weighted-average number of shares of common stock outstanding are made only when such adjustments dilute earnings per common share.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130), is effective for fiscal years beginning after December 15, 1997. This Statement establishes standards for reporting and display of comprehensive income and its components. Comprehensive income includes net income and all other changes in stockholders' equity except those resulting from investments and distributions to owners.

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No. 131), establishes new standards for reporting information about operating segments in interim and annual financial statements. This statement is effective for 1998. Management has not completed its review of SFAS No. 131, but does not anticipate that the adoption of this statement will have a significant effect on the Company's reported segments.

These standards, when implemented, are not expected to materially impact the reported financial position or results of operations of the Company.

Acquisitions

During 1997, the Company completed the following acquisitions:

> General Steel Corporation (90% interest acquired), a steel service center located in Vancouver, Washington.

>  Sheffield Steel Products, a bridge fabricator located in Palatka, Florida.

> Candraft Detailing, Inc., an engineering and drafting company located in Vancouver, British Columbia.

> Tecnologia de Almacenamiento Industrial, TAI,S.A. (60% interest acquired), an engineering and construction company located in Caracas, Venezuela.

The total cost of acquisitions in 1997 was $13.7 million. All acquisitions have been accounted for as purchases and, accordingly, operating results have been included in the Company's consolidated financial statement since the date of acquisition. The excess of purchase price over the fair market value of net assets acquired of approximately $6.0 million is being amortized over periods not longer than forty years. Pro forma information has not been presented because it is immaterial.

Accounts and Notes Receivable

Accounts and notes receivable at December 31, 1997 and 1996, were approximately $18.5 million and $17.1 million, respectively, which amounts have been billed under retainage provisions in contracts and will become due upon completion of the contracts. The allowance for doubtful accounts was approximately $1.1 million and $900,000 on December 31, 1997 and 1996, respectively.

The majority of accounts receivable are from customers in various locations and industries throughout the United States. The Company maintains adequate allowances for potential credit losses and such losses have been minimal and within management's estimates.

Inventories

Inventories aggregating approximately $21.3 million and $16.8 million on December 31, 1997 and 1996, respectively, are valued at the lower of LIFO cost or market. If these amounts had been valued on the FIFO method, which approximates replacement cost, these amounts would have been approximately $15.3 million and $15.5 million higher than reported on December 31, 1997 and 1996, respectively.

Inventories carried on a FIFO basis were $5.0 million and $1.4 million on December 31, 1997 and 1996, respectively.

Costs and Estimated Profits on Uncompleted Contracts

Costs and estimated profits on uncompleted contracts are summarized as follows:

December 31,                                    1997            1996
                                           -------------   -------------
Costs incurred on uncompleted contracts    $ 679,157,138   $ 646,533,535
Estimated profits                             91,177,830      88,728,735
                                           -------------   -------------
                                             770,334,968     735,262,270
Billings to date                            (733,747,343)   (709,163,927)
                                           -------------   -------------
                                           $  36,587,625   $  26,098,343
                                           =============   =============

Costs, estimated profits and billings on uncompleted contracts are included in the accompanying Consolidated Statements of Financial Condition under the following captions:

December 31,                                             1997          1996
                                                     -----------   ------------
Costs and estimated profits in excess of billings    $46,493,184   $ 36,830,613
Billings in excess of costs and estimated profits     (9,905,559)   (10,732,270)
                                                     -----------   ------------
                                                     $36,587,625   $ 26,098,343
                                                     ===========   ============

Included in costs and estimated profits in excess of billings on uncompleted contracts was approximately $6.5 million at December 31, 1997 and 1996, relating to an unapproved change order arising from a dispute over design and specification changes on a project currently under construction.

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

The Company's policy is to fund the legal minimum required contributions. Plan assets on December 31, 1997 consisted primarily of listed stocks, bonds, investments in pooled funds and group annuity contracts of insurance carriers.

The Company also makes contributions to certain multi-employer defined benefit pension plans primarily for field union employees. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of man-hours worked. Company contributions and cost recognized for these plans were approximately $791,000, $664,000 and $738,000 for the years ended December 31, 1997, 1996 and 1995, respectively. The estimated accumulated plan benefits and plan assets for these plans are not available.

The Company sponsored or contributed to union sponsored defined contribution plans which cover nearly all salaried employees, certain hourly groups in accordance with their union labor contracts and nearly all non-union field employees. Based upon the respective plans, the Company contributions represent either a stated matching percentage of the participant's basic contribution or a stated rate per hour worked. Company contributions and costs recognized for these plans were $1.8 million, $1.6 million and $1.6 million for the years ended December 31, 1997, 1996 and 1995, respectively.

Net periodic pension (income) expense for the Company's defined benefit pension plans included the following components:

Years ended December 31,                              1997           1996           1995
                                                  ------------   ------------   ------------
Service cost-benefits earned during the period    $  1,520,237   $  1,475,183   $  1,169,634
Interest cost on projected benefit obligation        4,617,668      4,311,399      4,258,907
Actual (return) loss on plan assets                (17,897,373)   (10,163,666)   (14,100,076)
Net amortization, deferral and other                11,034,959      3,842,415      8,812,612
                                                  ------------   ------------   ------------
Net periodic pension (income) expense             $   (724,509)  $   (534,669)  $    141,077
                                                  ============   ============   ============

As a result of restructuring activities, curtailment losses of $99,887 are reflected in the net amortization and referral component of net periodic pension income for the year ended December 31, 1997.

The following assumptions were used in the determination of net periodic cost:

Years ended December 31,                        1997   1996   1995
                                                ----   ----   ----
Discount rate                                    7.5%   7.5%   8.5%
Rates of increase in compensation levels         5.5%   5.5%   6.5%
Expected long-term rates of return on assets     9.0%   9.0%   9.0%

The interest rate used to discount actuarial liabilities to present value at December 31, 1997 and 1996 was 7.0% and 7.5%, respectively.

The following table sets forth the status of the Company's defined benefit pension plans:

                                                            December 31, 1997                   December 31, 1996
                                                  ----------------------------------   ---------------------------------
                                                     Plans whose         Plans whose     Plans whose         Plans whose
                                                   assets exceed         accumulated   assets exceed         accumulated
                                                     accumulated            benefits     accumulated            benefits
                                                        benefits       exceed assets        benefits       exceed assets
                                                  --------------   -----------------   -------------   -----------------
Actuarial present value of benefit obligations:
 Vested benefit obligation                          $ 55,016,737         $ 3,940,711    $ 48,440,023         $ 3,440,538
                                                    ============         ===========    ============         ===========
 Accumulated benefit
  obligation                                        $ 56,463,347         $ 4,080,830    $ 49,873,918         $ 3,626,261
                                                    ============         ===========    ============         ===========
Plan assets at fair value                           $ 84,992,311         $ 3,187,039    $ 70,953,591         $ 2,290,079
Projected benefit obligation                         (66,099,199)         (4,080,830)    (57,835,463)         (3,626,261)
                                                    ------------         -----------    ------------         -----------
Plan assets in excess of
 (less than) projected
 benefit obligation                                   18,893,112            (893,791)     13,118,128          (1,336,182)
Unrecognized net (gain) loss                         (10,622,608)            174,094      (5,527,306)            251,355
Unrecognized net (asset)
 obligation                                           (2,150,906)             26,082      (2,871,426)             34,777
Unrecognized prior
 service cost                                          1,577,608             433,079       1,776,666             485,219
Adjustment to recognize
 minimum liability                                            --            (633,255)             --            (771,351)
                                                    ------------         -----------    ------------         -----------
Pension asset (liability)
 recognized in Consolidated
 Statements of Financial
 Condition                                          $  7,697,206         $  (893,791)   $  6,496,062         $(1,336,182)
                                                    ============         ===========    ============         ===========

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

Years ended December 31,            1997        1996        1995
                                 ----------  ----------  ----------
Contributions                    $  682,000  $  663,000  $  639,000
Dividends paid on ESOP shares    $  125,474  $   83,000  $   55,000
Number of shares held by ESOP       111,152      94,860      76,644
Plan assets at market value      $4,100,000  $2,600,000  $2,000,000

Revolving Credit Facility

The Company has an unsecured revolving credit agreement (the "Credit Agreement") with several banks from which it may borrow up to $40 million. The Credit Agreement matures on December 31, 1999, at which time all borrowings must be repaid in full, and contains an annual option to renew for an additional one-year period, subject to lender approval. Borrowings under the Credit Agreement bear interest at the prime rate or at rates based on the London Interbank Offered Rate (LIBOR), or other rates which are mutually acceptable to the banks and the Company. A commitment fee of one-fourth of one percent per annum is charged on any unused amount of this revolving credit commitment. The Credit Agreement contains restrictive financial covenants that require minimum levels of net worth and maintenance of specific financial ratios. On December 31, 1997, $8.4 million of stand-by letters of credit were outstanding under the credit commitment.

The Company made cash payments of interest totaling $725,000 for the year ended December 31, 1997 and $1.2 million and $2.7 million for the years ended December 31, 1996 and 1995, respectively.

Stock Plan

The Stock Option Plan of 1990 (the "SOP") provides for grants of incentive stock options to officers and key employees. The SOP is administered by a committee consisting of at least three directors of the Company, none of whom are eligible to participate in the SOP. A total of 300,000 shares of the Company's Common Stock may be issued pursuant to the SOP. Grant prices are determined by the committee and are established at the fair market value of the Company's Common Stock at the date of grant. Options vest over a four-year period in equal annual amounts, or over such other period as the committee shall determine, and may be accelerated in the event of certain other circumstances such as death or disability of the optionee. These options generally expire within ten years after the date of grant. The following table summarizes option activity for the three year period ended December 31, 1997:

                                              Weighted-average
                                     Shares    exercise price
                                    -------   ----------------
Outstanding on December 31, 1994     98,250             $21.22
Granted                             108,750             $23.17
Surrendered                         (10,500)            $24.74
                                    -------
Outstanding on December 31, 1995    196,500             $22.11
Granted                              60,000             $28.06
Exercised                            (6,000)            $20.50
                                    -------
Outstanding on December 31, 1996    250,500             $23.57
Exercised                           (24,750)            $22.93
Surrendered                          (3,750)            $23.17
                                    -------
Outstanding on December 31, 1997    222,000             $23.65
                                    =======
Exercisable:
December 31, 1995                   113,437             $21.31
December 31, 1996                   140,625             $21.80
December 31, 1997                   146,813             $22.06
Available for future grant:
December 31, 1995                    96,750
December 31, 1996                    36,750
December 31, 1997                    40,500

Stock options outstanding at December 31, 1997 of 222,000 shares at option prices ranging from $20.50 to $28.50, had a weighted-average remaining contractual life of seven years.

Pro Forma Net Income and Earnings Per Share

Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and 1995. There were no stock options granted in 1997 under the SOP.

December 31,                      1996   1995
                                  ----   ----
Risk-free interest rate           6.39%  6.29%
Dividend yield                    3.41%  3.41%
Volatility factor                 .190   .190
Weighted-average expected life      10     10

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restriction and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the option is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per share were as follows:

Years ended December 31,                             1997     1996     1995
                                                    -------  -------  -------
(Dollars in thousands, except per share amounts)
Net income -- as reported                           $14,400  $12,551  $13,019
Net income -- pro forma                              14,270   12,456   12,939
                                                    =======  =======  =======
Earnings per share -- as reported:
Earnings per share                                     4.12     3.60     3.74
Earnings per share -- assuming dilution                4.05     3.56     3.72
                                                    =======  =======  =======
Earnings per share -- pro forma:
Earnings per share                                     4.08     3.57     3.72
Earnings per share -- assuming dilution                4.01     3.53     3.70
                                                    =======  =======  =======
Weighted-average fair value of options granted
 during the year                                        N/A    10.07     8.20

Income Taxes

The income tax expense included in the Consolidated Statements of Income is as follows:

Years ended December 31,                                                                      1997         1996         1995
                                                                                           -----------  -----------  -----------
Current:
 Federal                                                                                   $ 7,481,146  $ 5,887,905  $ 6,148,312
 State                                                                                       1,600,000    1,250,000    1,300,000
 Foreign                                                                                       429,268      446,011      263,705
                                                                                           -----------  -----------  -----------
 Total current                                                                               9,510,414    7,583,916    7,712,017
Deferred:
 Federal                                                                                        42,272      332,447      263,186
 State                                                                                          10,064      161,442      260,805
                                                                                           -----------  -----------  -----------
 Total deferred                                                                                 52,336      493,889      523,991
                                                                                           -----------  -----------  -----------
Total income tax expense                                                                   $ 9,562,750  $ 8,077,805  $ 8,236,008
                                                                                           ===========  ===========  ===========

A reconciliation of U.S. statutory federal income tax to the income tax expense on income before income taxes is as follows:

Years ended December 31,                        1997        1996        1995
                                             ----------  ----------  ----------
U.S. statutory federal income tax expense    $8,387,103  $7,220,159  $7,226,859
Increase in taxes resulting from:
 State taxes less federal benefit             1,040,000     812,500     858,000
 Other, net                                     135,647      45,146     151,149
                                             ----------  ----------  ----------
Income tax expense                           $9,562,750  $8,077,805  $8,236,008
                                             ==========  ==========  ==========

Deferred taxes reflect the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recorded for income tax purposes. The tax effects of significant temporary differences giving rise to deferred tax assets and liabilities are as follows:

December 31,                            1997         1996
                                     ----------   ----------
Deferred tax assets:
 Casualty and liability insurance    $1,651,068   $1,997,372
 Contract related amounts                18,800      127,900
 Inventory                              573,122      185,513
 Employee benefits                    1,880,027    1,817,764
 Accounts receivable allowance          403,684      347,200
                                     ----------   ----------
 Total deferred tax assets           $4,526,701   $4,475,749
                                     ==========   ==========
Deferred tax liabilities:
 Accelerated depreciation            $2,768,588   $3,058,632
 Pension                              3,057,081    2,727,323
 Other                                  (23,446)     (87,010)
                                     ----------   ----------
 Total deferred tax liabilities      $5,802,223   $5,698,945
                                     ==========   ==========

Income taxes paid for the years ended December 31, 1997, 1996 and 1995 were approximately $7.1 million, $8.2 million and $7.1 million, respectively.

Earnings Per Share

The following table sets forth the computation of earnings per share and earnings per share assuming dilution:

Years ended December 31,                                                                      1997         1996         1995
                                                                                           -----------  -----------  -----------
Numerator:
Net income                                                                                 $14,400,400  $12,551,221  $13,019,460
                                                                                           ===========  ===========  ===========
Denominator:
 Weighted-average shares                                                                     3,499,349    3,484,600    3,482,287
 Employee stock options                                                                         57,049       41,552       13,223
                                                                                           -----------  -----------  -----------
Weighted-average shares -- assuming dilution                                                 3,556,398    3,526,152    3,495,510
                                                                                           ===========  ===========  ===========
Earnings per share                                                                               $4.12        $3.60        $3.74
Earnings per share -- assuming dilution                                                          $4.05        $3.56        $3.72


Contingencies

As previously reported, on November 3, 1993, an accident occurred at the construction site of a new United States Post Office in Chicago where the Company was in the process of erecting the steel structure of the building. Two men were killed and five seriously injured when a portion of the erected steel collapsed. Various personal injury claims had been asserted against the Company, and others, as a result of the accident (the "Personal Injury Cases"). As of December 31, 1996, the Company's insurance carriers have settled all of the claims against the Company in the Personal Injury Cases in which the Company was a defendant without the Company incurring any additional cost.

An investigation of the November 3, 1993 accident was conducted by the Federal Occupational Safety and Health Administration (OSHA) and the Justice Department as required by OSHA law. OSHA has cited the Company for safety violations and has assessed $147,000 in civil penalties. In an order dated April 28, 1995, an administrative law judge dismissed OSHA's case assessing civil penalties. OSHA appealed that dismissal and in an order dated March 24, 1997, the Occupational Safety and Health Review Commission reversed the dismissal and entered an order staying any further proceedings pending final disposition of the OSHA Criminal Proceeding.

As a result of the OSHA/Justice Department investigation, on August 23, 1996, the Company was served with an indictment issued by a grand jury for the United States District Court for the Northern District of Illinois (the "OSHA Criminal Proceeding"). The indictment alleged that the Company is guilty of two misdemeanors for violations of the Occupational Safety Health Act (and regulations promulgated thereunder) concerning the erection of structural steel members around the time of the November 3, 1993 accident and that such violations caused the deaths of the two men killed in the accident. In the OSHA Criminal Proceeding, a jury trial commenced on July 15, 1997 and on July 31, 1997 the jury returned a verdict of guilty against the Company for two counts of misdemeanor violations of OSHA regulations resulting in the deaths of two men killed in the accident. The Department of Justice has reported that the maximum amount of criminal fines and penalties which can be assessed as a result of the conviction is $1.0 million.

In an order dated October 28, 1997 the District Court denied the Company's post-trial motions in the OSHA Criminal Proceeding and a sentencing hearing has been scheduled for March 20, 1998. The Company will file an appeal within ten days after sentencing, with the United States Court of Appeals for the Seventh Circuit.

Management and counsel believe that the Company has significant and meritorious points for sustaining the Company's appeal in the OSHA Criminal Proceeding.

Management believes that the fines, penalties and costs of defense resulting from the Company's conviction of the two misdemeanors would not be material to the Company's financial condition, although they are uninsured and could be material to the Company's reported results of operations for the period in which such payments are incurred. As a result of the Justice Department's actions, other claims, actions, or proceedings may be instituted against the Company. While the Company has no reason to believe that any such claim, action or proceeding will be instituted against it, the Company cannot predict the likelihood of such a claim, action or proceeding being instituted against it, and cannot assess the availability of any insurance coverage or the possibility or materiality of an adverse result in the event of any such claim, action or proceeding in advance of a claim, action or proceeding being instituted.

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

While the investigation remains pending, the Company does not believe it will become a target of the investigation or that a criminal action will be instituted against it in these matters. If the Company becomes a target or a criminal investigation were instituted, the Company believes that it would have significant and meritorious defenses to any such charges and would vigorously defend against them.

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

The Company is participating as a potentially responsible party (PRP) at three different sites pursuant to proceedings under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). Other parties have also been identified as PRP's at the sites. Investigative and/or remedial activities are ongoing. The Company believes, based upon information presently available to it, that such future costs will not have a material effect on the Company's financial position, results of operations or liquidity. Additionally, amounts reflected in results of operations and in the statements of financial condition during the three years ended December 31, 1997, have also not been material. However, the imposition of more stringent requirements under environmental laws or regulations, new developments or changes regarding site cleanup costs or the allocation of such costs among PRP's or a determination that the Company is potentially responsible for the release of hazardous substances at sites other than those currently identified, could result in additional costs.

Management believes that the ultimate outcome of any matter currently pending against the Company will not materially affect the financial position of the Company although they could be material to the reported results of operations for the period in which they occur.

Business Segment Information

For business segment information for years ended December 31, 1997, 1996 and 1995, see page 28.

Report of Independent Auditors and Management
Report of Independent Auditors
Stockholders and Board of Directors
Pitt-Des Moines, Inc.

We have audited the accompanying consolidated statements of financial condition of Pitt-Des Moines, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pitt-Des Moines, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP


Pittsburgh, Pennsylvania
March 2, 1998

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

Wm. W. McKee
President and Chief Executive Officer



/s/ R. A. Byers

R. A. Byers
Vice President Finance and Treasurer

Two Year Quarterly Results of Operations
(unaudited)

The following is a summary of the quarterly results of operations:

Quarters ended                                      March 31,  June 30,  September 30,  December 31,
                                                     --------  --------   ------------  ------------
(Dollars in thousands, except per share amounts)
1997                                                                                              (1)
Earned revenue                                       $109,581  $119,235       $114,662      $131,090
Gross profit from operations                           14,104    17,472         15,693        24,767
Income before income taxes                              3,445     5,872          5,308         9,338
Net income                                              2,101     3,570          3,198         5,531
Earnings per share                                   $   0.60  $   1.02       $   0.91      $   1.58
Earnings per share --
 assuming dilution                                   $   0.60  $   1.01       $   0.89      $   1.54
                                                     ========  ========       ========      ========
1996                                                                                              (2)
Earned revenue                                       $115,966  $121,649       $120,795      $109,864
Gross profit from operations                           14,931    15,678         16,686        17,179
Income before income taxes                              5,210     5,606          5,137         4,676
Net income                                              3,174     3,426          3,103         2,848
Earnings per share                                   $   0.91  $   0.98       $   0.89      $   0.82
Earnings per share --
 assuming dilution                                   $   0.90  $   0.97       $   0.88      $   0.81

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

(1) During the fourth quarter of 1997, adjustments were made to insurance accruals which increased net income by $0.34 per share.

(2) During the fourth quarter of 1996, adjustments were recorded to increase contract costs which reduced net income by $0.31 per share.

Stockholders' Reference

Common Stock Information

The following table sets forth, for the periods indicated, the high and low stock prices of the Common Stock and the dividends paid per share of Common Stock.

                       Price range        Quarterly
                  ----------------------  dividends
                    High        Low       per share
                  -------    ----------   ---------
1997
First Quarter     $31         $26             $.275
Second Quarter     33 1/8      26              .275
Third Quarter      37 1/2      30              .275
Fourth Quarter     38 3/8      33 11/16        .275
                                              -----
                                              $1.10
                                              =====
1996
First Quarter     $31 1/8     $26             $ .32
Second Quarter     30 1/8      27 1/4           .18
Third Quarter      29 5/8      28 1/8           .18
Fourth Quarter     28 3/8      26 7/8           .18
                                              -----
                                              $ .86
                                              =====

On February 27, 1998, there were 3,515,687 shares outstanding and approximately 435 stockholders of record of the Company's Common Stock.

Stock Trading

The Company's Common Stock is traded on the American Stock Exchange (symbol
PDM).