Form 10-K, Exhibit 13
period 1998-12-31
PITT DES MOINES INC
filed 1999-03-31
CIK 78853

Five year selected financial data

Years ended December 31,                                1998        1997       1996       1995       1994
------------------------                              --------     ------     -------    -------    --------
(Dollars in thousands, except per share amounts)
Operating Performance
Earned revenue                                         $566,711    $474,568   $468,274   $461,274   $408,061
Income from operations                                   30,827      24,950     20,588     22,077     15,508
Income before income taxes                               33,552      23,963     20,629     21,255     18,656
Net income                                               20,155      14,400     12,551     13,019     12,060
Earnings per share                                     $   2.85    $   2.06   $   1.80   $   1.87   $   1.73
Earnings per share -- assuming dilution                $   2.72    $   2.02   $   1.78   $   1.86   $   1.73
Financial Position
Total assets                                           $289,383    $231,939   $199,885   $201,136   $214,201
Long-term debt                                           35,000      11,000         --     13,000     22,000
Stockholders' equity                                    149,254     129,663    118,619    108,942     98,549
Other Information
For the year:
  Cash provided (utilized) by operations               $(13,062)   $ 10,578   $ 24,749   $ 14,630   $ (2,784)
  Depreciation expense                                    6,109       5,784      5,681      5,662      5,037
  Capital expenditures                                   17,301      10,607      4,153      5,304      7,919
  Dividends per common share                                .60         .55       0.43       0.33       0.30
At year end:
  Book value per common share                          $  20.60    $  18.49   $  17.03   $  15.66   $  14.15
  Employees                                               2,479       2,210      2,006      2,082      2,257

The following discussion and analysis is provided to assist readers in understanding the Company's financial performance during the periods presented and significant trends which may impact the future performance of the Company. It should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Annual Report.

Results of Operations

PDM is a diversified engineering and construction company, and a distributor of a broad range of carbon steel products. The Company currently operates in two business segments: Engineering and Construction and Steel Distribution. The Engineering and Construction segment specializes in the engineering and design, procurement, fabrication, erection and rehabilitation of steel products including liquid and cryogenic storage and processing systems, water storage systems, bridges and buildings. The Steel Distribution segment processes and distributes a full line of heavy carbon steel products and manufactures and markets corrugated metal culvert pipe and accessories.

The Company realized net income of $20.2 million in 1998 compared with $14.4 million in 1997 and $12.6 million in 1996. The related earnings per share were $2.72 in 1998 compared with $2.02 in 1997 and $1.78 in 1996. Earned revenue increased $92.1 million in 1998 when compared with 1997 and increased $6.3 million in 1997 when compared with 1996. Income from operations of $30.8 million in 1998 increased $5.9 million from $25.0 million in 1997 and increased $4.4 million in 1997 when compared with $20.6 million in 1996. The increase in earned revenue and income from operations from 1997 to 1998 is primarily attributable to the strength of the Engineering and Construction segment. For additional discussion on the results of operations refer to the individual business segment narratives below.

Engineering and Construction

The economic conditions and competitive environments in which Engineering and Construction operates vary independently from market to market and year to year. These external factors, outside of management's control, impact financial results. The following table sets forth the segment's earned revenue and new awards for the years ended December 31, 1998, 1997 and 1996.

                                        1998       1997       1996
                                        ----       ----       ----
                                          (Dollars in thousands)
Earned Revenue
Liquid & Cryogenic Storage            $163,148   $121,168   $129,415
Water Storage                           78,758     68,736     63,684
Steel Bridges                           74,952     51,809     44,396
Steel Buildings                         50,133     44,927     71,355
                                      --------   --------   --------
                                      $366,991   $286,640   $308,850
                                      ========   ========   ========

New Awards
Liquid & Cryogenic Storage            $182,129   $188,441   $133,135
Water Storage                           89,006     80,424     68,603
Steel Bridges                          102,744     62,846     43,983
Steel Buildings                         84,120     33,458     51,632
                                      --------   --------   --------
                                      $457,999   $365,169   $297,353
                                      ========   ========   ========

Earned revenue increased $80.4 million in 1998 due to the strength of the Liquid and Cryogenic Storage and Steel Bridge markets. The Liquid and Cryogenic Storage growth is attributable to progress on significant contracts including a liquid natural gas import terminal in Puerto Rico, while the Steel Bridge market benefited from an ongoing capital investment program by the railroad industry, as well as increased federal and state infrastructure spending. The level of infrastructure spending is expected to increase over the next several years due to the passage of the "Transportation Equity Act for the 21st Century." In 1997, earned revenue decreased $22.2 million from 1996 levels due to the closure of a structural steel fabricating facility in Illinois.

New awards for 1998 increased $92.8 million, or 25 percent, as the Engineering and Construction segment experienced solid sales growth in the Steel Building and Steel Bridge markets. Strong demand for commercial office space in the Western United States contributed to the growth in Steel Building new awards, while the above noted railroad industry and infrastructure spending accounted for the increase in Steel Bridge new awards. Total new awards increased $67.8 million during 1997, reflecting a significant contract for a liquid natural gas import terminal. The total increase for 1997 was partially offset by a decline in new awards for the construction of steel buildings due to a lack of building construction awards in the Chicago area.

Selling, general and administrative (S,G&A) expense as a percentage of earned revenue was 7.4 percent, 9 percent and 8.3 percent for 1998, 1997 and 1996, respectively. In 1998, S,G&A expense increased in absolute dollars due to increased headcount to accommodate the expansion of operations. S,G&A expenses remained unchanged in 1997, but increased as a percentage of revenue as a result of the closure of the Company's structural steel fabricating facility in Illinois, which reduced the Company's earned revenue.

Income from operations was $26.2 million in 1998 compared with $16.4 million and $16.9 million in 1997 and 1996, respectively. The increase in 1998 is primarily attributable to the Company's significant revenue growth. In addition, lower S,G&A expense as a percentage of earned revenue also contributed to the increase.

During 1998, the Company completed construction of a new structural steel fabricating facility in Eloy, Arizona which expands the Company's capabilities to fabricate and erect structural steel buildings in the West Coast and Southwest markets. Also during the year, the Company expanded its Palatka, Florida bridge fabrication facility to capitalize on the positive bridge construction market outlook.

Capital expenditures, exclusive of business acquisitions, were $9.8 million in 1998 compared with $8.2 million and $3.0 million in 1997 and 1996, respectively. Expenditures during 1998 related primarily to completion of the structural steel fabricating facility in Eloy, Arizona and expansion of the bridge fabrication facility in Palatka, Florida. During 1997, capital expenditures were incurred in the construction of the Arizona facility, while 1996 expenditures related to plant and construction equipment.

Steel Distribution

For the Steel Distribution segment, earned revenue of $203.3 million increased $14.2 million over 1997 earned revenue of $189.1 million. A 10 percent increase in volume, despite weaker market demand, accounted for the growth over the prior year. Steel Distribution's strategic capital expansion program continues to benefit the Company by adding capacity to increase market penetration. Further expansion is scheduled for 1999 as the Company expects to have two new steel service centers operational in the first half of the year. In 1997, earned revenue increased $28.2 million over 1996 levels due to higher sales volumes. Increased market demand, as a result of an ongoing economic recovery across the Western United States, coupled with the capture of additional market share accounted for the 1997 growth.

Income from operations was $17.4 million compared with $16.6 million and $13.1 million in 1997 and 1996, respectively. The higher operating income for both periods was primarily attributable to growth in earned revenues. The increase in 1998 was partially offset by slightly lower gross margins which were negatively impacted by weaker market demand and competitive pricing pressure. S,G&A expense as a percentage of earned revenue was 6.9 percent, 7.4 percent and 7.4 percent for 1998, 1997 and 1996, respectively.

During 1998, the Company began construction of a new steel service center in Woodland, Washington. This facility will enable the Company to provide broader geographic coverage and enhance customer service to the Northwest United States. In early 1999, the Company completed the conversion of a portion of a former fabricating facility in Des Moines, Iowa to supply the Midwest United States.

Capital expenditures were $6.8 million in 1998 compared with $1.6 million and $1.0 million in 1997 and 1996, respectively. The 1998 expenditures were primarily incurred in the construction of the Woodland, Washington and Des Moines, Iowa, steel service centers. The 1997 and 1996 capital expenditures consisted of the acquisition of plant equipment.

Other

Corporate unallocated expenses, consisting of salaries, benefits, outside professional services, taxes and insurance, were $12.8 million in 1998 compared with $8.1 million and $9.4 million in 1997 and 1996, respectively. The increase in 1998 relates primarily to $3.0 million of compensation expense recognized under an incentive stock plan. The decrease for 1997 resulted from adjustments to insurance accruals of approximately $2.0 million.

Interest expense of $1.9 million in 1998 compares with $0.8 million in 1997 and $1.3 million in 1996. Interest expense is directly related to the level of net borrowings the Company maintains throughout the year. The increase in interest expense for 1998 resulted from the higher level of borrowings to fund capital expansion and to finance general working capital needs. On December 31, 1998 the Company had $35 million of outstanding debt under its revolving credit facility compared with $11 million at December 31, 1997. The Company had no outstanding debt obligations under the revolving credit facility at December 31, 1996.

The gain on sale of assets was $4.3 million, $0.4 million and $0.5 million in 1998, 1997 and 1996, respectively. In all three years, gains on the sale of idle properties were recognized. In addition to the sale of idle properties, in 1996 the Company realized a gain on the sale of a foreign investment.

The effective tax rate was approximately 40 percent in 1998 and 1997 compared with 39 percent in 1996.

Liquidity and Capital Resources

The decrease in cash provided by operating activities in 1998, compared with 1997 and 1996, is primarily due to a net increase in operating assets and liabilities (excluding the effects of acquisitions), related to an increase in the volume of work performed on engineering and construction contracts. The changes in operating assets and liabilities vary from year to year and are affected by the mix, stage of completion and commercial terms of contracts. During 1998, increases in accounts receivable and net costs incurred on contracts of $38.1 million contributed to the decrease in cash provided by operating activities. During 1997, increases in inventories and costs incurred on contracts were only partially offset by increases in contract related short-term liabilities.

The Company expended $17.3 million for capital improvements in 1998, and realized $6.7 million in proceeds from the sale of idle property. Capital expenditures in the Engineering and Construction segment were for the expansion and improvement of facilities and additional field equipment. Capital expenditures by the Steel Distribution segment were also for the expansion and improvement of facilities. During 1998 and 1997, the Company had annual capital spending of approximately two times annual depreciation expense to maintain its competitive position. The Company anticipates that capital expenditures in the near future will approximate the level of depreciation and amortization, although there can be no assurance that such levels will not increase or decrease.

The Company continues to evaluate and selectively pursue opportunities for growth or expansion of its business through investment in or acquisition of complementary businesses. Acquisition and investment candidates are evaluated based on various criteria in a process which includes due diligence, management reviews and board approval. Management anticipates that investment and/or acquisition opportunities will be available to the Company and intends to investigate those opportunities for future growth and expansion of its business. The Company expects that any such acquisitions will be financed from cash on hand or available under the Company's revolving credit facility. In certain cases, acquisitions may be funded using stock or pursuant to stand-alone credit facilities.

Cash utilized by financing activities consisted primarily of dividend payments and payment of debt obligations. The Company paid cash dividends of $4.4 million ($.60 per share) in 1998 compared with $3.8 million ($.55 per share) in 1997 and $3.0 million ($.43 per share) in 1996.

On February 6, 1999, the Board of Directors declared a 13 percent increase in its quarterly dividend to $.17 per share. The payment of future dividends will be evaluated based on business conditions.

The Company has on hand and access to sufficient sources of funds to meet its anticipated operating, expansion and capital needs. These sources include the unused portion of a $70.0 million unsecured revolving credit facility, established in February of 1999, which expires on January 31, 2002. On December 31, 1998, $9.1 million of stand-by letters of credit were outstanding under this credit facility. The Company expects to borrow under its credit facility for working capital requirements in 1999.

Inflation has not had a material effect on the Company in recent years, and the effect is expected to be minimal in the foreseeable future.

Year 2000

The Company initiated a review of its software systems in 1997 in view of the fact that certain systems may not properly recognize dates after the year 1999, which could cause those systems to produce invalid results or fail to operate. This is commonly referred to as "the Year 2000 problem." The Company's Year 2000 plan encompasses three main phases: Assessment, Remediation and Testing. All phases of the Year 2000 plan have generally been conducted by Information Technology personnel. While the Company has not tracked these costs separately, it does not believe the impact of the Year 2000 remediation efforts has had a material impact on the Company's results of operations for the periods presented, or that any additional costs will have a material impact on the Company's future results of operations.

The Company has completed the assessment phase of all major information technology systems. The majority of these systems, including software applications, have been updated through the normal course of upgrades and program maintenance. The remaining systems have been assessed and the Company has established plans for remediation and testing which the Company anticipates will conclude by the second quarter of 1999.

The Company has substantially completed the assessment phase of operating equipment which utilizes non-information technology systems, typically embedded technology such as micro controllers. In most cases the Company has either made the recommended changes, or contacted vendors to determine that the equipment will not experience Year 2000 problems. The majority of the remaining systems have been assessed and the Company has established plans for remediation and testing which the Company anticipates will conclude by the third quarter of 1999.

The Company has contacted its significant suppliers and financial institutions but has not yet received adequate responses from all of them to determine the status of their Year 2000 compliance. Management continues to evaluate what impact the failure of these organizations to become Year 2000 compliant could have on the Company's consolidated financial position or results of operations.

Management of the Company believes its Year 2000 program is addressing the Year 2000 issue in a timely manner. However, as noted above, the Company has not yet completed all necessary phases of the Year 2000 program. In the event that the Company does not complete any remaining phases, the Company may have to conduct certain operations in an alternative manner. There can be no assurance that the Company's results of operations would not be materially and adversely affected by the delays and inefficiencies inherent in conducting operations in such a manner. In addition, disruptions in the general economy or from third parties resulting from Year 2000 issues could also materially adversely affect the Company. The amount of potential liability and lost revenue, as a result of the Company's failure to be in compliance, a third party's failure to be in compliance or an economic slowdown, cannot be reasonably estimated.

The Company is currently evaluating contingency plans in the event of a Year 2000 failure. The Company anticipates these contingency plans will be completed by the first quarter of 1999.

Market Risk

Due to current conditions in the credit markets and considering the favorable terms of the Company's borrowing facility, management believes interest rate exposure is minimal.

The Company has limited operations outside the United States. As such, there is limited exposure to the Company's future earnings due to changes in foreign currency exchange rates. A 10 percent appreciation of the United States dollar against the related currencies would not have a significant effect on the future earnings of the Company.

Recent Accounting Pronouncements

In June of 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133) effective for years starting after June 15, 1999. This Statement addresses the accounting for derivatives and hedging activities. The Company does not currently utilize derivatives or engage in hedging activities; therefore, management does not anticipate that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

During 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). The Company early adopted SOP 98-1 in 1998, which requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs are capitalized and amortized over the estimated useful life of the software. Prior to the adoption of SOP 98-1, software costs were expensed as incurred. Restatement of prior-year financial statements was not permitted. The adoption of SOP 98-1 did not have a material impact on the Company's financial position or results of operations.

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

Consolidated statements of income

Years ended December 31,                                 1998            1997            1996
------------------------                                 ----            ----            ----
Earned revenue                                       $566,710,817    $474,567,956    $468,273,510
Cost of earned revenue                                481,905,383     402,532,030     403,799,573
                                                     ------------    ------------    ------------
Gross profit from operations                           84,805,434      72,035,926      64,473,937
Selling, general and administrative expenses           53,978,365      47,085,543      43,886,217
                                                     ------------    ------------    ------------
Income from operations                                 30,827,069      24,950,383      20,587,720
Other income (expense):
  Interest income                                         625,218         752,638       1,320,422
  Interest expense                                     (1,914,450)       (847,334)     (1,269,500)
  Gain on sale of assets                                4,260,911         437,935         559,581
  Miscellaneous, net                                     (246,773)     (1,330,472)       (569,197)
                                                     ------------    ------------    ------------
                                                        2,724,906        (987,233)         41,306
                                                     ------------    ------------    ------------
Income before income taxes                             33,551,975      23,963,150      20,629,026
Income tax expense                                     13,396,975       9,562,750       8,077,805
                                                     ------------    ------------    ------------
Net income                                           $ 20,155,000    $ 14,400,400    $ 12,551,221
                                                     ============    ============    ============
Earnings per share                                          $2.85           $2.06           $1.80
Earnings per share -- assuming dilution                     $2.72           $2.02           $1.78
Shares used to calculate:
Earnings per share                                      7,069,122       6,998,698       6,969,200
Earnings per share -- assuming dilution                 7,422,435       7,112,796       7,052,304
See Notes to Consolidated Financial Statements.

Consolidated statements of financial condition

December 31,                                               1998            1997
------------                                               ----            ----
Assets
Current Assets
Cash and cash equivalents                              $  8,446,701    $ 12,036,908
Accounts and notes receivable                           103,998,461      78,216,135
Inventories                                              31,118,073      26,236,138
Costs and estimated profits in excess of billings        63,700,086      46,493,184
Deferred income taxes                                     5,875,969       4,426,760
Prepaid expenses                                          1,204,821       1,085,823
                                                       ------------    ------------
Total current assets                                    214,344,111     168,494,948

Other Assets                                             10,454,132       8,408,183

Goodwill                                                  6,587,744       6,171,570

Property, Plant and Equipment
Land                                                     13,362,470       7,610,688
Buildings                                                40,857,586      41,631,446
Machinery and equipment                                  75,220,762      69,971,046
                                                       ------------    ------------
                                                        129,440,819     119,213,180

Allowances for depreciation                             (71,443,382)    (70,349,355)
                                                       ------------    ------------
Net property, plant and equipment                        57,997,437      48,863,825
                                                       ------------    ------------
                                                       $289,383,424    $231,938,526
                                                       ============    ============

Consolidated statements of financial condition

December 31,                                                1998            1997
------------                                                ----            ----
Liabilities and Stockholders' Equity
Current Liabilities
Accounts payable                                       $ 52,776,621    $ 48,812,440
Accrued compensation, related taxes and benefits         14,200,709      12,491,759
Other accrued expenses                                    3,655,130       2,283,178
Billings in excess of costs and estimated profits        14,774,001       9,905,559
Income taxes                                              4,640,052       2,888,966
Casualty and liability insurance                          5,784,305       6,040,734
                                                       ------------    ------------
Total current liabilities                                95,830,818      82,422,636

Revolving Credit Facility                                35,000,000      11,000,000

Deferred Income Taxes                                     6,936,811       6,316,352

Minority Interest                                         2,361,666       2,536,773

Contingencies and Commitments

Stockholders' Equity
Preferred stock -- par value $.01 per share;
  authorized 3,000,000 shares; issued -- none
  Common stock -- no par value; authorized
  15,000,000 shares; issued 8,946,468 shares             33,549,255      33,549,255
Additional paid-in capital                                4,183,698          95,370
Retained earnings                                       126,081,860     110,270,788
Accumulated other comprehensive income                     (290,402)       (271,007)
                                                       ------------    ------------
                                                        163,524,411     143,644,406
Treasury stock at cost (1998 - 1,700,552 shares;
       1997 - 1,933,094 shares)                         (12,299,282)    (13,981,641)
Unearned compensation - restricted stock                 (1,971,000)             --
                                                       ------------    ------------
Total stockholders' equity                              149,254,129     129,662,765
                                                       ------------    ------------
                                                       $289,383,424    $231,938,526
                                                       ============    ============


See Notes to Consolidated Financial Statements.

Consolidated statements of cash flows

Years ended December 31,                                                    1998            1997            1996
------------------------                                                    ----            ----            ----
Cash Flows from Operating Activities
Net income                                                              $ 20,155,000    $ 14,400,400    $ 12,551,221
Adjustments to reconcile net income to net cash
  provided (utilized) by operating activities:
  Depreciation                                                             6,109,472       5,784,194       5,680,977
  Gain on sale of assets                                                  (4,260,911)       (437,935)       (559,581)
  Deferred income taxes (credits)                                           (828,750)         52,336         493,889
  Minority interest in earnings, net of dividends paid                       (90,686)        473,194         279,715
  Other non-cash debits (credits), net                                       692,038        (824,396)       (547,440)
Change in operating assets and liabilities providing (using) cash:
  Accounts and notes receivable                                          (25,782,326)       (139,306)      5,798,778
  Inventories                                                             (4,881,935)     (4,928,286)     (1,774,334)
  Prepaid expenses                                                          (118,998)        (65,197)         91,569
  Costs, estimated profits and billings, net                             (12,338,460)     (8,879,535)      5,632,331
  Accounts payable                                                         3,964,181       3,422,738         (17,781)
  Accrued liabilities                                                      2,568,788        (495,818)     (2,028,861)
  Income taxes                                                             1,751,086       2,215,687        (851,427)
                                                                        ------------    ------------    ------------
  Net cash provided (utilized) by operating activities                   (13,061,501)     10,578,076      24,749,056
Cash Flows from Investing Activities
  Capital expenditures                                                   (17,300,645)    (10,607,303)     (4,152,931)
  Proceeds from sale of assets                                             6,724,520         655,397       1,459,907
  Acquisitions, net of cash acquired                                        (614,135)    (13,657,216)             --
  Change in non-current assets                                               194,650         610,059       1,124,410
                                                                        ------------    ------------    ------------
  Net cash utilized by investing activities                              (10,995,610)    (22,999,063)     (1,568,614)
Cash Flows from Financing Activities
  Proceeds from revolving credit facility                                 27,000,000      17,000,000       8,000,000
  Payments of revolving credit facility                                   (3,000,000)     (6,000,000)    (21,000,000)
  Dividends paid                                                          (4,359,366)     (3,849,127)     (3,020,275)
  Other                                                                      826,270         492,138         146,902
                                                                        ------------    ------------    ------------
  Net cash provided (utilized) by financing activities                    20,466,904       7,643,011     (15,873,373)
                                                                        ------------    ------------    ------------
(Decrease) increase in cash and cash equivalents                          (3,590,207)     (4,777,976)      7,307,069
Cash and cash equivalents at beginning of year                            12,036,908      16,814,884       9,507,815
                                                                        ------------    ------------    ------------
Cash and Cash Equivalents at End of Year                                $  8,446,701    $ 12,036,908    $ 16,814,884
                                                                        ============    ============    ============


See Notes to Consolidated Financial Statements.

Consolidated statements of stockholders' equity

                                                              Unearned
                                                Additional  compensation-
                                     Common      paid-in     restricted    Retained    Comprehensive
                                      stock      capital       stock       earnings       Income
                                     ------     ----------  ------------   --------     ------------
Balance on January 1, 1996         $33,549,255                            $ 90,017,313
Comprehensive income:
  Net income                                                                12,551,221   $12,551,221
  Minimum pension liability                                                                   88,478
  Total comprehensive income                                                              12,639,699
Cash dividends ($0.43 per share)                                            (3,020,275)
Other                                                                           46,619
                                  -----------                             ------------
Balance on December 31, 1996       33,549,255                               99,594,878
Comprehensive income:
  Net income                                                                14,400,400    14,400,400
  Minimum pension liability                                                                  (19,652)
  Total comprehensive income                                                              14,380,748
Cash dividends ($0.55) per share)                                           (3,849,127)
Other                                               $95,370                    124,637
                                  -----------    ----------               ------------
Balance on December 31, 1997       33,549,255        95,370                110,270,788
Comprehensive income:
  Net income                                                                20,155,000    20,155,000
  Minimum pension liabilty                                                                   (19,395)
  Total comprehensive income                                                              20,135,605
Cash dividends ($0.60 per share)                                            (4,359,366)
Issuance of restricted stock                      2,581,810 $(3,696,000)
Stock plan amortization                           1,245,000   1,725,000
Other                                               261,518                     15,438
                                  -----------    ---------- -----------   ------------
Balance on December 31, 1998      $33,549,255    $4,183,698 $(1,971,000)  $126,081,860
                                  ===========    ========== ===========   ============

                                                      Accumulated                Treasury
                                                        other                      stock
                                                     comprehensive               Number of
                                                        income        Cost         Shares
                                                     -------------   -------     ----------
Balance on January 1, 1996                             $(339,833)  $(14,285,229)  (1,987,570)
Comprehensive income:
  Net income
  Minimum pension liability                               88,478
  Total comprehensive income
Cash dividends ($0.43 per share)
Other                                                                    11,805        7,104
                                                       ---------   ------------   ----------
Balance on December 31, 1996                            (251,355)   (14,273,424)  (1,980,466)
Comprehensive income:
  Net income
  Minimum pension liability                              (19,652)
  Total comprehensive income
Cash dividends ($0.55) per share)
Other                                                                   291,783       47,372
                                                       ---------   ------------   ----------
Balance on December 31, 1997                            (271,007)   (13,981,641)  (1,933,094)
Comprehensive income:
  Net income
  Minimum pension liabilty                               (19,395)
  Total comprehensive income
Cash dividends ($0.60 per share)
Issuance of restricted stock                                          1,114,190      154,000
Stock plan amortization
Other                                                                   568,169       78,542
                                                       ---------   ------------   ----------
Balance on December 31, 1998                           $(290,402)  $(12,299,282)  (1,700,552)
                                                       =========   ============   ==========
See Notes to Consolidated Financial Statements.

Notes to consolidated financial statements

Significant Accounting Policies
Basis of Presentation

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

Reclassifications

Certain amounts in the 1996 and 1997 consolidated financial statements and notes to consolidated financial statements have been reclassified to conform with the 1998 and 1997 presentation.

Classifications of Current Assets and Liabilities

The Company, consistent with industry practice, includes in current assets and current liabilities amounts realizable and payable under contracts which extend beyond one year. Other assets and liabilities are classified as current or non-current on the basis of expected realization or payment within or beyond one year, respectively.

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

Depreciation and Amortization

Land, buildings, machinery and equipment are carried at cost. Buildings, machinery and equipment, including capitalized leases, are generally depreciated by accelerated methods.

At December 31, 1998, $6.0 million of long-lived assets to be disposed of were included in Property, Plant and Equipment.

Goodwill is amortized on the straight-line method over periods not longer than forty years.

Revenue Recognition

The Company's revenues are composed of product sales and products and services provided under engineering and construction contracts. The Company recognizes product sales revenues upon delivery to the customer and engineering and construction contract revenues using the percentage-of-completion method. Contract revenue recognition is generally based on the proportion of man-hours incurred to date to total estimated man-hours, but for certain contracts is based on the relationship of actual costs incurred to date to total estimated costs. The revenue recognized on contracts is not related to progress billings to customers.

As long-term contracts extend over one or more years, revisions to estimates of costs and profits are reflected in the accounting period in which the facts which require the revisions become known. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized in the financial statements.

The Company has a history of making reasonably dependable estimates of the extent of progress towards completion, contract revenues, and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

Revenue from contract change orders and claims is recognized when the settlement is probable and the amount can be reasonably estimated. Contract costs include all direct material, labor, subcontract costs and those indirect costs related to contract performance. Costs and estimated profits in excess of billings are classified as a current asset. Amounts billed in excess of costs and estimated profits are classified as a current liability.

Stock Plans

The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the grant date over the amount an employee must pay to acquire the stock. This expense is recognized ratably over the vesting period.

The market value of restricted stock at the grant date is recorded as unearned compensation in a separate component of stockholders' equity and adjusted to current market value at each reporting period. Assuming certain performance criteria are met, unearned compensation is amortized to expense over the vesting period.

Earnings Per Common Share

Earnings per share (basic) is calculated by dividing net income by the weighted-average number of shares of common stock outstanding.

Earnings per share (assuming dilution) reflects the assumed conversion of all dilutive securities, consisting of employee stock options and restricted stock. Such adjustments to the weighted-average number of shares of common stock outstanding are made only when such adjustments dilute earnings per common share.

Comprehensive Income

In 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130). This Statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and minimum pension liability adjustments and is presented in the Consolidated Statements of Stockholders' Equity. The adoption of SFAS No. 130 had no impact on total stockholders' equity. Prior-year financial statements have been reclassified for comparative purposes.

Recent Accounting Pronouncements

In June of 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" effective for years starting after June 15, 1999. This Statement addresses the accounting for derivatives and hedging activities. The Company does not currently utilize derivatives or engage in hedging activities; therefore, management does not anticipate that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

During 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). The Company early adopted SOP 98-1 in 1998, which requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. Qualifying software costs are capitalized and amortized over the estimated useful life of the software. Prior to the adoption of SOP 98-1, software costs were expensed as incurred. Restatement of prior-year financial statements was not permitted. The adoption of SOP 98-1 did not have a material impact on the Company's financial position or results of operations.

Acquisitions

During 1998, the Company completed the acquisition of the remaining 40 percent interest in Tecnologia de Almacenamiento Industrial, TAI, S.A., an engineering and construction company located in Caracas, Venezuela. Pro forma information has not been presented because it is immaterial.

Accounts and Notes Receivable

Accounts and notes receivable at December 31, 1998 and 1997, include approximately $18.8 million and $18.5 million, respectively, due from customers in accordance with applicable retainage provisions of engineering and construction contracts. These amounts become due upon completion of such contracts. The allowance for doubtful accounts was approximately $0.8 million and $1.1 million on December 31, 1998 and 1997, respectively.

Inventories

Inventories aggregating approximately $26.3 million and $21.3 million on December 31, 1998 and 1997, respectively, are valued at the lower of LIFO cost or market. If these amounts had been valued on the FIFO method, which approximates replacement cost, these amounts would have been approximately $12.7 million and $15.3 million higher than reported on December 31, 1998 and 1997, respectively.

Inventories carried on a FIFO basis were $4.9 million and $5.0 million on December 31, 1998 and 1997, respectively.

Costs and Estimated Profits on Uncompleted Contracts

Costs and estimated profits on uncompleted contracts are summarized as follows:

December 31,                                      1998             1997
-------------                                   -------           ------
Costs incurred on uncompleted contracts      $ 608,869,644    $ 679,157,138
Estimated profits                               71,450,525       91,177,830
                                             -------------    -------------
                                               680,320,169      770,334,968
Billings to date                              (631,394,084)    (733,747,343)
                                             -------------    -------------
                                             $  48,926,085    $  36,587,625
                                             =============    =============

Costs, estimated profits and billings on uncompleted contracts are included in the accompanying Consolidated Statements of Financial Condition under the following captions:

December 31,                                              1998            1997
------------                                             ------          ------
Costs and estimated profits in excess of billings      $ 63,700,086    $46,493,184
Billings in excess of costs and estimated profits       (14,774,001)    (9,905,559)
                                                        -----------    -----------
                                                        $48,926,085    $36,587,625
                                                        ===========    ===========

Included in costs and estimated profits in excess of billings on uncompleted contracts was approximately $6.5 million at December 31, 1998 and 1997, relating to an unapproved change order arising from a dispute over design and specification changes on a project that has been completed. On May 14, 1996 the Company filed an action in the United States District Court for the Northern District of Illinois (Eastern Division) captioned PITT-DES MOINES, INC. V. METROPOLITAN PIER & EXPOSITION AUTHORITY ET AL. seeking reimbursement in excess of $15.0 million for additional work and making other claims in connection with an unapproved change order. On June 4, 1996, certain of the defendants in said action made counterclaims against the Company in amounts approximating $3.5 million. While counsel believes that the Company has a legal basis for the claim, neither management nor counsel is able to predict with certainty the ultimate resolution of this matter. As additional information becomes available, the Company may revise its estimate of potential recovery, which could result in a material adjustment to the results of operations in future periods.

Other Assets

Other assets include prepaid pension costs and notes receivable.

Pensions

Effective December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". This Statement does not change the measurement or recognition provisions of previously issued standards, but revises disclosures about pensions and other postretirement benefit plans. Restatement of disclosures for the prior years has been made for comparative purposes.

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

The Company's policy is to fund the legal minimum required contributions. Plan assets on December 31, 1998 consisted primarily of listed stocks, bonds, investments in pooled funds and group annuity contracts of insurance carriers.

Net periodic pension expense (income) for the Company's defined benefit pension plans included the following components:


Years ended December 31,                                1998           1997           1996
------------------------                               ------         ------         ------
Service cost-benefits earned during the period      $ 1,732,878    $ 1,520,237    $ 1,475,183
Interest cost on projected benefit obligation         4,773,205      4,617,668      4,311,399
Expected return on plan assets                       (7,778,867)    (6,453,641)    (5,829,341)
Amortization of transition amount                      (711,825)      (711,825)      (711,825)
Amortization of prior service cost                      252,717        254,233        244,936
Recognized net actuarial (gain) loss                   (140,022)        48,819        (25,021)
                                                    -----------    -----------    -----------
Net periodic pension income                         $(1,871,914)   $  (724,509)   $  (534,669)
                                                    ===========    ===========    ===========

As a result of restructuring activities, curtailment losses of $99,887 are reflected in the recognized net actuarial loss component of net periodic pension income for the year ended December 31, 1997.

The following assumptions were used in the determination of net periodic cost:

Years ended December 31,                          1998    1997    1996
------------------------                         ------  ------  ------
Discount rate                                     7.0%    7.5%    7.5%
Rate of increase in compensation levels           5.5%    5.5%    5.5%
Expected long-term rate of return on assets       9.0%    9.0%    9.0%

The interest rates used to discount actuarial liabilities to present value at December 31, 1998 and 1997 were 6.75 percent and 7.0 percent, respectively.

The following table sets forth the change in benefit obligation, plan assets and funded status of the Company's defined benefit pension plans:

December 31,                                                                               1998            1997
-------------                                                                             ------          ------
Change in benefit obligation
  Benefit obligation at beginning of year                                              $ 70,180,029    $ 61,461,724
  Service cost                                                                            1,732,878       1,520,237
  Interest cost                                                                           4,773,205       4,617,668
  Plan amendments                                                                                --          65,345
  Curtailments                                                                                   --         (10,253)
  Benefits paid                                                                          (3,832,011)     (3,742,623)
  Actuarial (gain) or loss                                                                2,367,836       6,230,354
  Other                                                                                      32,793          37,577
                                                                                       ------------    ------------
Benefit obligation at end of year                                                      $ 75,254,730    $ 70,180,029
                                                                                       ============    ============
Change in plan assets
  Fair value of plan assets at beginning of year                                       $ 88,179,350    $ 73,243,670
  Actual return on plan assets                                                           18,242,082      17,897,373
  Employer contributions                                                                    415,673         780,930
  Benefits paid                                                                          (3,832,011)     (3,742,623)
                                                                                       ------------    ------------
Fair value of plan assets at end of year                                               $103,005,094    $ 88,179,350
                                                                                       ============    ============
Reconciliation of funded status
  Funded status                                                                        $ 27,750,364    $ 17,999,321
  Unrecognized transition amount                                                         (1,412,999)     (2,124,824)
  Unrecognized prior service cost                                                         1,757,970       2,010,687
  Unrecognized net gain                                                                 (18,403,871)    (10,448,514)
                                                                                       ------------    ------------
Net amount recognized                                                                  $  9,691,464    $  7,436,670
                                                                                       ============    ============

Amounts recognized in the Consolidated Statements of Financial Condition include:

December 31,                                                                                1998            1997
------------                                                                               ------          ------
Prepaid benefit cost                                                                   $ 10,155,553    $  7,840,662
Accrued benefit liability                                                                  (926,941)     (1,037,247)
Intangible asset                                                                            172,450         362,248
Accumulated other comprehensive income                                                      290,402         271,007
                                                                                       ------------    ------------
Net amount recognized                                                                  $  9,691,464    $  7,436,670
                                                                                       ============    ============

The projected benefit obligation and accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets were $2,122,470 and $1,918,706 as of December 31, 1998 and 1997, respectively. The fair value of plan assets for these plans was $1,365,197 and $1,125,575 as of December 31, 1998 and 1997, respectively.

The Company also makes contributions to certain multi-employer defined benefit pension plans primarily for field union employees. These contributions are determined in accordance with the provisions of negotiated labor contracts and are generally based on the number of man-hours worked. Company contributions and costs recognized for these plans were approximately $482,000, $791,000 and $664,000 for the years ended December 31, 1998, 1997 and 1996, respectively. The estimated accumulated plan benefits and plan assets for these plans are not available.

The Company sponsored or contributed to union sponsored defined contribution plans which cover nearly all salaried employees, certain hourly groups in accordance with their union labor contracts and nearly all non-union field employees. Based upon the respective plans, the Company contributions represent either a stated matching percentage of the participant's basic contribution or a stated rate per hour worked. Company contributions and costs recognized for these plans were $2.4 million, $1.8 million and $1.6 million for the years ended December 31, 1998, 1997 and 1996, respectively.

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


Years ended December 31,               1998         1997         1996
------------------------              ------       ------       ------
Contributions                      $  735,000   $  682,000   $  663,000
Dividends paid on ESOP shares      $  151,079   $  125,474   $   83,000
Number of shares held by ESOP         247,199      222,304      189,720
Plan assets at market value        $5,900,000   $4,100,000   $2,600,000


Revolving Credit Facility

The Company has an unsecured revolving credit agreement (the "Credit Agreement") that was consummated subsequent to year end. The Credit Agreement is with a bank group for $70 million and matures on January 31, 2002, at which time all borrowings must be repaid in full. This agreement calls for the election of interest at rates based on the prime rate or London Interbank Offered Rate and requires the payment of a quarterly commitment fee ranging from .20 percent to
 .30 percent of the unutilized credit facility. The interest and commitment fee percentages are determined based upon the ratio of debt to earnings before interest, taxes, depreciation and amortization for the trailing four quarters. The Credit Agreement contains restrictive financial covenants that require minimum levels of tangible net worth, as defined, and the maintenance of certain financial ratios. On December 31, 1998, $9.1 million of stand-by-letters of credit were outstanding.

Interest paid during the years ended December 31, 1998, 1997 and 1996 amounted to $1.7 million, $0.7 million and $1.2 million, respectively.

Common Stock Split

On May 7, 1998, the Company declared a 2-for-1 stock split effective in the form of a stock dividend payable June 26, 1998 to stockholders of record at the close of business on June 12, 1998. Per share amounts, market prices, number of shares and stock option amounts have been adjusted for the stock split for all periods presented.

Stock Plans

The Company's stock plans (the "plans") provide for grants of nonqualified or incentive stock options and restricted stock awards to officers and key employees. The plans are administered by a committee consisting of at least three directors of the Company. A total of 2,000,000 shares of the Company's common stock may be issued pursuant to the plans. Total compensation expense recognized in the Consolidated Statements of Income for stock-based compensation awards was $3.0 million in 1998. No compensation expense was recognized in 1997 and 1996.

Restricted stock awards issued under the plans provide that shares awarded may not be sold or otherwise transferred until restrictions as established by the committee have lapsed. Restricted stock issued under the plans totaled 154,000 in 1998. There were no restricted stock grants in 1997. The weighted-average fair value of restricted stock granted in 1998 was $26.38.

Stock options are generally granted at the fair market value of the Company's common stock on the date of grant. The vesting periods of options are determined on a grant-by-grant basis, and may be accelerated in the event of certain circumstances such as death or disability of the optionee. These options generally expire within ten years from the date of grant.

During 1998, stock options were granted with a fair market value greater than the amount a recipient must pay to acquire the stock. Therefore, total compensation expense of $6.2 million is being recognized ratably over the five year vesting period.

The following table summarizes option activity for the three years ended December 31, 1998:

                                                           Weighted-average
                                           Shares           exercise price
                                          --------        ------------------
Outstanding on December 31, 1995               393,000            $11.06
Granted                                        120,000            $14.03
Exercised                                      (12,000)           $10.25
                                             ---------
Outstanding on December 31, 1996               501,000            $11.79
Exercised                                      (49,500)           $11.47
Surrendered                                     (3,750)           $11.58
                                             ---------
Outstanding on December 31, 1997               447,750            $11.83
Granted                                        706,000            $17.56
Exercised                                      (75,750)           $10.69
                                             ---------
Outstanding on December 31, 1998             1,078,000            $15.66
                                             =========
Exercisable:
December 31, 1996                              281,250            $10.90
December 31, 1997                              297,376            $11.03
December 31, 1998                              374,825            $13.64
Available for future grant:
December 31, 1996                               73,500
December 31, 1997                               77,250
December 31, 1998                              617,250

Stock options outstanding at December 31, 1998 of 1,078,000 shares at option prices ranging from $10.25 to $17.56, had a weighted-average remaining contractual life of 8.0 years.

Pro Forma Net Income and Earnings Per Share

Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its stock options under the fair value method. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998 and 1996. There were no stock options granted in 1997 under the plans.


December 31,                        1998    1996
------------                       ------  ------
Risk-free interest rate             4.91%   6.39%
Dividend yield                      2.50%   3.41%
Volatility factor                   .203    .190
Weighted-average expected life         8      10

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period. The Company's pro forma net earnings and earnings per share were as follows:

Years ended December 31,                               1998       1997       1996
------------------------                              ------     ------     ------
(Dollars in thousands, except per share amounts)
Net income - as reported                              $20,155    $14,400    $12,551
Compensation expense recognized under
  APB opinion No. 25, net of tax                        1,782         --         --
Compensation expense computed under FAS 123,
  net of tax                                           (2,113)      (130)       (95)
                                                      -------    -------    -------
Net income - pro forma                                $19,824    $14,270    $12,456
                                                      =======    =======    =======
Earnings per share - as reported:
Earnings per share                                    $  2.85    $  2.06    $  1.80
Earnings per share - assuming dilution                $  2.72    $  2.02    $  1.78
Earnings per share - pro forma:
Earnings per share                                    $  2.80    $  2.04    $  1.79
Earnings per share - assuming dilution                $  2.67    $  2.01    $  1.77
Weighted-average fair value of
  options granted during the year                     $ 10.29        N/A    $  3.36

Income Taxes

The income tax expense (benefit) included in the Consolidated Statements of Income is as follows:

Years ended December 31,                   1998          1997         1996
------------------------                  ------        ------       ------
Current:
  Federal                               $11,337,381    $7,481,146   $5,887,905
  State                                   2,300,000     1,600,000    1,250,000
  Foreign                                   588,344       429,268      446,011
                                        -----------    ----------   ----------
  Total current expense                  14,225,725     9,510,414    7,583,916
Deferred:
  Federal                                  (669,375)       42,272      332,447
  State                                    (159,375)       10,064      161,442
                                        -----------    ----------   ----------
  Total deferred expense (benefit)         (828,750)       52,336      493,889
                                        -----------    ----------   ----------
Total income tax expense                $13,396,975    $9,562,750   $8,077,805
                                        ===========    ==========   ==========

A reconciliation of U.S. statutory federal income tax to the income tax expense on income before income taxes is as follows:

Years ended December 31,                          1998          1997         1996
------------------------                         ------        ------       ------
U.S. statutory federal income tax expense      $11,743,191   $8,387,103   $7,220,159
Increase in taxes resulting from:
  State taxes less federal benefit               1,495,000    1,040,000      812,500
  Other, net                                       158,784      135,647       45,146
                                               -----------   ----------   ----------
Income tax expense                             $13,396,975   $9,562,750   $8,077,805
                                               ===========   ==========   ==========

Deferred taxes reflect the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recorded for income tax purposes. The tax effects of significant temporary differences giving rise to deferred tax assets and liabilities are as follows:

December 31,                              1998          1997
------------                             ------        ------
Deferred tax assets:
  Casualty and liability insurance      $1,515,813    $1,719,531
  Contract related amounts                   6,400        12,800
  Inventory                                502,736       573,122
  Employee benefits                      3,533,820     1,717,623
  Accounts receivable allowance            317,200       403,684
                                        ----------    ----------
  Total deferred tax assets             $5,875,969    $4,426,760
                                        ==========    ==========
Deferred tax liabilities:
  Property, plant and equipment         $3,200,501    $3,354,478
  Pension                                3,805,847     3,057,081
  Other                                    (69,537)      (95,207)
                                        ----------    ----------
  Total deferred tax liabilities        $6,936,811    $6,316,352
                                        ==========    ==========

Earnings Per Share

The following table sets forth the computation of earnings per share and earnings per share assuming dilution:

Years ended December 31,                                1998          1997          1996
------------------------                               ------        ------        ------
Numerator:
Net income                                            $20,155,000   $14,400,400   $12,551,221
                                                      ===========   ===========   ===========
Denominator: Weighted-average shares outstanding        7,069,122     6,998,698     6,969,200
Employee stock options and restricted stock               353,313       114,098        83,104
                                                      -----------   -----------   -----------
Weighted-average shares - assuming dilution             7,422,435     7,112,796     7,052,304
                                                      ===========   ===========   ===========
Earnings per share                                    $      2.85   $      2.06   $      1.80
Earnings per share - assuming dilution                $      2.72   $      2.02   $      1.78

Contingencies

As previously reported, on November 3, 1993, an accident occurred at the construction site of a new United States Post Office in Chicago where the Company was in the process of erecting the steel structure of the building. Two men were killed and five seriously injured when a portion of the erected steel collapsed. Various personal injury claims had been asserted against the Company and others, as a result of the accident (the "Personal Injury Cases"). By December 31, 1996, the Company's insurance carriers settled all of the claims against the Company in the Personal Injury Cases in which the Company was a defendant without the Company incurring any additional cost.

An investigation of the November 3, 1993 accident was conducted by the Federal Occupational Safety and Health Administration (OSHA) and the Justice Department as required by OSHA law. OSHA cited the Company for safety violations and assessed $147,000 in civil penalties. In an order dated April 28, 1995, an administrative law judge dismissed OSHA's case assessing civil penalties. OSHA appealed that dismissal and in an order dated March 24, 1997, the Occupational Safety and Health Review Commission reversed the dismissal and entered an order staying any further proceedings pending final disposition of the OSHA Criminal Proceeding.

As a result of the OSHA/Justice Department investigation, on August 23, 1996, the Company was served with an indictment issued by a grand jury for the United States District Court for the Northern District of Illinois (the "OSHA Criminal Proceeding"). On July 31, 1997, in the OSHA Criminal Proceeding, a jury returned a verdict of guilty against the Company for two counts of misdemeanor violations of OSHA regulations resulting in the deaths of two men killed in the accident. A sentencing hearing was held on March 20, 1998 in the OSHA Criminal Proceeding and the Company was fined $1,000,250, which the Company paid on March 27, 1998.

On February 18, 1999, a three judge panel of the United States Court of Appeals for the Seventh Circuit affirmed the conviction in the OSHA Criminal Proceeding. The Company does not intend to appeal the decision in the Seventh Circuit.

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

Various claims and legal proceedings are brought against the Company arising from the normal course of business. Although counsel is unable to predict with certainty the ultimate outcome, management and counsel believe the Company has significant and meritorious defenses to any claims, and intend to pursue them vigorously.

The Company's operations, including idle facilities and other property, are subject to and affected by federal, state and local laws and regulations regarding the protection of the environment. The Company accrues for environmental costs where such obligations are either known or considered probable and can be reasonably estimated.

The Company is participating as a potentially responsible party (PRP) at three different sites, and has been requested to participate as a PRP at one additional site, pursuant to proceedings under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). Other parties have also been identified as PRP's at the sites. Investigative and/or remedial activities are ongoing. The Company believes, based upon information presently available to it, that the cost of such future activities will not have a material effect on the Company's financial position, results of operations or liquidity. Additionally, amounts reflected in results of operations and in the statements of financial condition during the three years ended December 31, 1998, for investigative and/or remedial activities have also not been material. However, the imposition of more stringent requirements under environmental laws or regulations, new developments or changes regarding site cleanup costs or the allocation of such costs among PRP's or a determination that the Company is potentially responsible for the release of hazardous substances at sites other than those currently identified, could result in additional costs.

Management believes that the ultimate outcome of any matter currently pending against the Company will not materially affect the financial position of the Company although such outcome could be material to the reported results of operations for the period in which it occurs.

This Annual Report contains certain forward-looking statements as to the outcome of various claims and legal proceedings. Actual results may differ with respect to such claims and proceedings as a result of factors over which the Company does not have any control, including, but not limited to, new developments, changes in the laws or regulations and the positions taken by the opposing parties, the courts or the finders of fact.

Business Segment Information

Effective December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information". This Statement establishes new standards for reporting information about operating segments in interim and annual financial statements. Business segment disclosures for prior years have been restated for comparative purposes.

The Company has two reportable operating segments: Engineering and Construction and Steel Distribution. These segments are aligned based on the types of products and services offered. The Engineering and Construction Segment specializes in the engineering and design, procurement, fabrication, erection and rehabilitation of steel products such as liquid and cryogenic storage and processing systems, water storage systems, bridges and buildings. The Steel Distribution Segment distributes a full line of heavy carbon steel products and provides value-added processing services and the Company's Culvert facilities manufacture and market corrugated metal culvert pipe and accessories.

The Company evaluates performance and allocates resources based on income or loss from operations. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that inventory is accounted for on a FIFO basis at the segment level compared to a LIFO basis at the consolidated level, and the Company does not allocate certain items to its segments including general corporate expenses, incentive stock plan charges, other income (expense), income tax expense and adjustments to the LIFO inventory reserve.

Notes to consolidated financial statements


Years ended December 31,              1998            1997            1996
------------------------             ------          ------          ------
Earned Revenue
Engineering and Construction       $366,990,953    $286,640,150    $308,849,681
Steel Distribution                  203,303,858     189,087,094     160,892,019
Corporate and Other                  (3,583,994)     (1,159,288)     (1,468,190)
                                   ------------    ------------    ------------
                                   $566,710,817    $474,567,956    $468,273,510
                                   ============    ============    ============
Depreciation
Engineering and Construction       $  4,410,637    $  4,018,457    $  4,118,398
Steel Distribution                    1,542,209       1,664,531       1,519,868
Corporate and Other                     156,626         101,206          42,711
                                   ------------    ------------    ------------
                                   $  6,109,472    $  5,784,194    $  5,680,977
                                   ============    ============    ============
Income (Loss) from Operations
Engineering and Construction       $ 26,194,942    $ 16,444,274    $ 16,949,050
Steel Distribution                   17,382,353      16,610,367      13,080,119
Corporate and Other                 (12,750,226)     (8,104,258)     (9,441,449)
                                   ------------    ------------    ------------
                                   $ 30,827,069    $ 24,950,383    $ 20,587,720
                                   ============    ============    ============
Identifiable Assets
Engineering and Construction       $195,602,610    $148,295,267    $128,468,108
Steel Distribution                   80,042,903      73,790,247      59,216,014
Corporate and Other                  13,737,911       9,853,012      12,201,262
                                   ------------    ------------    ------------
                                   $289,383,424    $231,938,526    $199,885,384
                                   ============    ============    ============
Capital Expenditures
Engineering and Construction       $  9,838,712    $  8,236,762    $  2,967,717
Steel Distribution                    6,762,172       1,604,404       1,014,284
Corporate and Other                     699,761         766,137         170,930
                                   ------------    ------------    ------------
                                   $ 17,300,645    $ 10,607,303    $  4,152,931
                                   ============    ============    ============

For the years ended 1998, 1997 and 1996, neither any single customer, nor any country outside the United States, accounted for 10 percent or more of total earned revenue.

Report of independent auditors and management

Report of Independent Auditors
Stockholders and Board of Directors
Pitt-Des Moines, Inc.

We have audited the accompanying consolidated statements of financial condition of Pitt-Des Moines, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pitt-Des Moines, Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



/s/ Ernst & Young, LLP

Pittsburgh, Pennsylvania
March 3, 1999

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

Wm. W. McKee
President and Chief Executive Officer


/s/ R. A. Byers

R. A. Byers
Vice President Finance and Treasurer

Two year quarterly results of operations

The following is a summary of the quarterly results of operations:
(unaudited)


Quarters ended                                        March 31,   June 30,   September 30,   December 31,
---------------                                       ---------   --------   -------------   ------------
(Dollars in thousands, except per share amounts)
1998                                                                                                   (1)
Earned revenue                                         $123,370   $140,188        $154,777       $148,376
Gross profit from operations                             19,075     21,205          21,389         23,137
Income before income taxes                                6,819      6,804           8,501         11,428
Net income                                                4,168      4,150           5,173          6,664
Earnings per share                                     $   0.59   $   0.59        $   0.73       $   0.94
Earnings per share - assuming dilution                 $   0.58   $   0.55        $   0.69       $   0.89
1997                                                                                                   (2)
Earned revenue                                         $109,581   $119,235        $114,662       $131,090
Gross profit from operations                             14,104     17,472          15,693         24,767
Income before income taxes                                3,445      5,872           5,308          9,338
Net income                                                2,101      3,570           3,198          5,531
Earnings per share                                     $   0.30   $   0.51        $   0.46       $   0.79
Earnings per share - assuming dilution                 $   0.30   $   0.50        $   0.45       $   0.77

A separate computation of earnings per share is made for each quarter presented. The dilutive effect on earnings per share is included in each quarter in which dilution occurs. The earnings per share computation for the year is a separate annual calculation. Accordingly, the sum of the quarterly earnings per share amounts will not necessarily equal the earnings per share for the year.

(1) During the fourth quarter of 1998, a gain on the sale of an idle facility was recognized which increased net income by $0.34 per share.

(2) During the fourth quarter of 1997, adjustments were made to insurance accruals which increased net income by $0.17 per share.

Stockholders' reference

Form 10-K

A copy of the Form 10-K, which is filed with the Securities and Exchange Commission, provides additional information and may be obtained without charge, after March 31, 1999, upon written request to:

Richard A. Byers
Vice President Finance and Treasurer
Pitt-Des Moines, Inc.
1450 Lake Robbins Drive, Suite 400
The Woodlands, Texas 77380

Transfer Agent and Registrar
ChaseMellon Shareholder Services, L.L.C.
450 West 33rd Street, 15th Floor
New York, NY 10001
800-851-9677

Independent Auditors
Ernst & Young LLP
One Oxford Centre
28th Floor
Pittsburgh, Pennsylvania 15219

Annual Meeting of Stockholders
The Company's Annual Meeting of Stockholders will be held at 2 p.m. on May 6, 1999, at 3400 Grand Avenue, Pittsburgh, Pennsylvania 15225.

Company Contact
Investor Relations:
Richard A. Byers
281-765-4600

Common Stock Information

The following table sets forth, for the periods indicated, the high and low stock prices of the Common Stock and the dividends paid per share of Common Stock.


                         Price range         Quarterly
                     ----------------------  dividends
                      High         Low       per share
                     ------   ------------- -----------
1998
First Quarter       $ 24         $  18 1/8      $  .15
Second Quarter        32 3/8        24 1/8         .15
Third Quarter         29 3/4        21 3/4         .15
Fourth Quarter        27            15             .15
                                                ------
                                                $  .60
                                                ======
1997
First Quarter       $ 15 1/2     $  13          $.1375
Second Quarter        16 9/16       13           .1375
Third Quarter         18 3/4        15           .1375
Fourth Quarter        19 3/16       16 27/32     .1375
                                                ------
                                                $  .55
                                                ======

On February 26, 1999, there were 7,245,916 shares outstanding and approximately 433 stockholders of record of the Company's Common Stock.

Stock Trading

The Company's Common Stock is traded on the American Stock Exchange (symbol
PDM).