Form 10-K, Exhibit 13
period 1999-12-31
PITT DES MOINES INC
filed 2000-03-30
CIK 78853

FIVE YEAR SELECTED FINANCIAL DATA


YEARS ENDED DECEMBER 31,                               1999        1998       1997       1996       1995
-----------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)

OPERATING PERFORMANCE
Earned revenue                                        $629,089   $566,711    $474,568   $468,274   $461,274
Income from operations                                  40,623     30,827      24,950     20,588     22,077
Income before income taxes                              39,283     33,552      23,963     20,629     21,255
Net income                                              24,300     20,155      14,400     12,551     13,019
Earnings per share                                    $   3.39   $   2.85    $   2.06   $   1.80   $   1.87
Earnings per share -- assuming dilution               $   3.23   $   2.72    $   2.02   $   1.78   $   1.86
-----------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Total assets                                          $295,044   $289,383    $231,939   $199,885   $201,136
Long-term debt                                              --     35,000      11,000         --     13,000
Stockholders' equity                                   172,405    149,254     129,663    118,619    108,942
OTHER INFORMATION
For the year:
     Cash provided (utilized) by operations           $ 52,405   $(13,062)   $ 10,578   $ 24,749   $ 14,630
     Depreciation and amortization expense               8,641      6,109       5,784      5,681      5,662
     Capital expenditures                               12,380     17,301      10,607      4,153      5,304
     Dividends per common share                           0.68       0.60        0.55       0.43       0.33
At year end:
     Book value per common share                      $  23.46   $  20.60    $  18.49   $  17.03   $  15.66
     Employees                                           2,783      2,479       2,210      2,006      2,082
-----------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is provided to assist readers in understanding the Company's financial performance during the periods presented and significant trends which may impact the future performance of the Company. It should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Annual Report.

RESULTS OF OPERATIONS

PDM is a diversified engineering and construction company, and a distributor of a broad range of carbon steel products. The Company currently operates in two business segments: Heavy Construction and Steel Distribution. The Heavy Construction segment specializes in the engineering and design, procurement, fabrication, erection and rehabilitation of steel products including liquid and cryogenic storage and processing systems, water storage systems, bridges and buildings. The Steel Distribution segment processes and distributes a full line of heavy carbon steel products and manufactures and markets corrugated metal culvert pipe and accessories.

The Company realized net income of $24.3 million in 1999 compared with $20.2 million in 1998 and $14.4 million in 1997. The related earnings per share were $3.23 in 1999 compared with $2.72 in 1998 and $2.02 in 1997. Earned revenue increased $62.4 million in 1999 when compared with 1998 and increased $92.1 million in 1998 when compared with 1997. Income from operations of $40.6 million in 1999 increased $9.8 million from $30.8 million in 1998 and increased $5.8 million in 1998 when compared with $25.0 million in 1997. The increase in earned revenue and income from operations from 1998 to 1999 and 1997 to 1998 is attributable to the strength of the Heavy Construction segment. For additional discussion on the results of operations refer to the individual business segment narratives below.

HEAVY CONSTRUCTION

The economic conditions and competitive environments in which Heavy Construction operates vary independently from market to market and year to year. These external factors, outside of management's control, impact financial results. The following table sets forth the segment's earned revenue and new awards for the years ended December 31, 1999, 1998 and 1997.

                             1999      1998      1997
-------------------------------------------------------
(Dollars in thousands)

EARNED REVENUE
     Liquid & Cryogenic
          Storage          $185,659  $163,148  $121,168
     Water Storage           95,265    78,758    68,736
     Steel Bridges           88,187    74,952    51,809
     Steel Buildings         69,847    50,133    44,927
-------------------------------------------------------
                           $438,958  $366,991  $286,640
-------------------------------------------------------
NEW AWARDS
     Liquid & Cryogenic
          Storage          $133,898  $182,129  $188,441
     Water Storage          110,721    89,006    80,424
     Steel Bridges           90,580   102,744    62,846
     Steel Buildings         52,825    84,120    33,458
-------------------------------------------------------
                           $388,024  $457,999  $365,169
-------------------------------------------------------

Earned revenue increased $72.0 million in 1999 due to balanced growth among all product groups. The growth is attributable to the following factors:

 .    Liquid and Cryogenic Storage benefited from progress on significant contracts including a liquid natural gas import terminal in Puerto Rico.

 .    The Water Storage group reported strong demand from municipalities driven by a demographic shift to the suburbs.

 .    The Steel Bridge group continued to benefit from increased federal and state infrastructure spending. The level of spending is expected to remain strong over the next several years due to passage of the "Transportation Equity Act for the 21st Century" in 1998.

 .    The Steel Building group benefited from a consistent flow of sizable contracts, further increasing utilization of the Eloy, Arizona facility which was brought online in mid-1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS

During 1998, earned revenue increased $80.4 million from 1997 levels on the strength of the Liquid and Cryogenic Storage and Steel Bridge markets. The Liquid and Cryogenic Storage growth was attributable to progress on significant contracts including a liquid natural gas import terminal in Puerto Rico, while the Steel Bridge group benefited from an ongoing capital investment program by the railroad industry, as well as increased federal and state infrastructure spending.

New awards for 1999 decreased $70.0 million due primarily to lower sales activity for the Liquid and Cryogenic Storage and Steel Building groups. The Liquid and Cryogenic Storage group experienced decreased market activity as soft demand from oil and gas companies and weak South American economies negatively impacted capital spending. While market fundamentals are expected to improve by mid-2000, the lower 1999 sales may result in decreased earned revenue for this group in 2000.

The Steel Building group new awards were down from the historical high reported in 1998; however, strong demand for office space, hotels and other structures in the California market are expected to result in solid bidding activity in 2000. The overall decrease in new awards was partially offset by increased sales for the Water Storage group. The above noted spending by municipalities accounted for the growth over the prior year.

Total new awards increased $92.8 million during 1998 due to solid sales growth by the Steel Building and Steel Bridge groups. Strong demand for commercial office space in the Western United States contributed to the growth in Steel Building new awards, while the above noted railroad industry and infrastructure spending accounted for the increase in Steel Bridge new awards.

Selling, general and administrative (S, G&A) expense as a percentage of earned revenue was 6.5 percent, 7.4 percent and 9.0 percent for 1999, 1998 and 1997, respectively. In both 1999 and 1998, S, G&A expense increased in absolute dollars due to an increased number of employees to accommodate the expansion of operations.

Income from operations was $35.5 million in 1999 compared with $26.2 million and $16.4 million in 1998 and 1997, respectively. The increase in 1999 and 1998 is primarily attributable to the Company's significant revenue growth. In addition, lower S, G&A expense as a percentage of earned revenue also contributed to the increase.

Capital expenditures, exclusive of business acquisitions, were $6.5 million in 1999 compared with $9.8 million and $8.2 million in 1998 and 1997, respectively. The 1999 expenditures consisted of the acquisition of plant and construction equipment, as well as the expansion of existing facilities. Expenditures during 1998 related primarily to completion of the structural steel fabricating facility in Eloy, Arizona, and expansion of the bridge fabrication facility in Palatka, Florida, while 1997 expenditures were incurred for the construction of the Arizona facility.

STEEL DISTRIBUTION

For the Steel Distribution segment, earned revenue of $195.0 million decreased $8.3 million from 1998 despite a 5 percent increase in tonnage shipped. Lower transaction prices, attributable to a drop in steel prices, accounted for the decrease from the prior year. However, pricing began to rebound and demand improved, particularly in the Western United States, during the fourth quarter of 1999. If these market trends continue, 2000 results should be favorably impacted. In 1998, a 10 percent increase in volume, despite weaker demand, accounted for the growth over 1997.

Income from operations was $15.4 million compared with $17.4 million and $16.6 million in 1998 and 1997, respectively. The lower 1999 operating income is attributable to the decrease in earned revenue and higher S, G&A costs associated with new or expanded steel service center operations. In 1998, operating income increased due primarily to the growth in earned revenues. The 1998 increase was partially offset by slightly lower gross margins which were negatively impacted by weaker demand and competitive pricing pressure. S, G&A expense as a percentage of earned revenue was 8.1 percent, 6.9 percent and 7.4 percent for 1999, 1998 and 1997, respectively.

During 1999, the Company completed construction of a new steel service center in Woodland, Washington. This facility enables the Company to provide broader geographic coverage and enhance customer service to the Northwest United States. Also in 1999, the Company completed the conversion of a portion of a former fabricating facility in Des Moines, Iowa to supply the Midwestern United States.

Capital expenditures were $5.8 million in 1999 compared with $6.8 million and $1.6 million in 1998 and 1997, respectively. The 1999 and 1998 expenditures were primarily incurred in the construction of the Woodland, Washington and Des Moines, Iowa, steel service centers. The 1997 capital expenditures consisted of the acquisition of plant equipment.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OTHER

Corporate unallocated expenses, consisting of salaries, benefits, outside professional services, taxes and insurance, were $10.2 million in 1999 compared with $12.8 million and $8.1 million in 1998 and 1997, respectively. The decrease in 1999 is attributable to lower compensation expense recognized under an incentive stock plan and increased net periodic pension income. The increase in 1998 relates primarily to $3.0 million of compensation expense recognized under an incentive stock plan, for which no amount was included in the prior year.

Interest expense of $2.6 million in 1999 compares with $1.9 million in 1998 and $0.8 million in 1997. Interest expense is directly related to the level of net borrowings the Company maintains throughout the year. The increase in interest expense for 1999 resulted from the higher level of borrowings to fund capital expansion and to finance general working capital needs. On December 31, 1999, the Company had no outstanding debt under its revolving credit facility compared with $35 million at December 31, 1998. The Company had $11 million of outstanding debt under the revolving credit facility at December 31, 1997.

The gain on sale of assets was $1.0 million, $4.3 million and $0.4 million in 1999, 1998 and 1997, respectively. In all three years, gains on the sale of idle properties were recognized.

The effective tax rate was approximately 38 percent in 1999 compared with 40 percent in 1998 and 1997. The 1998 rate was higher than 1999 due to the inclusion of a non-deductible Justice Department fine.

LIQUIDITY AND CAPITAL RESOURCES

The increase in cash provided by operating activities in 1999, compared with 1998, is primarily due to a net decrease in operating assets and liabilities (excluding the effects of acquisitions). A decrease in net costs incurred on contracts coupled with an increase in short-term liabilities contributed to the improvement in cash provided by operating activities. The changes in operating assets and liabilities vary from year to year and are affected by the mix, stage of completion and commercial terms of contracts. During 1998, increases in accounts receivable and net costs incurred on contracts of $38.1 million contributed to the decrease in cash provided by operating activities.

The Company expended $12.4 million for capital improvements in 1999, and realized $2.8 million in proceeds from the sale of idle property. Capital expenditures in the Heavy Construction segment were for the acquisition of plant and construction equipment and for the expansion and improvement of facilities. Capital expenditures by the Steel Distribution segment were for the expansion and improvement of facilities. During 1999 and 1998, the Company had annual capital spending of approximately one-and-one-half times and two times annual depreciation expense, respectively, to maintain its competitive position. The Company anticipates that capital expenditures in the near future will approximate the level of depreciation and amortization, although there can be no assurance that such levels will not increase or decrease.

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

Cash utilized by financing activities consisted primarily of dividend payments and payment of debt obligations. The Company paid cash dividends of $5.0 million ($.68 per share) in 1999 compared with $4.4 million ($.60 per share) in 1998 and $3.8 million ($.55 per share) in 1997.

On February 10, 2000, the Board of Directors declared an 18 percent increase in its quarterly dividend to $.20 per share. The payment of future dividends will be evaluated based on business conditions.

The Company has on hand and access to sufficient sources of funds to meet its anticipated operating, expansion and capital needs. These sources include the unused portion of a $70.0 million unsecured revolving credit facility which expires on January 31, 2002. On December 31, 1999, $7.8 million of stand-by letters of credit were outstanding under this credit facility. The Company expects to borrow under its credit facility for working capital requirements in 2000.

Inflation has not had a material effect on the Company in recent years, and the effect is expected to be minimal in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR 2000

The Company initiated a review of its software systems in 1997 in view of the fact that certain systems may not properly recognize dates after the year 1999, which could cause those systems to produce invalid results or fail to operate. This is commonly referred to as "the Year 2000 problem." The Company's Year 2000 plan encompassed three main phases: Assessment, Remediation and Testing. All phases of the Year 2000 plan were generally conducted by the Company's information technology personnel. While the Company has not tracked these costs separately, it does not believe the impact of the Year 2000 remediation efforts has had a material impact on the Company's results of operations for the periods presented, or that any additional costs will have a material impact on the Company's future results of operations.

To date, we have not experienced any material Year 2000 issues. Additionally, we have no reason to believe that any third parties with whom we deal have had any material Year 2000 issues. However, we cannot assure you that we will not experience any disruption due to Year 2000 issues in the future. We continue to monitor our systems and third parties for any Year 2000 problems.

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

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, as amended, addresses the accounting for derivatives and hedging activities and is effective for years starting after June 15, 2000.

The Company does not currently utilize derivatives or engage in hedging activities; therefore, management does not anticipate that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

FORWARD-LOOKING STATEMENTS

Any of the comments in this Annual Report that refer to the Company's estimated or future results, margins on existing or future projects, long-term profitability and demand and growth trends are forward-looking and reflect the Company's current analysis of existing trends and information. Actual results may differ materially from current expectations or projections based on a number of factors affecting the Company's businesses. The Company's estimates of future performance depend on, among other things, the likelihood of receiving certain new awards. While these estimates are based on the good faith judgment of management, these estimates frequently change based on new facts which become available. In addition, the timing of receipt of revenue by the Company from engineering and construction projects can be affected by a number of factors outside the control of the Company. The Company's businesses are also subject to fluctuations in demand and to changing global economic and political conditions which are beyond the control of the Company and may cause actual results to differ from the forward-looking statements contained in this Annual Report.

These forward-looking statements represent the Company's judgment only as of the date of this Annual Report. As a result, the reader is cautioned not to rely on these forward-looking statements. The Company disclaims any intent or obligation to update these forward-looking statements.

CONSOLIDATED STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31,                               1999           1998           1997
---------------------------------------------------------------------------------------------
Earned revenue                                     $629,089,077   $566,710,817   $474,567,956
Cost of earned revenue                              533,266,736    481,905,383    402,532,030
---------------------------------------------------------------------------------------------
Gross profit from operations                         95,822,341     84,805,434     72,035,926
Selling, general and administrative expenses         55,198,703     53,978,365     47,085,543
---------------------------------------------------------------------------------------------
Income from operations                               40,623,638     30,827,069     24,950,383
Other income (expense):
 Interest income                                        866,798        625,218        752,638
 Interest expense                                    (2,644,653)    (1,914,450)      (847,334)
 Gain on sale of assets                               1,006,336      4,260,911        437,935
 Miscellaneous, net                                    (568,893)      (246,773)    (1,330,472)
---------------------------------------------------------------------------------------------
                                                     (1,340,412)     2,724,906       (987,233)
---------------------------------------------------------------------------------------------
Income before income taxes                           39,283,226     33,551,975     23,963,150
Income tax expense                                   14,983,226     13,396,975      9,562,750
---------------------------------------------------------------------------------------------
Net income                                         $ 24,300,000   $ 20,155,000   $ 14,400,400
=============================================================================================


Earnings per share                                 $       3.39   $       2.85   $       2.06
---------------------------------------------------------------------------------------------
Earnings per share -- assuming dilution            $       3.23   $       2.72   $       2.02
=============================================================================================
Shares used to calculate:
Earnings per share                                    7,174,300      7,069,122      6,998,698
---------------------------------------------------------------------------------------------
Earnings per share -- assuming dilution               7,517,211      7,422,435      7,112,796
=============================================================================================

See Notes to Consolidated Financial Statements.

                                                     PDM 1999 ANNUAL REPORT / 25

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31,                                             1999          1998
-------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                            $  8,973,773  $  8,446,701
Accounts and notes receivable                         102,320,329   103,998,461
Inventories                                            30,741,162    31,118,073
Costs and estimated profits in excess of billings      61,150,265    63,700,086
Deferred income taxes                                   8,544,735     5,875,969
Prepaid expenses                                        1,074,623     1,204,821
-------------------------------------------------------------------------------
Total current assets                                  212,804,887   214,344,111


OTHER ASSETS                                           14,697,322    10,454,132



GOODWILL                                                7,186,493     6,587,744



PROPERTY, PLANT AND EQUIPMENT
Land                                                    7,737,027     9,637,915
Buildings                                              48,664,757    44,091,012
Machinery and equipment                                80,752,795    75,711,892
-------------------------------------------------------------------------------
                                                      137,154,579   129,440,819
Allowances for depreciation                           (76,799,728)  (71,443,382)
-------------------------------------------------------------------------------
Net property, plant and equipment                      60,354,851    57,997,437
-------------------------------------------------------------------------------
                                                     $295,043,553  $289,383,424
===============================================================================

See Notes to Consolidated Financial Statements.

26 / PDM 1999 ANNUAL REPORT

DECEMBER 31,                                                                                        1999           1998
-----------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                                            $ 61,424,320   $ 52,776,621
Accrued compensation, related taxes and benefits                                              17,332,293     14,200,709
Other accrued expenses                                                                         3,673,374      3,655,130
Billings in excess of costs and estimated profits                                             18,297,425     14,774,001
Income taxes                                                                                   3,987,802      4,640,052
Casualty and liability insurance                                                               8,754,274      5,784,305
-----------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                    113,469,488     95,830,818

REVOLVING CREDIT FACILITY                                                                             --     35,000,000

DEFERRED INCOME TAXES                                                                          8,287,618      6,936,811

MINORITY INTEREST                                                                                881,285      2,361,666

CONTINGENCIES AND COMMITMENTS

STOCKHOLDERS' EQUITY
Preferred stock -- par value $.01 per share; authorized 3,000,000 shares; issued -- none
Common stock -- no par value; authorized 15,000,000 shares; issued 8,946,468 shares           33,549,255     33,549,255
Additional paid-in capital                                                                     6,305,236      4,183,698
Retained earnings                                                                            145,391,325    126,081,860
Accumulated other comprehensive income                                                                --       (290,402)
-----------------------------------------------------------------------------------------------------------------------
                                                                                             185,245,816    163,524,411
Treasury stock at cost (1999 -1,597,866 shares; 1998 - 1,700,552 shares)                     (11,784,061)   (12,299,282)
Unearned compensation - restricted stock                                                      (1,056,593)    (1,971,000)
-----------------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                   172,405,162    149,254,129
-----------------------------------------------------------------------------------------------------------------------
                                                                                            $295,043,553   $289,383,424
=======================================================================================================================

See Notes to Consolidated Financial Statements.

                                                     PDM 1999 ANNUAL REPORT / 27

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31,                                                  1999           1998           1997
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                            $ 24,300,000   $ 20,155,000   $ 14,400,400
Adjustments to reconcile net income to net cash
     provided (utilized) by operating activities:
     Depreciation and amortization                                       8,640,952      6,109,472      5,784,194
     Gain on sale of assets                                             (1,006,336)    (4,260,911)      (437,935)
     Deferred income taxes (credits)                                    (1,317,959)      (828,750)        52,336
     Minority interest in earnings, net of dividends paid                 (197,630)       (90,686)       473,194
     Other non-cash debits (credits), net                                 (926,319)       692,038       (824,396)
Change in operating assets and liabilities providing (using) cash:
     Accounts and notes receivable                                       1,678,132    (25,782,326)      (139,306)
     Inventories                                                           376,911     (4,881,935)    (4,928,286)
     Prepaid expenses                                                      145,653       (118,998)       (65,197)
     Costs, estimated profits and billings, net                          6,073,245    (12,338,460)    (8,879,535)
     Accounts payable                                                    8,647,699      3,964,181      3,422,738
     Accrued liabilities                                                 6,394,744      2,568,788       (495,818)
     Income taxes                                                         (403,817)     1,751,086      2,215,687
----------------------------------------------------------------------------------------------------------------
     Net cash provided (utilized) by operating activities               52,405,275    (13,061,501)    10,578,076
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
     Capital expenditures                                              (12,380,392)   (17,300,645)   (10,607,303)
     Proceeds from sale of assets                                        2,845,750      6,724,520        655,397
     Acquisitions, net of cash acquired                                 (2,181,600)      (614,135)   (13,657,216)
     Change in non-current assets                                       (1,165,922)       194,650        610,059
----------------------------------------------------------------------------------------------------------------
     Net cash utilized by investing activities                         (12,882,164)   (10,995,610)   (22,999,063)
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from revolving credit facility                            17,000,000     27,000,000     17,000,000
     Payments of revolving credit facility                             (52,000,000)    (3,000,000)    (6,000,000)
     Dividends paid                                                     (4,964,974)    (4,359,366)    (3,849,127)
     Other                                                                 968,935        826,270        492,138
----------------------------------------------------------------------------------------------------------------
     Net cash provided (utilized) by financing activities              (38,996,039)    20,466,904      7,643,011
----------------------------------------------------------------------------------------------------------------
(Decrease) increase in cash and cash equivalents                           527,072     (3,590,207)    (4,777,976)
Cash and cash equivalents at beginning of year                           8,446,701     12,036,908     16,814,884
----------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                              $  8,973,773   $  8,446,701   $ 12,036,908
================================================================================================================

See Notes to Consolidated Financial Statements.

28 / PDM 1999 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                    Unearned                                  Accumulated
                                                  Additional  compensation -                                        other
                                        Common       paid-in      restricted      Retained   Comprehensive  comprehensive
                                         stock       capital           stock      earnings          income         income
-------------------------------------------------------------------------------------------------------------------------
Balance on January 1, 1997         $33,549,255                                $ 99,594,878                   $   (251,355)
Comprehensive income:
     Net income                                                                 14,400,400    $ 14,400,400
     Minimum pension liability                                                                     (19,652)       (19,652)
     Total comprehensive income                                                                 14,380,748
Cash dividends ($0.55 per share)                                                (3,849,127)
Other                                           $    95,370                        124,637
-------------------------------------------------------------------------------------------------------------------------
Balance on December 31, 1997        33,549,255       95,370                    110,270,788                       (271,007)
Comprehensive income:
     Net income                                                                 20,155,000      20,155,000
     Minimum pension liability                                                                     (19,395)       (19,395)
     Total comprehensive income                                                                 20,135,605
Cash dividends ($0.60 per share)                                                (4,359,366)
Issuance of restricted stock                      2,581,810   $  (3,696,000)
Stock plan amortization                           1,245,000       1,725,000
Other                                               261,518                         15,438
-------------------------------------------------------------------------------------------------------------------------
Balance on December 31, 1998        33,549,255    4,183,698      (1,971,000)   126,081,860                       (290,402)
Comprehensive income:
     Net income                                                                 24,300,000      24,300,000
     Minimum pension liability                                                                     290,402        290,402
     Total comprehensive income                                                                 24,590,402
Cash dividends ($0.68 per share)                                                (4,964,974)
Stock plan amortization                           1,245,384         930,423
Other                                               876,154         (16,016)       (25,561)
-------------------------------------------------------------------------------------------------------------------------
Balance on December 31, 1999       $33,549,255  $ 6,305,236   $  (1,056,593)  $145,391,325                   $         --
=========================================================================================================================

                                        Treasury stock
                                  ----------------------------
                                                     Number of
                                     Cost               shares
--------------------------------------------------------------
Balance on January 1, 1997        $ (14,273,424)    (1,980,466)
Comprehensive income:
     Net income
     Minimum pension liability
     Total comprehensive income
Cash dividends ($0.55 per share)
Other                                   291,783         47,372
--------------------------------------------------------------
Balance on December 31, 1997        (13,981,641)    (1,933,094)
Comprehensive income:
     Net income
     Minimum pension liability
     Total comprehensive income
Cash dividends ($0.60 per share)
Issuance of restricted stock          1,114,190        154,000
Stock plan amortization
Other                                   568,169         78,542
--------------------------------------------------------------
Balance on December 31, 1998        (12,299,282)    (1,700,552)
Comprehensive income:
     Net income
     Minimum pension liability
     Total comprehensive income
Cash dividends ($0.68 per share)
Stock plan amortization
Other                                   515,221        102,686
--------------------------------------------------------------
Balance on December 31, 1999      $ (11,784,061)    (1,597,866)
==============================================================

See Notes to Consolidated Financial Statements.

                                                     PDM 1999 ANNUAL REPORT / 29

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

RECLASSIFICATIONS

Certain amounts in the 1997 and 1998 consolidated financial statements and notes to consolidated financial statements have been reclassified to conform with the 1999 and 1998 presentation.

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

At December 31, 1999, $3.9 million of long-lived assets to be disposed of were included in Property, Plant and Equipment.

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

STOCK PLANS

The Company accounts for stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the grant date over the amount an employee must pay to acquire the stock. This expense is recognized ratably over the vesting period.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The market value of restricted stock at the grant date is recorded as unearned compensation in a separate component of stockholders' equity and adjusted to current market value at each reporting period. Assuming certain performance criteria are met, unearned compensation is amortized to expense over the vesting period.

EARNINGS PER COMMON SHARE

Earnings per share (basic) is calculated by dividing net income by the weighted-average number of shares of common stock outstanding, exclusive of the non-vested restricted shares.

Earnings per share (assuming dilution) reflects the assumed conversion of all dilutive securities, consisting of employee stock options and restricted stock, to the extent that predetermined goals have been achieved. Such adjustments to the weighted-average number of shares of common stock outstanding are made only when such adjustments dilute earnings per common share.

COMPREHENSIVE INCOME

Comprehensive income consists of net income and minimum pension liability adjustments and is presented in the Consolidated Statements of Stockholders' Equity.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, as amended, addresses the accounting for derivatives and hedging activities and is effective for years starting after June 15, 2000.

The Company does not currently utilize derivatives or engage in hedging activities; therefore, management does not anticipate that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

ACQUISITIONS

During 1999, the Company completed the acquisition of the remaining 18 percent interest in Oregon Culvert Company, Inc., a manufacturer and marketer of corrugated metal culvert pipe and accessories in Tualatin, Oregon. Pro forma information has not been presented because it is immaterial.

ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable at December 31, 1999 and 1998, include approximately $20.4 million and $18.8 million, respectively, due from customers in accordance with applicable retainage provisions of engineering and construction contracts. These amounts become due upon completion of such contracts. The allowance for doubtful accounts was approximately $1.9 million and $0.8 million on December 31, 1999 and 1998, respectively.

INVENTORIES

Inventories aggregating approximately $25.3 million and $26.3 million on December 31, 1999 and 1998, respectively, are valued at the lower of LIFO cost or market. If these amounts had been valued on the FIFO method, which approximates replacement cost, these amounts would have been approximately $10.4 million and $12.7 million higher than reported on December 31, 1999 and 1998, respectively.

Inventories carried on a FIFO basis were $5.4 million and $4.9 million on December 31, 1999 and 1998, respectively.

COSTS AND ESTIMATED PROFITS ON UNCOMPLETED CONTRACTS

Costs and estimated profits on uncompleted contracts are summarized as follows:

DECEMBER 31,                       1999            1998
-------------------------------------------------------
Costs incurred on
 uncompleted contracts    $ 664,063,929   $ 608,869,644
Estimated profits            94,429,247      71,450,525
-------------------------------------------------------
                            758,493,176     680,320,169
Billings to date           (715,640,336)   (631,394,084)
-------------------------------------------------------
                          $  42,852,840   $  48,926,085
-------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Costs, estimated profits and billings on uncompleted contracts are included in the accompanying Consolidated Statements of Financial Condition under the following captions:

DECEMBER 31,                              1999           1998
-------------------------------------------------------------
Costs and estimated
 profits in excess of billings    $ 61,150,265   $ 63,700,086
Billings in excess of costs
 and estimated profits             (18,297,425)   (14,774,001)
-------------------------------------------------------------
                                  $ 42,852,840   $ 48,926,085
-------------------------------------------------------------

As previously reported, included in costs and estimated profits in excess of billings on uncompleted contracts was approximately $6.5 million at December 31, 1998, relating to an unapproved change order arising from a dispute over design and specification changes on a project that had been completed. During 1999, the Company and defendants agreed to settle all claims and counterclaims in this matter. The effect of this settlement did not have a material impact on the results of operations.

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

The Company's policy is to fund the legal minimum required contributions. Plan assets on December 31, 1999 consisted primarily of listed stocks, bonds, investments in pooled funds and group annuity contracts of insurance carriers.

Net periodic pension expense (income) for the Company's defined benefit pension plans included the following components:

YEARS ENDED DECEMBER 31,                                 1999          1998          1997
-----------------------------------------------------------------------------------------
Service cost-benefits earned during the period    $ 1,979,460   $ 1,732,878   $ 1,520,237
Interest cost on projected benefit obligation       4,970,817     4,773,205     4,617,668
Expected return on plan assets                     (9,098,790)   (7,778,867)   (6,453,641)
Amortization of transition amount                    (711,825)     (711,825)     (711,825)
Amortization of prior service cost                    261,527       252,717       254,233
Recognized net actuarial (gain) loss                 (533,822)     (140,022)       48,819
-----------------------------------------------------------------------------------------
Net periodic pension income                       $(3,132,633)  $(1,871,914)  $  (724,509)
-----------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As a result of restructuring activities, curtailment losses of $99,887 are reflected in the recognized net actuarial loss component of net periodic pension income for the year ended December 31, 1997.

The following assumptions were used in the determination of net periodic cost:

YEARS ENDED DECEMBER 31,                        1999   1998  1997
-----------------------------------------------------------------
Discount rate                                   6.8%   7.0%   7.5%
Rate of increase in compensation levels         5.5%   5.5%   5.5%
Expected long-term rate of return on assets     9.0%   9.0%   9.0%
-----------------------------------------------------------------

The interest rates used to discount actuarial liabilities to present value at December 31, 1999 and 1998 were 7.75 percent and 6.75 percent, respectively.

The following table sets forth the change in benefit obligation, plan assets and funded status of the Company's defined benefit pension plans:

DECEMBER 31,                                              1999         1998
----------------------------------------------------------------------------
Change in benefit obligation
  Benefit obligation at beginning of year         $ 75,254,730   $ 70,180,029
  Service cost                                       1,979,460      1,732,878
  Interest cost                                      4,970,817      4,773,205
  Plan amendments                                      144,961             --
  Benefits paid                                     (4,101,971)    (3,832,011)
  Actuarial (gain) or loss                          (8,949,401)     2,367,836
  Other                                                     --         32,793
-----------------------------------------------------------------------------
Benefit obligation at end of year                 $ 69,298,596   $ 75,254,730
-----------------------------------------------------------------------------
Change in plan assets
  Fair value of plan assets at beginning of year  $103,005,094   $ 88,179,350
  Actual return on plan assets                       9,267,426     18,242,082
  Employer contributions                               263,161        415,673
  Benefits paid                                     (4,101,971)    (3,832,011)
-----------------------------------------------------------------------------
Fair value of plan assets at end of year          $108,433,710   $103,005,094
-----------------------------------------------------------------------------
Reconciliation of funded status
  Funded status                                   $ 39,135,114   $ 27,750,364
  Unrecognized transition amount                      (701,174)    (1,412,999)
  Unrecognized prior service cost                    1,641,404      1,757,970
  Unrecognized net gain                            (26,988,086)   (18,403,871)
-----------------------------------------------------------------------------
Net amount recognized                             $ 13,087,258   $  9,691,464
-----------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amounts recognized in the Consolidated Statements of Financial Condition include:

DECEMBER 31,                                        1999           1998
------------------------------------------------------------------------
Prepaid benefit cost                        $ 13,550,681   $ 10,155,553
Accrued benefit liability                       (651,328)      (926,941)
Intangible asset                                 187,905        172,450
Accumulated other comprehensive income                --        290,402
-----------------------------------------------------------------------
Net amount recognized                       $ 13,087,258   $  9,691,464
-----------------------------------------------------------------------

The projected benefit obligation and accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets were $1,923,116 and $2,122,470 as of December 31, 1999 and 1998, respectively. The fair value of plan assets for these plans was $1,582,082 and $1,365,197 as of December 31, 1999 and 1998, respectively.

The Company also makes contributions to certain multi-employer defined benefit pension plans primarily for field union employees. These contributions are determined in accordance with the provisions of negotiated labor contracts and are generally based on the number of man-hours worked. Company contributions and costs recognized for these plans were approximately $721,000, $482,000 and $791,000 for the years ended December 31, 1999, 1998 and 1997, respectively. The estimated accumulated plan benefits and plan assets for these plans are not available.

The Company sponsored or contributed to union sponsored defined contribution plans which cover nearly all salaried employees, certain hourly groups in accordance with their union labor contracts and nearly all non-union field employees. Based upon the respective plans, the Company contributions represent either a stated matching percentage of the participant's basic contribution or a stated rate per hour worked. Company contributions and costs recognized for these plans were $2.8 million, $2.4 million and $1.8 million for the years ended December 31, 1999, 1998 and 1997, respectively.

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

YEARS ENDED DECEMBER 31,       1999        1998        1997
-----------------------------------------------------------
Contributions               $  917,000  $  735,000  $  682,000
Dividends paid on
 ESOP shares                $  184,374  $  151,079  $  125,474
Number of shares
 held by ESOP                  261,823     247,199     222,304
Plan assets at
 market value               $6,400,000  $5,900,000  $4,100,000
--------------------------------------------------------------

REVOLVING CREDIT FACILITY

The Company has an unsecured revolving credit agreement (the "Credit Agreement") with a bank group for $70 million. The Credit Agreement matures on January 31, 2002, at which time all borrowings must be repaid in full. This Credit Agreement calls for the election of interest at rates based on the prime rate or London Interbank Offered Rate and requires the payment of a quarterly commitment fee ranging from .20 percent to .30 percent of the unutilized credit facility. The interest and commitment fee percentages are determined based upon the ratio of debt to earnings before interest, taxes, depreciation and amortization for the trailing four quarters. The Credit Agreement contains restrictive financial covenants that require minimum levels of tangible net worth, as defined, and the maintenance of certain financial ratios. On December 31, 1999, $7.8 million of stand-by-letters of credit were outstanding pursuant to the Credit Agreement.

Interest paid during the years ended December 31, 1999, 1998 and 1997 amounted to $2.7 million, $1.7 million and $0.7 million, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCK PLANS
The Company's stock plans (the "plans") provide for grants of nonqualified or incentive stock options and restricted stock awards to officers and key employees. The plans are administered by a committee consisting of at least three directors of the Company. A total of 2,000,000 shares of the Company's common stock may be issued pursuant to the plans. Total compensation expense recognized in the Consolidated Statements of Income for stock-based compensation awards was $2.2 million and $3.0 million for the years ended December 31, 1999 and 1998, respectively. No compensation expense was recognized in 1997.

Restricted stock awards issued under the plans provide that shares awarded may not be sold or otherwise transferred until restrictions as established by the committee have lapsed. There were no restricted stock grants in 1999 or 1997. Restricted stock issued under the plans with a weighted-average fair value of $26.38 totaled 154,000 in 1998.

Stock options are generally granted at the fair market value of the Company's common stock on the date of grant. The vesting periods of options are determined on a grant-by-grant basis, and may be accelerated in the event of certain circumstances such as death or disability of the optionee. These options generally expire within ten years from the date of grant.

The following table summarizes option activity for the three years ended December 31, 1999:

                                                  Weighted-average
                                         Shares     exercise price
------------------------------------------------------------------
Outstanding on
     December 31, 1996                  501,000             $11.79
------------------------------------------------------------------
Exercised                               (49,500)            $11.47
Surrendered                              (3,750)            $11.58
------------------------------------------------------------------
Outstanding on
     December 31, 1997                  447,750             $11.83
------------------------------------------------------------------
Granted                                 706,000             $17.56
Exercised                               (75,750)            $10.69
------------------------------------------------------------------
Outstanding on
     December 31, 1998                1,078,000             $15.66
------------------------------------------------------------------
Granted                                  70,000             $25.25
Exercised                              (113,100)            $11.85
------------------------------------------------------------------
Outstanding on
     December 31, 1999                1,034,900             $16.72
------------------------------------------------------------------
Exercisable:
December 31, 1997                       297,376             $11.03
December 31, 1998                       374,825             $13.64
December 31, 1999                       455,050             $15.12
------------------------------------------------------------------
Available for future grant:
December 31, 1997                        77,250
December 31, 1998                       617,250
December 31, 1999                       547,250
------------------------------------------------------------------

Stock options outstanding at December 31, 1999 of 1,034,900 shares at option prices ranging from $10.25 to $25.25, had a weighted-average remaining contractual life of 6.8 years.

                                                       PDM 1999 ANNUAL REPORT 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PRO FORMA NET INCOME AND EARNINGS PER SHARE
Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its stock options under the fair value method. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999 and 1998. There were no stock options granted in 1997 under the plans.

DECEMBER 31,                                           1999     1998
--------------------------------------------------------------------
Risk-free interest rate                               6.55%    4.91%
Dividend yield                                        2.76%    2.50%
Volatility factor                                     .249     .203
Weighted-average expected life                           7        8
--------------------------------------------------------------------

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period. The Company's pro forma net earnings and earnings per share were as follows:

YEARS ENDED DECEMBER 31,                                                            1999          1998         1997
-------------------------------------------------------------------------------------------------------------------
(Dollars in thousands, except per share amounts)
Net income - as reported                                                     $    24,300   $    20,155   $   14,400
Compensation expense
         recognized under
         APB opinion No. 25,
         net of tax                                                                1,305         1,782           --
Compensation expense
         computed under FAS 123,
         net of tax                                                               (1,553)       (2,113)        (130)
-------------------------------------------------------------------------------------------------------------------
Net income - pro forma                                                       $    24,052   $    19,824   $   14,270
-------------------------------------------------------------------------------------------------------------------
Earnings per share - as reported:
Earnings per share                                                           $      3.39   $      2.85   $     2.06
Earnings per share -
         assuming dilution                                                   $      3.23   $      2.72   $     2.02
-------------------------------------------------------------------------------------------------------------------
Earnings per share - pro forma:
Earnings per share                                                           $      3.31   $      2.80   $     2.04
Earnings per share -
         assuming dilution                                                   $      3.15   $      2.67   $     2.01
-------------------------------------------------------------------------------------------------------------------
Weighted-average fair value of
         options granted during the year                                     $      6.99   $     10.29          N/A
===================================================================================================================

INCOME TAXES
The income tax expense (benefit) included in the Consolidated Statements of Income is as follows:

YEARS ENDED DECEMBER 31,                                                            1999          1998         1997
-------------------------------------------------------------------------------------------------------------------
Current:
  Federal                                                                    $12,792,797   $11,337,381   $7,481,146
  State                                                                        2,787,414     2,300,000    1,600,000
  Foreign                                                                        720,981       588,344      429,268
-------------------------------------------------------------------------------------------------------------------
  Total current expense                                                       16,301,192    14,225,725    9,510,414
Deferred:
  Federal                                                                     (1,064,511)     (669,375)      42,272
  State                                                                         (253,455)     (159,375)      10,064
-------------------------------------------------------------------------------------------------------------------
  Total deferred expense (benefit)                                            (1,317,966)     (828,750)      52,336
-------------------------------------------------------------------------------------------------------------------
Total income tax expense                                                     $14,983,226   $13,396,975   $9,562,750
===================================================================================================================

36 PDM 1999 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of U.S. statutory federal income tax to the income tax expense on income before income taxes is as follows:

YEARS ENDED DECEMBER 31,                            1999          1998        1997
----------------------------------------------------------------------------------
U.S. statutory federal income tax expense    $13,749,129   $11,743,191  $8,387,103
Increase in taxes resulting from:
  State taxes less federal benefit             1,768,000     1,495,000   1,040,000
  Other, net                                    (533,903)      158,784     135,647
----------------------------------------------------------------------------------
Income tax expense                           $14,983,226   $13,396,975  $9,562,750
----------------------------------------------------------------------------------

Deferred taxes reflect the tax effects of differences between the amounts recorded as assets and liabilities for financial reporting purposes and the amounts recorded for income tax purposes. The tax effects of significant temporary differences giving rise to deferred tax assets and liabilities are as follows:

DECEMBER 31,                                                      1999        1998
----------------------------------------------------------------------------------
Deferred tax assets:
  Casualty and liability insurance                          $2,793,844  $1,515,813
  Contract related amounts                                      50,400       6,400
  Inventory                                                    317,195     502,736
  Employee benefits                                          4,671,929   3,533,820
  Accounts receivable allowance and other                      711,367     317,200
----------------------------------------------------------------------------------
  Total deferred tax assets                                 $8,544,735  $5,875,969
----------------------------------------------------------------------------------
Deferred tax liabilities:
  Property, plant and equipment                             $2,890,473  $3,200,501
  Pension                                                    5,164,164   3,805,847
  Other                                                        232,980     (69,537)
----------------------------------------------------------------------------------
  Total deferred tax liabilities                            $8,287,618  $6,936,811
----------------------------------------------------------------------------------

Income taxes paid for the years ended December 31, 1999, 1998 and 1997 were approximately $17.2 million, $12.5 million and $7.1 million, respectively.

EARNINGS PER SHARE
The following table sets forth the computation of earnings per share and earnings per share assuming dilution:

YEARS ENDED DECEMBER 31,                 1999         1998         1997
-----------------------------------------------------------------------
Numerator:
Net income                        $24,300,000  $20,155,000  $14,400,400
-----------------------------------------------------------------------
Denominator:
     Weighted-average
          shares outstanding        7,174,300    7,069,122    6,998,698
     Employee stock options
          and restricted stock        342,911      353,313      114,098
-----------------------------------------------------------------------
Weighted-average shares-
     assuming dilution              7,517,211    7,422,435    7,112,796
-----------------------------------------------------------------------
Earnings per share                $      3.39  $      2.85  $      2.06
-----------------------------------------------------------------------
Earnings per share -
     assuming dilution            $      3.23  $      2.72  $      2.02
-----------------------------------------------------------------------

                                                       PDM 1999 ANNUAL REPORT 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONTINGENCIES
As previously reported, in a decision dated February 18, 1999, the United States Court of Appeals for the Seventh Circuit affirmed the Company's July 31, 1997 conviction for two misdemeanor violations of federal Occupational Safety and Health Administration regulations. As a result of that conviction, other claims, actions, or proceedings may be instituted against the Company. The Company cannot predict the likelihood of such a claim, action or proceeding being instituted against it, and cannot assess the availability of any insurance coverage or the possibility or materiality of an adverse result in the event of any such claim, action or proceeding in advance of a claim, action or proceeding being instituted.

Various claims and legal proceedings are brought against the Company arising from the normal course of business. Although counsel is unable to predict with certainty the ultimate outcome, management and counsel believe the Company has significant and meritorious defenses to any claims, and intend to pursue them vigorously.

The Company's operations, including idle facilities and other properties, are subject to and affected by federal, state and local laws and regulations regarding the protection of the environment. The Company accrues for environmental costs where such obligations are either known or considered probable and can be reasonably estimated.

The Company is participating as a potentially responsible party (PRP) at three different sites, and has been requested to participate as a PRP at one additional site, pursuant to proceedings under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). Other parties have also been identified as PRP's at the sites. Investigative and/or remedial activities are ongoing. The Company believes, based upon information presently available to it, that the cost of such future activities will not have a material effect on the Company's financial position, results of operations or liquidity. Additionally, amounts reflected in results of operations and in the statements of financial condition during the three years ended December 31, 1999 for investigative and/or remedial activities have also not been material. However, the imposition of more stringent requirements under environmental laws or regulations, new developments or changes regarding site cleanup costs or the allocation of such costs among PRP's or a determination that the Company is potentially responsible for the release of hazardous substances at sites other than those currently identified, could result in additional costs.

Management believes that the ultimate outcome of any matter currently pending against the Company will not materially affect the financial position of the Company although such outcome could be material to the reported results of operations for the period in which it occurs.

38 PDM 1999 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

BUSINESS SEGMENT INFORMATION

The Company has two reportable operating segments: Heavy Construction and Steel Distribution. These segments are aligned based on the types of products and services offered. The Heavy Construction Segment specializes in the engineering and design, procurement, fabrication, erection and rehabilitation of steel products such as liquid and cryogenic storage and processing systems, water storage systems, bridges and buildings. The Steel Distribution Segment distributes a full line of heavy carbon steel products and provides value-added processing services and the Company's culvert facilities manufacture and market corrugated metal culvert pipe and accessories.

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


YEARS ENDED DECEMBER 31,                 1999           1998           1997
---------------------------------------------------------------------------
EARNED REVENUE
Heavy Construction               $438,957,745   $366,990,953   $286,640,150
Steel Distribution                195,048,958    203,303,858    189,087,094
Corporate and Other                (4,917,626)    (3,583,994)    (1,159,288)
---------------------------------------------------------------------------
                                 $629,089,077   $566,710,817   $474,567,956
===========================================================================
DEPRECIATION AND AMORTIZATION
Heavy Construction               $  6,315,563   $  4,410,637   $  4,018,457
Steel Distribution                  1,839,916      1,542,209      1,664,531
Corporate and Other                   485,473        156,626        101,206
---------------------------------------------------------------------------
                                 $  8,640,952   $  6,109,472   $  5,784,194
===========================================================================
INCOME (LOSS) FROM OPERATIONS
Heavy Construction               $ 35,490,485   $ 26,194,942   $ 16,444,274
Steel Distribution                 15,352,376     17,382,353     16,610,367
Corporate and Other               (10,219,223)   (12,750,226)    (8,104,258)
---------------------------------------------------------------------------
                                 $ 40,623,638   $ 30,827,069   $ 24,950,383
===========================================================================
IDENTIFIABLE ASSETS
Heavy Construction               $190,359,968   $195,602,610   $148,295,267
Steel Distribution                 84,707,967     80,042,903     73,790,247
Corporate and Other                19,975,618     13,737,911      9,853,012
---------------------------------------------------------------------------
                                 $295,043,553   $289,383,424   $231,938,526
===========================================================================
CAPITAL EXPENDITURES
Heavy Construction               $  6,485,638   $  9,838,712   $  8,236,762
Steel Distribution                  5,750,364      6,762,172      1,604,404
Corporate and Other                   144,390        699,761        766,137
---------------------------------------------------------------------------
                                 $ 12,380,392   $ 17,300,645   $ 10,607,303
===========================================================================

For the years ended 1999, 1998 and 1997, neither any single customer, nor any country outside the United States, accounted for 10 percent or more of total earned revenue.

                                                       PDM 1999 ANNUAL REPORT 39

REPORTS OF INDEPENDENT AUDITORS AND MANAGEMENT

REPORT OF INDEPENDENT AUDITORS

STOCKHOLDERS AND BOARD OF DIRECTORS, PITT-DES MOINES, INC.
We have audited the accompanying consolidated statements of financial condition of Pitt-Des Moines, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pitt-Des Moines, Inc. and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP

PITTSBURGH, PENNSYLVANIA
FEBRUARY 28, 2000

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

40 PDM 1999 ANNUAL REPORT

TWO YEAR QUARTERLY RESULTS OF OPERATIONS
The following is a summary of the quarterly results of operations:
(unaudited)

QUARTERS ENDED                                      MARCH 31,   JUNE 30,  SEPTEMBER 30,  DECEMBER 31,
                                                    -------------------------------------------------
(Dollars in thousands, except per share amounts)
1999
Earned revenue                                       $142,846   $156,455       $160,343      $169,445
Gross profit from operations                           20,532     23,025         24,389        27,876
Income before income taxes                              8,711      8,392          9,474        12,706
Net income                                              5,297      5,166          5,832         8,005
Earnings per share                                   $   0.75   $   0.72       $   0.81      $   1.11
Earnings per share - assuming dilution               $   0.71   $   0.69       $   0.77      $   1.06
=====================================================================================================
1998                                                                                              (1)
Earned revenue                                       $123,370   $140,188       $154,777      $148,376
Gross profit from operations                           19,075     21,205         21,389        23,137
Income before income taxes                              6,819      6,804          8,501        11,428
Net income                                              4,168      4,150          5,173         6,664
Earnings per share                                   $   0.59   $   0.59       $   0.73      $   0.94
Earnings per share - assuming dilution               $   0.58   $   0.55       $   0.69      $   0.89
=====================================================================================================

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

                                                       PDM 1999 ANNUAL REPORT 41

STOCKHOLDERS' REFERENCE




FORM 10-K

A copy of the Form 10-K, which is filed with the Securities and Exchange Commission, provides additional information and may be obtained without charge, after March 30, 2000, upon written request to:

RICHARD A. BYERS

Vice President Finance and Treasurer
Pitt-Des Moines, Inc.
1450 Lake Robbins Drive, Suite 400
The Woodlands, Texas 77380

TRANSFER AGENT AND REGISTRAR

ChaseMellon Shareholder Services, L.L.C.
P.O. Box 3315
South Hackensack, NJ 07606-1915
800-851-9677
www.chasemellon.com

INDEPENDENT AUDITORS

Ernst & Young LLP
One Oxford Centre
28th Floor
Pittsburgh, Pennsylvania 15219

ANNUAL MEETING OF STOCKHOLDERS

The Company's Annual Meeting of Stockholders will be held at 2 p.m. on May 4, 2000, at The Woodlands Conference Center, 2301 North Millbend, The Woodlands, Texas 77380.

COMPANY CONTACT

Investor Relations:
Richard A. Byers
281-765-4600
www.pdm.com

COMMON STOCK INFORMATION

The following table sets forth, for the periods indicated, the high and low stock prices of the Common Stock and the dividends paid per share of Common Stock.


                         |           Price range              Quarterly
                         |-----------------------------       dividends
                         |    High               Low          per share
-------------------------|----------------------------------------------------
1999                     |
First Quarter            |    $27 3/4          $21 3/4          $0.17
Second Quarter           |     62 1/2           19               0.17
Third Quarter            |     48 1/16          21 3/8           0.17
Fourth Quarter           |     25 1/4           19 1/2           0.17
-------------------------|----------------------------------------------------
                         |                                      $0.68
-------------------------|----------------------------------------------------
1998                     |
First Quarter            |    $24              $18 1/8          $0.15
Second Quarter           |     32 3/8           24 1/8           0.15
Third Quarter            |     29 3/4           21 3/4           0.15
Fourth Quarter           |     27               15               0.15
-------------------------|----------------------------------------------------
                         |                                      $0.60
------------------------------------------------------------------------------


On February 29, 2000, there were 7,389,890 shares outstanding and approximately 433 stockholders of record of the Company's Common Stock.

STOCK TRADING

The Company's Common Stock is traded on the American Stock Exchange (symbol
PDM).